

SINCE 1925

2024 Annual Report
Company Overview & Year In Review

CELEBRATING A CENTURY.

With the pool as the centerpiece of the rapidly growing Outdoor Living market, Hayward is prioritizing innovation, efficiency and comfort. We build better so that you can backyard better. Everything we do is guided by our mission to deliver exceptional products, outstanding service, and innovative technology to transform the experience of water.

This year we proudly celebrate our 100-year anniversary. A momentous and rare milestone, we want to take the opportunity to review our past to better inform our future. As we celebrate this achievement, we reflect with immense pride on our journey, from the founding by Irving Hayward as a tool & die maker, to Oscar Davis acquiring the business in the 1960s and entering the pool market, to the global public company we are today.

For a century, we've served our customers with outstanding products and services, but our centennial celebration is not just a testament to our resilience and past accomplishments. Our company has a solid foundation for future growth and value creation. We are extremely excited about the long-term prospects for the pool industry and our ability to execute our growth plans.

Most recently:

» We engineered more products with category-leading efficiency, including our No.1 rated ultra-high efficiency pumps, and our unbelievably efficient HeatPro® VS.

» We invested in our proprietary Omni® connected automation and control technologies, giving end users greater flexibility when they build and update their outdoor living spaces.

» We added a new suite of stunning lighting and water features and improved engineering across our suite of equipment to run more quietly.

» We expanded our reach beyond the backyard, with our Commercial Aquatics division offering its most versatile and efficient lineup of products yet.

We are helping pool owners spend less time worrying about maintenance and energy bills, and more time enjoying their outdoor oasis. From creating energy-efficient, environmentally sustainable products to advocating for pool safety, we are proud to be a global company that is driving meaningful impact. We look forward to the next 100 years and are committed to building better—one backyard at a time.



> Hayward is well positioned to drive profitable growth and create stockholder value as we pursue our mission of delivering exceptional products, outstanding services and innovative technology to transform the experience of water.

Dear Fellow Stockholders,

2024 was a successful year for Hayward despite the macroeconomic and geopolitical challenges faced by the pool industry. We delivered solid financial and operating results, and I am proud of the performance of our entire team. We also strengthened our senior leadership team and executed strategic initiatives to advance our technology leadership position, leverage our operational excellence culture and enhance our customer experience capabilities. Hayward is well positioned to drive profitable growth and create stockholder value as we pursue our mission of delivering exceptional products, outstanding services and innovative technology to transform the experience of water.

Solid Execution in a Challenging Environment

Our 2024 performance resulted in sales and earnings growth, margin expansion and increased cash flow generation. Year over year, total net sales increased 6% and adjusted EBITDA* increased 12%. Gross profit margins expanded to a post-IPO record of 50.5% and free cash flow increased 22%. Such strong profitability and cash flow enabled us to reduce net leverage into our targeted range while completing a $123 million early debt repayment and the strategic acquisition of ChlorKing to advance our position in the commercial pool market.

Senior Leadership Team

During the year, we further strengthened the senior leadership team by appointing accomplished executives with expanded capabilities to key positions within the organization. I am confident we have the right leadership talent in place to execute our growth strategies and deliver on our commitments.

*For a reconciliation of Adjusted EBITDA to net income for 2024 and 2023, see pages 48-49 of our Form 10-K, which follows.

Technology Leadership

As a technology leader, we increased investments in both R&D and engineering to support our commitment to innovation. We successfully launched several differentiated products during the year, and we are excited by their adoption in the marketplace. Hayward is a leader in critical product categories on the pool pad like IoT Controllers, Variable Speed Pumps, Water Sanitization, and LED Lighting, and we intend to continue developing industry-leading solutions to support our customers and improve the pool ownership experience.

Operational Excellence

Hayward has a long-standing culture of operational excellence and continuous improvement that we view as a competitive advantage. We demonstrated our capabilities again in 2024, consolidating our manufacturing footprint, investing in automation and productivity initiatives, and further expanding margins from already robust levels. As a testament to our product development and operational performance, and the value we provide customers, Hayward was recognized by the largest global distributor with awards for both Innovation Leadership and Operational Excellence.

Enhanced Customer Experience

We are committed to providing industry-leading products along with superior customer service. To that end, we increased investments to enhance the customer experience, leveraging new technologies and tools. We upgraded our customer loyalty programs, rewards trips and partner summits to strengthen and expand our dealer relationships to grow our respective businesses. We also launched Hayward Hub DFW in Texas, a first-of-its-kind Hayward training and support facility for dealers and trade professionals in an important growth market.

Looking Forward, Celebrating 100 Years

2025 represents a tremendous milestone for Hayward, the 100th anniversary of the Company's founding in 1925. We reflect on this achievement with immense pride on our journey, from the founding by Irving Hayward to the global public company we are today. We've built a strong foundation for growth and value creation in our first 100 years, and I am excited about the opportunities that lie ahead.

On behalf of Hayward employees around the world, thank you for your interest and investment in Hayward. I look forward to continuing our journey together in 2025 and beyond.

Regards,

KEVIN P. HOLLERAN

PRESIDENT AND CHIEF EXECUTIVE OFFICER, MEMBER OF THE BOARD OF DIRECTORS



OUR CORE.

MISSION

We deliver exceptional products, outstanding service and innovative technology to transform the experience of water.

VISION

To inspire happiness and well-being through safe, smart and sustainable solutions.

VALUES



CARE

Quality, reliability, safety and service guide everything we do for each other, our customers, our communities and the environment.



RESPECT

We value diversity and act with integrity, humility and inclusivity across our global workforce and beyond.



LEAD

We set the pace as a global leader through the power of our people to innovate and evolve our technology, products and processes.



GROW

We build upon our heritage, embrace change and drive growth by investing thoughtfully in our people, products and services.

SUSTAINABILITY

For a century, we have continuously evolved, always striving to do better. Rooted in our sustainability values, we are dedicated to delivering innovative and environmentally sustainable products, while adhering to responsible manufacturing practices and cultivating a safe, inclusive workplace. Our commitment extends to maintaining robust governance and compliance standards.

From our pioneering Omni® SmartPad™ pool and spa automation systems to cutting-edge LED lighting, salt chlorine generators, and energy-efficient variable-speed pumps, Hayward offers a diverse portfolio of products. These empower our customers to significantly reduce energy consumption, decrease chlorine usage and preserve water resources.

 **PRODUCTS**
» Environmentally Sustainable Products
» Product Safety

 **PLANET**
» Environmental Management (GHG, Energy, Water, Waste)
» Responsible Supply Chain & Materials

 **PEOPLE**
» Employee Health, Well-being & Engagement
» Community Engagement

 **PRINCIPLES**
» Business Ethics
» Board Skills & Independence

OUR COMMITMENT.

OUR PRODUCTS ALLOW CUSTOMERS TO REDUCE:

ENERGY USAGE UP TO	CHLORINE USAGE UP TO	WATER USAGE UP TO
90%	50%	92%

EXECUTIVE MANAGEMENT



Kevin Holleran
President,
Chief Executive Officer



Eifion Jones
Senior Vice President,
Chief Financial Officer



Susan Canning
Senior Vice President,
Chief Legal Officer and
Corporate Secretary



John Collins
Senior Vice President,
Chief Commercial Officer



Raymond Lewis
Senior Vice President,
Chief Human Resources Officer



Eric Sejourne
Senior Vice President,
Chief Global Operations Officer



Stuart Baker
Vice President,
Business Development



Kevin Gallagher
Vice President,
Chief Engineering Officer



Darío Vicario
Vice President,
General Manager,
Europe & Rest of World

BOARD OF DIRECTORS



Stephen Felice
Chairman and
Chief Executive Officer
Felice Partners, LLC



Kevin Holleran
President and
Chief Executive Officer
Hayward Holdings, Inc.



Christopher Bertrand
Managing Director,
Private Capital Group
BDT & MSD Partners



Kevin Brown
Co-Head,
Private Capital Group
BDT & MSD Partners



Diane Dayhoff
Former Vice President,
Investor Relations
The Home Depot, Inc. (Retired)



Ronald Keating
President, Chief Executive Officer
and Director
Excelitas Technologies Corp.



Lawrence Silber
President and
Chief Executive Officer
Herc Rentals, Inc.



Arthur Soucy
Former President,
Products and Technology
Baker Hughes (Retired)



Lori Walker
Former Chief Financial Officer
and Senior Vice President
The Valspar Corporation (Retired)



Edward Ward
Former President
Client Product Group of
Dell Technologies Inc.

OUR CREATION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-40208

⊕ HAYWARD®

Hayward Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**82-2060643**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1415 Vantage Park Drive **Suite 400** **Charlotte, NC**	**28203**
(Address of Principal Executive Offices)	(Zip Code)

(704) 837-8002

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $.001 per share	HAYW	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company.

Large accelerated filer	☒	Accelerated Filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of common stock of the registrant held by non-affiliates of the registrant as of June 29, 2024 was $1,754,627,091. As of February 25, 2025, there were 215,906,251 shares of common stock of the registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 annual meeting of stockholders are incorporated by reference into Part III.

HAYWARD HOLDINGS, INC.
Table of Contents

Cautionary Statement Regarding Forward-looking Statements

This Annual Report on Form 10-K contains certain "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission (the "SEC"). Such forward-looking statements relating to us are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These forward-looking statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures and assumptions and other statements contained in or incorporated by reference in this Annual Report on Form 10-K that are not historical facts. When used in this document, words such as "may," "will," "should," "could," "intend," "potential," "continue," "anticipate," "believe," "estimate," "expect," "plan," "target," "predict," "project," "seek" and similar expressions as they relate to us are intended to identify forward-looking statements. We believe that it is important to communicate our future expectations to our shareholders, and we therefore make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control, and actual results may differ materially from the expectations we describe in our forward-looking statements.

Examples of forward-looking statements include, among others, statements we make regarding: our financial position; business plans and objectives; general economic and industry trends; business prospects; future product development and acquisition strategies; future channel stocking levels; growth and expansion opportunities; operating results; and working capital and liquidity. The forward-looking statements in this Annual Report on Form 10-K are only predictions. We may not achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place significant reliance on our forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of forward-looking statements taken from third-party industry and market reports.

Important factors that could affect our future results and could cause those results or other outcomes to differ materially from those indicated in our forward-looking statements include the following.

- our relationships with and the performance of distributors, builders, buying groups, retailers and servicers who sell our products to pool owners;

- impacts on our business from the sensitivity of our business to seasonality and unfavorable economic and business conditions;

- competition from national and global companies, as well as lower-cost manufacturers;

- our ability to develop, manufacture and effectively and profitably market and sell our new planned and future products;

- our ability to execute on growth strategies and expansion opportunities;

- our exposure to credit risk on our accounts receivable;

- impacts on our business from political, regulatory, economic, trade and other risks associated with operating foreign businesses, including risks associated with geopolitical conflict;

- our ability to maintain favorable relationships with suppliers and manage disruptions to our global supply chain and the availability of raw materials;

- our ability to identify emerging technological and other trends in our target end markets;

- failure of markets to accept new product introductions and enhancements;

- the ability to successfully identify, finance, complete and integrate acquisitions;

- our reliance on information technology systems and susceptibility to threats to those systems, including cybersecurity threats, and risks arising from our collection and use of personal information data;

- misuse of our technology-enabled products could lead to reduced sales, liability claims or harm to our reputation;

- the impact of product manufacturing disruptions, including as a result of catastrophic and other events beyond our control;

- tariffs and other trade restrictions could adversely affect our business;

- regulatory changes and developments affecting our current and future products;

- volatility in currency exchange rates and interest rates;

- our ability to service our existing indebtedness and obtain additional capital to finance operations and our growth opportunities;

- our ability to establish, maintain and effectively enforce intellectual property protection for our products, as well as our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others;

- the impact of material cost and other inflation;

- our ability to attract and retain senior management and other qualified personnel;

- the impact of changes in laws, regulations and administrative policy, including those that limit U.S. tax benefits, impact trade agreements, or address the impacts of climate change;

- the outcome of litigation and governmental proceedings;

- uncertainties related to distribution channel inventory practices and the impact on our net sales volumes;

- our ability to realize cost savings from restructuring activities; and

- other factors set forth in "Item 1A. Risk Factors" of this Annual Report on Form 10-K.

Many of these factors are macroeconomic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this Annual Report on Form 10-K as anticipated, believed, estimated, expected, intended, planned or projected. The forward-looking statements included in this Annual Report on Form 10-K are made only as of the date of this report. Unless required by United States federal securities laws, we neither intend nor assume any obligation to update these forward-looking statements for any reason after the date of this Annual Report on Form 10-K to conform these statements to actual results or to changes in our expectations.


Trademarks, Tradenames and Service Marks


We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business and that appear in this Annual Report on Form 10-K. This Annual Report on Form 10-K also contains trademarks, service marks, trade names and copyrights of other companies which, to our knowledge, are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 10-K may appear without the ® or ™ symbols, but the absence of such symbols does not indicate the registration status of the trademarks and is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to such trademarks and trade names.

Risk Factor Summary

This risk factor summary contains a high-level summary of risks associated with our business. It does not contain all the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth in Item 1A "Risk Factors" of this Annual Report on Form 10-K. A summary of our risks includes, but is not limited to, the following:

- Our business depends on the performance of distributors, builders, buying groups, retailers and servicers.

- The demand for our swimming pool equipment products may be adversely affected by unfavorable economic and business conditions.

- We compete in markets with high levels of competition, which may result in pressure on our profit margins and limit our ability to maintain or increase the market share of our products.

- Our future success depends on developing, manufacturing and attaining market adoption of new products.

- Our results of operations and cash flows may fluctuate from quarter to quarter for many reasons, including seasonality and weather conditions.

- A loss of, or material cancellation, reduction or delay in purchases by, one or more of our largest customers could harm our business.

- We are exposed to credit risk on our accounts receivable, particularly during periods when economic conditions worsen.

- We are exposed to political, regulatory, economic, trade and other risks that arise from our international business operations, including the risks associated with geopolitical conflicts.

- Past growth may not be indicative of future growth.

- We may not be able to identify, finance and complete suitable acquisitions, and any completed acquisitions may be unsuccessful or consume significant resources.

- We may be negatively impacted by litigation and other claims.

- We have significant goodwill and intangible assets and future impairment of our goodwill and intangible assets could have a material adverse effect on our results of operations.

- We are subject to risks related to exchange rate fluctuations.

- Changes in our effective tax rate or exposure to additional income tax liabilities could adversely affect our financial results.

- We may experience cost and other inflation.

- We depend on our ability to attract, develop and retain highly qualified personnel.

- Disruptions in the financial markets could adversely affect us, and our customers, consumers and suppliers.

- We rely on information technology systems to support our business operations, and are subject to risk, including cybersecurity threats, because of such reliance.

- We may encounter difficulties in operating or implementing a new enterprise resource planning ("ERP") system, which may adversely affect our operations and financial reporting.

- Misuse of our technology-enabled products could lead to reduced sales, increased costs, liability claims or harm to our reputation.

- We depend on suppliers, including single-source suppliers and, in a few cases, sole-source suppliers, to consistently supply us with components for our products, and any failure to procure such components could have a material adverse effect on our business, product inventories, sales and profit margins.

- Product manufacturing disruptions, including as a result of catastrophic and other events beyond our control, could cause us to be unable to meet customer demands or increase our costs.

- Tariffs and other trade restrictions could adversely affect our business and financial results.

- The cost and availability of raw materials could cause our results of operations to suffer.

- If we or our customers do not manage product inventory in an effective and efficient manner, it could adversely affect profitability.

- The nature of our business subjects us to compliance with, and liabilities under, employment, environmental, health, transportation, safety and other governmental regulations.

- Our handling of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation.

- Our employees, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

- Violations of domestic and foreign anti-corruption laws could have a material adverse effect on us.

- Our failure to satisfy international trade compliance regulations, and changes in U.S. government sanctions, could have a material adverse effect on us.

- Climate change and legal or regulatory responses thereto may have an adverse impact on our business.

- If we are unable to adequately obtain and maintain our intellectual property rights or if we are accused of violating the intellectual property of others, our competitive position could be harmed, or we could be required to incur significant expenses to enforce or defend our rights.

- We may not be able to adequately protect our trademarks.

- We rely on access to intellectual property owned by third parties, so our rights to develop and commercialize certain products are subject to the terms and conditions of licenses granted to us by others.

- We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed trade secrets or intellectual property that do not belong to them.

- We may not be able to effectively enforce our intellectual property rights throughout the world.

- If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

- Our indebtedness could adversely affect our financial condition.

- Provisions in our charter documents and Delaware law may deter takeover efforts that stockholders may believe to be beneficial to stockholder value.

ITEM 1. BUSINESS

As used in this report, the terms "we," "us," "our," "Hayward" and "Company" mean Hayward Holdings, Inc. and its subsidiaries (unless the context indicates another meaning). The term "common stock" means the common stock of Hayward Holdings, Inc., par value $0.001 per share.

Overview

We are an industry-leading global designer, manufacturer and marketer of a broad portfolio of pool equipment and associated automation systems. With the pool as the centerpiece of the growing outdoor living space, the pool industry has attractive market characteristics, including significant aftermarket requirements (such as the ongoing repair, replacement, remodeling and upgrading of equipment for existing pools), innovation-led growth opportunities and a favorable industry structure. We are a leader in this market with a highly recognized brand, one of the largest installed bases of pool equipment in the world, decades-long relationships with our key channel partners and trade customers and a history of technological innovation. Our engineered products, which include various energy efficient and more environmentally sustainable offerings, enhance the pool owner's outdoor living lifestyle while also delivering high quality water, pleasant ambiance and ease of use for the ultimate backyard experience. Aftermarket replacements and upgrades to higher value Internet of Things ("IoT") and energy efficient models are a primary growth driver for our business, as historically aftermarket sales have represented approximately 80% of net sales. We estimate aftermarket sales based upon feedback from certain representative customers and management's interpretation of available industry and government data, and not upon our GAAP net sales results.

Hayward Holdings, Inc. was incorporated in Delaware in June 2017 in connection with the acquisition by CCMP Capital Advisors, LP ("CCMP"), MSD Partners, L.P. (a predecessor firm to BDT & MSD Partners) ("MSD Partners") and Alberta Investment Management Corporation ("AIMCo"), as well as members of management and our board of directors, of our underlying business, which was founded in 1925. We completed our initial public offering of common stock in March 2021. As a result of a series of sales of our common stock by CCMP and AIMCo, we are no longer a "controlled company" within the meaning of the New York Stock Exchange's corporate governance standards.

We maintain an Internet website at global.hayward.com. We will make this annual report, in addition to our other annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to these reports, our proxy statements for meetings of our stockholders and other filings with the Securities and Exchange Commission (the "SEC"), available free of charge on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains an Internet site that contains these filings and they can be accessed via the Internet address https://www.sec.gov. Our corporate governance guidelines and the charters for each of our standing board committees (audit, nominating and corporate governance and compensation committees) are also available on our website, and copies of this information are available in print to any stockholder who requests it. Information included on or linked to our website is not incorporated by reference into this annual report.

Segments

We operate in a global pool equipment market with an installed base that we estimate to be approximately 25 million pools globally. North America and Europe are the two largest pool markets, accounting for an estimated 68% of the total global installed base and 84% of total equipment sales according to market studies.

Our business is organized into two reportable segments: North America ("NAM") and Europe & Rest of World ("E&RW"). We determined our operating segments based on how the Chief Operating Decision Maker ("CODM") reviews the Company's operating results in assessing performance and allocating resources. NAM and E&RW accounted for approximately 85% and 15%, and 83% and 17%, of total net sales for Fiscal Year 2024 and the fiscal year ended December 31, 2023 ("Fiscal Year 2023"), respectively. For financial information with respect to our business segments, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Note 12. "Segments and Related Information" of Notes to Consolidated Financial Statements in this Form 10-K. Item 7 contains information about sales and profits for each segment, and Note 12. "Segments and Related Information" contains information about each segment's sales, significant segment expenses, capital expenditures, depreciation, and amortization.

North America

Our North American business segment consists of the United States and Canada. We have residential and commercial field-based teams selling directly to specialized pool distributors, large retailers, major builders and specialized online resellers. U.S. trade customer shipments are fulfilled from either our East Coast or West Coast distribution centers depending on the customer's location. Canadian trade customers are served through our distribution center in Oakville, Ontario.

Europe and Rest of World

Our Europe and Rest of World business segment consists of all countries outside of the United States and Canada. Europe and Australia make up a sizable portion of this business segment. Europe and Australia have similar sales structures to the United States. Customer shipments in Europe are fulfilled through our France or Spain distribution centers and Australia has its own smaller regional distribution hubs. The other more than 20 countries in this segment are predominantly served through U.S.-based regional managers who in turn deal through established distributors in each of the markets. Products are consolidated into containers and shipped to global locations from the United States.

Products and Services

Since our founding in 1925, we have been delivering a growing portfolio of pool equipment that is differentiated by innovative features and high quality. Our broad portfolio of pool equipment and associated automation systems are connected through built-in IoT capabilities, many of which form part of the SmartPad™ platform of advanced IoT enabled products. Our products perform various core and auxiliary functions to deliver the holistic pool experience for pool owners.

Full Spectrum of Pool Equipment

We offer a wide range of pool equipment, including single and high efficiency variable speed pumps, filters, robotic, suction and pressure cleaners, high efficiency gas heaters and heat pumps, LED illumination solutions, water features and landscape lighting, water sanitizers, salt chlorine generators, safety equipment and in-floor automated cleaning systems. Our products are connected through OmniLogic, our mobile application that allows our end users to conveniently manage their connected pool equipment.

Our more environmentally sustainable products provide increased value for pool owners through various advanced functions that help drive energy savings, minimize chemical usage and reduce water consumption. For example, our large-capacity cartridge pool filters conserve up to 92% more water than standard sand filters as they do not need to be backwashed. Given these advanced functions, we are able to charge a higher price on key products such as variable speed pumps, energy efficient heaters, efficient filters and LED lights. The addition of IoT based controls and alternative sanitizers, including salt chlorination systems and UV/Ozone systems, also increases the potential equipment spend on a pool pad while providing greater ease of use for pool owners and potential energy savings and chemical reduction. Pool owners are typically willing to pay higher prices upfront in order to enjoy functional product benefits and ultimate cost savings. Pool owners appreciate the more environmentally sustainable features and understand that they can expect a payback over several years. For example, the average payback period on a variable speed pump is approximately one to two years.

Our products cater to all types of pools including both in-ground and above ground pools. Our wide range of offerings can be found in entry, mid-range and premium pools. In general, there is a base cost of pool equipment for an entry level pool, and equipment on premium pools can exceed 10 times the equipment cost of an entry level pool. Typically, equipment cost is only a fraction of the total pool cost. Approximately 50% of our net sales are derived from non-discretionary products that are essential to operating a residential or commercial pool.

Recent product development has targeted key pool industry trends such as energy efficiency, advanced sanitization, reduced chemical usage, water conservation and enhanced IoT-driven pool experiences.

Customers

We sell our products through a variety of channels to a diverse global trade customer base. The majority of our sales are through specialty distributors, who in turn sell to thousands of pool builders and servicers. The remaining sales are directly to large retailers, pool builders and buying groups. Our two largest customers represented approximately 36% and 11%, respectively, of our net sales in Fiscal Year 2024.

Raw Materials and Suppliers

We maintain longstanding relationships with approximately 640 suppliers. We mainly purchase assembled components such as motors, metal parts, cables and extrusions from our suppliers. We also purchase raw materials, such as resins (ABS, PP, HDPE, PVC), metals (copper, steel, aluminum, titanium, ruthenium) and liner board (packaging), which expose us to changes in commodity pricing and the availability of materials within the global supply chain. We seek to mitigate the effects of fluctuations in commodity prices through our agreements with our suppliers that typically provide for fixed pricing over a three to 12-month period to manage raw material inflation. We have dedicated supply chain employees who manage global sourcing, strategic consolidation and supplier relationships. We typically perform an audit on any new suppliers, and periodically evaluate our existing supplier base to enable maximum service and quality. Our supplier base is "sticky" as suppliers must invest to receive certain approvals, creating an economic incentive to maintain a long and productive relationship.

We have had an average relationship of over 15 years across our top 30 suppliers. We have had a more than 40-year relationship with our top vendor and over 10-year relationships with nine out of our top ten suppliers, with an average of 17 years of supply continuity.

Sales Channels

The pool equipment market is served through several sales channels.

Distributors: The majority of our net sales come from an authorized network of regional and national distributors who service the pool trade (i.e., builders, retailers and servicers). We have long-standing relationships with these trade customers and we have contractual agreements to support our continued net sales of our products through this channel. Distributors are responsible for ordering, stocking, training, delivering and taking on credit responsibility from their trade customers. Many distributors also sell our products to online retailers.

Builders, Retailers and Servicers (Direct Sales): We sell to several major builders and retailers, which includes e-commerce customers. These customers are large in scale and are capable of managing their own demand planning and inventory. Builders and retailers who buy directly from us typically cross geographies beyond what many wholesalers can serve.

Buying Groups: We sell to several major buying groups, which are composed of members who are independent businesses. Buying groups receive competitive pricing and special incentives. Members can place orders with the group's corporate headquarters or order from us directly. We ship directly to member locations.

According to management estimates, in Fiscal Year 2024, approximately 77% of residential pool equipment in the United States was sold through specialty distributors such as Pool Corporation, Heritage Pool Supply Group, and Baystate Pool Supplies. Approximately 18% was sold directly to retailers, and approximately 5% was sold to builders. In Europe, approximately 80% of sales was sold through distributors and 20% are through direct sales.

Across regions, the market is based on a "prescriber model." The purchasing decisions of the end consumer (i.e., pool owners) are strongly influenced by pool builders and pool servicers.

Buying patterns through the various sales channels discussed above can also affect our sales for a given period. The level of inventory held by our distributor and retail customers is based upon factors beyond our control, such as end-user sales, supply chain lead times and macroeconomic factors, which may cause our revenue to fluctuate from period to period.

Seasonality

Our business is seasonal with sales typically higher in the second and fourth quarters. During the second quarter of a fiscal year, sales are higher in anticipation of the start of the summer pool season. In the fourth quarter, we incentivize trade customers to buy and stock up in preparation for next year's pool season under an "Early Buy" program that features a price discount and extended payment terms. Shipments for the 2024 Early Buy program began in late third quarter and will continue through approximately the first quarter of 2025. We expect to receive payments for most of these shipments during the second quarter of 2025.

Our aim is to keep our manufacturing plants running at a consistent level throughout the year. Consequently, we typically build inventory in the first and third quarters and inventory is typically sold-down in the second and fourth quarters. Our accounts receivable balance increases from October to April as a result of the early-buy extended terms and remains elevated through June due to higher sales in the second quarter.

Weather can affect our sales; however, we primarily serve the aftermarket, which is less affected than new pool construction equipment sales. Unseasonably cold weather or significant amounts of rainfall can suspend new pool construction and reduce the sale of pool equipment to new-pool builders.

For discussion regarding the effects seasonality had on our results of operations in Fiscal Year 2024, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Trends and Uncertainties Regarding Our Existing Business."

Competition

The markets for our products are geographically diverse and highly competitive. We compete against large and well-established national and global companies, as well as regional and local niche original equipment manufacturers ("OEMs") and lower cost manufacturers. Competition may also result from new entrants into the markets we serve, offering products that compete with us. Our competitors offer pool equipment of varied quality and across a wide range of retail price points.

We compete based on brand recognition with distributors, retailers, pool builders and pool owners, strong relationships with our distributors and resellers, and the loyalty of our builders and servicers with whom we have built a large installed base. We offer our Totally Hayward loyalty program, an incentive-based program that allows us to better connect with our trade partners and drive expansion across our product lines and across our international markets. In addition, we compete based on our technical innovation, intellectual property, reputation for providing quality and reliable products, competitive pricing and contractual terms. We believe our extensive inventory of products enables us to meet both residential and commercial needs, which creates a one-stop-shop for many of our trade partners. Some of our competitors, in particular smaller companies, compete based primarily on price and local relationships, especially with respect to products that do not require significant engineering or technical expertise.

Some geographic markets we serve, particularly the four largest and higher pool density U.S. markets of California, Texas, Florida and Arizona, have a greater concentration of competition than other U.S. markets. The European pool equipment market is generally more fragmented.

Intellectual Property

Patents and trademarks are important to our business. As of December 31, 2024, we held approximately 220 issued U.S. patents and 247 issued foreign patents relating to our technologies, such as pumps, filters, heaters, drains and white goods, robotic cleaners, in-floor cleaning systems, lights, automation and controls, sanitization, valves and flow control, and IoT and other technologies, as well as approximately 143 U.S. trademark registrations and 708 foreign trademark registrations covering our marks, brands and products. As of December 31, 2024, we also held approximately 39 pending U.S. patent applications, 53 pending foreign patent applications, 6 pending U.S. trademark applications and 31 pending foreign trademark applications. We also license patents to certain technologies used in our products, such as our pool cleaning and lighting products.

We also have a brand enforcement program under which we monitor and pursue action against unauthorized online resales and infringements of our intellectual property, such as our trademark rights. When needed, we send cease and desist letters, which frequently result in the desired compliance without the need for litigation. From time to time, we initiate litigation on these matters to enforce our rights.

We do not regard our business as being materially dependent upon any single patent or proprietary technology. Patents, patent applications and license agreements will expire or terminate over time by operation of law, in accordance with their terms or otherwise.

Human Capital Resources

As of December 31, 2024, we had approximately 2,080 total full-time equivalent employees of whom approximately 7% are temporary or contract workers. Our total number of temporary and contract workers fluctuates due to business cycles during the year. We believe our ability to maintain a flexible, modular workforce enhances our manufacturing capabilities. Our employees are primarily located in the United States, with about 29% employed at our international locations in Canada, Spain, France, Australia and China. As of December 31, 2024, approximately 8% of our global workforce is represented by a union, all of which employees are located in China. We have relationships with works councils in Spain and France.

As part of our human capital resource objectives, we seek to attract, retain, develop and reward our employees through a variety of mechanisms, creating a foundation for long-term sustainability as a company. We continue to advance our efforts to develop a performance culture by strengthening performance management processes through management training and the development and implementation of consistent documentation and methodologies designed to facilitate a robust process for all employees. We schedule performance discussions for all employees each year and establish clearly defined goals and incentive programs to drive employee performance. In addition, we have implemented a coordinated approach in managing our overall compensation structure and regularly conduct full evaluations of our compensation and incentive programs to be competitive in these areas. We monitor our performance by measuring numerous elements relating to our human capital management efforts, including, but not limited to, employee turnover and time to fill open roles.

Information Systems

We believe that our website and information technology systems are equipped to support the operation of our business, and we use commercially reasonable efforts to maintain and protect our information technology systems. See Item 1C. "Cybersecurity" for information about the Company's management of risks related to our information technology systems.

Data Privacy and Security

We are subject to numerous U.S. federal, state, local and foreign laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. Such regulations include state data breach notification laws, California Consumer Privacy Act (the "CCPA"), the European Union General Data Protection Regulation (the "GDPR"), Canada's Personal Information Protection and Electronic Documents Act and Australia's Privacy Act, amongst others. Additionally, our evolution into offering smart products that can connect to the IoT may subject us to other IoT-specific laws and regulations, including the California Internet of Things Security Law. Because of our marketing activities, we may also be subject to applicable marketing privacy laws, including the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the "CAN-SPAM Act") and the Telephone Consumer Protection Act of 1991 (the "TCPA"), among others.

These laws and regulations are increasing in number and complexity and are subject to varying interpretations by regulators and the courts, resulting in higher risk of enforcement, fines and other penalties.

We have taken steps to monitor and comply with changing requirements. For example, we maintain an updated website privacy policy that explains our online information collection and use practices and applicable rights of European Union and California residents under the GDPR and CCPA, respectively. We also make reasonable efforts to implement and maintain security controls to align with industry standards. See Item 1C. "Cybersecurity" for information about the Company's management of risks related to our information technology systems.

Environmental, Health and Safety Matters

Our operations are subject to various laws and governmental regulations concerning environmental, health and safety matters, including employee health and safety, in the United States and other countries. U.S. federal environmental, health and safety regulations that apply to operations at one or more of our United States facilities include, without limitation, regulations promulgated under the Resource Conservation and Recovery Act, the Environmental Planning and Community Right-To-Know Act, the National Pollutant Discharge Elimination System Act, the Spill Prevention, Control and Countermeasures requirements and the Comprehensive Environmental Response, Compensation and Liability Act. We are also subject to regulation by the Occupational Safety and Health

Administration ("OSHA") concerning employee health and safety matters. In addition, we and certain of our affiliates store certain types of hazardous materials and chemicals at various locations and the storage of these items is strictly regulated by local fire codes. We also sell UV, Ozone, Salt Chlorinator and related products that are regulated under the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA"), which primarily relates to testing, use, reporting, sale, distribution, licensing and market verification of these products. Moreover, the U.S. Environmental Protection Agency (the "USEPA"), OSHA, and other federal and foreign, state and/or local agencies have the authority to promulgate laws and regulations in the future that may impact our operations going forward. In addition to the federal environmental laws identified above that apply to our operations, various states have been delegated certain authority under the aforementioned federal statutes (and others), and under state corollaries to the federal laws, to regulate environmental, health and safety matters at our U.S. facilities. Compliance with, or liabilities under, such laws and regulations in the future could prove to be costly and could affect various aspects of the business.

Sustainability

As a leading provider of environmentally friendly and energy efficient products, Hayward strives to promote sustainability throughout our business operations and within our culture. We believe that a healthy environment is necessary for the well-being of our people and our businesses and is the foundation for a sustainable and strong economy. Championing our core sustainability values ("Sustainability"), we are committed to providing innovative and environmentally sustainable products, upholding responsible manufacturing practices, fostering a safe and inclusive workplace and maintaining strong governance and compliance practices.

We take our responsibility for environmental stewardship seriously and believe as a global designer and manufacturer, we play a constructive role in helping to address environmental challenges. Our Sustainability framework, established following our inaugural assessment in 2021, sets the foundation for our principle-based approach to integrating these values across our business. Guiding our strategy and the implementation of Sustainability initiatives are our four pillars: Products, Planet, People and Principles.

To enhance our Sustainability performance, we are undertaking an evaluation to set clear, actionable goals for future progress. In our initial steps towards comprehensive sustainability reporting, we published our first data sheet on Sustainability in 2022. We published updated data sheets in both 2023 and 2024, and we are consistently improving the information available on our Sustainability webpage.

Hayward respects, values and celebrates the unique attributes, characteristics and perspectives that make each person who they are, and we believe that the success of our employees determines the success of our business. An inclusive workforce, where individuals can feel a sense of belonging regardless of background, enables different perspectives to be shared and supports a collaborative and engaged company culture.

We believe bringing individuals from a variety of backgrounds together allows us to more effectively address the challenges that may face our organization. Our commitment lies in cultivating a community bonded by our shared values: Care, Respect, Lead and Grow, and collective responsibility fostering the well-being of both individuals and the Company through mutual respect and learning.

Our people are fundamental to our long-term business success. We strive to attract, retain, develop and reward our employees by continuously enhancing various employee-focused initiatives while working to achieve and maintain hiring practices that give qualified individuals an equal opportunity to succeed regardless of background.

Our employee development programs include a variety of skill trainings for our employees to advance in their careers and cultivate leadership from within the Company. Our regular and transparent performance discussions with all employees also play a pivotal role in maintaining the competitiveness of our compensation and incentive programs, contributing to the sustainable growth for our business.

We take pride in our robust, comprehensive OSHA-aligned safety standards and go a step further to create an open feedback culture. During the year ended December 31, 2024, we implemented over 688 employees' suggestions for improvements and regularly held global town hall meetings.

To enable good governance, our Sustainability strategy is governed by our Board of Directors through the Nominating and Corporate Governance Committee. Our committee in charge of Sustainability comprises members of the senior leadership team and meets on a monthly cadence to oversee our Sustainability efforts. We are committed to transparency and communications to our stakeholders.

We maintain a Sustainability section of our website (https://investor.hayward.com) to provide detailed information to interested groups. For the avoidance of doubt, none of our sustainability data sheets or other reporting or information available on our website is hereby incorporated into the Annual Report on Form 10-K absent express language to the contrary.

Regulatory Matters

We are also subject to foreign, federal, state, and local laws and regulations relating to matters such as product labeling, weights and measures, zoning, land use, and fire codes, including regulation by the Federal Communications Commission, the Consumer Product Safety Commission, the National Fire Protection Agency, and the Federal Trade Commission. Most of these requirements govern the packaging, labeling, handling, transportation, storage, sale and use of our products. In addition, we are subject to regulations passed by the U.S. Department of Energy (the "DOE") relating to the labeling, testing, reporting and certification of new and replacement pumps sold for swimming pools. Compliance with such laws and regulations in the future could prove to be costly and could affect various aspects of the business.

ITEM 1A. RISK FACTORS

In addition to the risks stated elsewhere in this Annual Report on Form 10-K, set forth below are certain risk factors that we believe are material. If any of these risks occur, our business, financial condition, results of operations, cash flows and reputation could be harmed. You should also consider these risk factors when you read forward-looking statements elsewhere in this report.

Risks Related to Our Business

Our business depends on the performance of distributors, builders, buying groups, retailers and servicers.

We distribute our products through our customers who are distributors, builders, buying groups, retailers and servicers, many of whom sell products of competing manufacturers. We rely on our customers to stock, market and recommend our products to pool owners and our business depends on retaining good relationships with our customers. However, the financial condition of these resellers could weaken, they could stop distributing our products or reduce sales of our products in favor of our competitors. Further, uncertainty regarding demand for our products could cause them to reduce their ordering and marketing of our products. As a result, our business, financial condition, results of operations and cash flows could be materially impacted.

In several geographic markets, such as Europe, many potential consumers prefer local suppliers, in some cases because of existing relationships and in other cases because of local legal restrictions or incentives that favor local businesses. Our success in these markets depends on obtaining and maintaining relationships with local channel partners who can effectively sell our products to pool owners in the applicable market.

We have invested and intend to continue to invest in programs designed to enhance sales to distributors, builders, buying groups, retailers and servicers, including through volume rebates with key distributors. However, these programs may not be successful in retaining or increasing product purchases by these customers or in maintaining or increasing our net income.

The demand for our swimming pool equipment products may be adversely affected by unfavorable economic and business conditions.

We compete in various geographic regions and product markets around the world. Among these, the most significant are residential markets in the United States, Canada, Europe and Australia, as well as commercial markets in the United States and Europe. We have experienced, and expect to continue to experience, fluctuations in sales and results of operations due to economic and business cycles. Consumer spending affects sales of our products for initial pool installation and, more broadly, to our customers, such as distributors, builders, buying groups, retailers and servicers, who sell our products to pool owners and who must account for anticipated changes in consumer demand when they purchase our products from us. Consumer spending is impacted by factors outside of our control, including general economic and geopolitical conditions, interest rates, the residential housing market, unemployment rates and wage levels, inflation, disposable income levels, consumer confidence, and access to credit. In economic downturns, the demand for swimming pool equipment products and the growth rate of pool-eligible households and swimming pool construction may decline. A weak economy may also cause pool owners to defer replacement and refurbishment activity or upgrades to new pool equipment, or to purchase less expensive brands, and historically our aftermarket product sales have comprised most of our net sales. Even in generally favorable economic conditions, severe and/or prolonged downturns in the housing market could have a material adverse impact on our financial performance.

In addition, we believe that homeowners' access to consumer credit is a critical factor enabling the purchase of new pools and related products. High interest rates and tightened credit markets limit the ability of homeowners to access financing for new swimming pools and related supplies, and consequently, replacement, repair and operation of equipment, which could negatively impact our product sales.

Any of the above factors, individually or in the aggregate, could reduce demand for our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We operate in markets with high levels of competition, which may result in pressure on our profit margins and limit our ability to maintain or increase the market share of our products.

The markets for our products are geographically diverse and highly competitive. We compete against large and well-established national and global companies, as well as regional and local niche OEM's, lower cost manufacturers and new market entrants. Our competitors offer pool equipment of varied quality and across a wide range of retail price points. We compete based on brand recognition with pool owners, strong relationships with our distributors and resellers, and the loyalty of our builders and servicers with whom we have built a large installed base. In addition, we compete based on our technical innovation, intellectual property, reputation for providing quality and reliable products, competitive pricing and contractual terms. Some of our competitors, in particular smaller companies, compete based primarily on price and local relationships, especially with respect to products that do not require significant engineering or technical expertise. In addition, during economic downturns average selling prices tend to decrease as market participants compete more aggressively on price, which may significantly and adversely impact our profit margins. Moreover, demand for our products is affected by changes in customer order and consumer purchasing patterns, such as changes in the levels of inventory maintained by customers and the timing of customer and consumer purchases, and changes in customers' and consumers' preferences for our products. For example, our results of operations have been negatively impacted, and in the future may continue to be negatively impacted, by customer decisions to reduce inventory levels. Consumer purchasing behavior may also shift by product mix in the market or result in a shift to new distribution channels, including e-commerce, which is a rapidly developing area.

In addition, our products have and may continue to become subject to competition from counterfeit products, which are products sold under the same or very similar brand names and/or having a similar appearance to genuine products, but which are sold without proper licenses or approvals. Similarly, our products also have and may continue to be subject to competition from producers that attempt to reverse engineer our products, produce similar products in low cost-of-labor locations, and sell those products at low margins, significantly undercutting our pricing. In each case, such products divert sales from genuine products, often are of lower cost and quality, and have the potential to damage the reputation for quality and effectiveness of the genuine product and of our brands.

If we are unable to continue to differentiate our products or adapt to changes in consumer purchasing behavior or shifts in distribution channels, or if we are forced to cut prices or to incur additional costs to remain competitive, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our future success depends on developing, manufacturing and attaining market adoption of new products. Even if we attain significant market acceptance of our planned or future products, the commercial success of these products is not guaranteed.

Our future financial success will depend substantially on our ability to develop, manufacture, market and sell products we develop. Pool owners are increasingly demanding "smart home" technology, automation and environmentally friendly, sustainable and ethical product features to enhance their pools. Staying at the forefront of product innovation and consumer demand is important to our future success. We must continue to develop and bring to market innovative products, which requires hiring and retaining technical staff, maintaining and upgrading manufacturing facilities and equipment and expanding our intellectual property rights. We must also identify emerging technological and commercial trends in our target end markets, as well as understand and react to potential regulatory changes. Successful growth of our sales and marketing efforts will depend on the strength of our marketing infrastructure and the effectiveness of our sales and marketing strategies, as well as the continued quality, reliability and innovation of our products. Because we sell our products primarily through distributors, we rely in part on the efforts of third-party sales representatives, who may be required to learn about the new features or other aspects of our new products to effectively sell those products, which may prove challenging. Further, our ability to satisfy product demand driven by our sales and marketing efforts will be largely dependent on our ability to maintain a commercially viable manufacturing process that is compliant with regulatory standards. Failure to manufacture, market and sell our newly developed products could have a material adverse effect on our business, financial condition, and results of operations.

Our results of operations and cash flows may fluctuate from quarter to quarter for many reasons, including seasonality and weather conditions.

We experience seasonal demand with customers and pool owners and, as a result, we experience fluctuations in quarterly results. During the second quarter of a fiscal year, sales are typically higher in anticipation of the start of the summer pool season. In the fourth quarter, we incentivize trade customers to buy and stock up in preparation for next year's pool season under an "Early Buy" program, which features a price discount and extended payment terms. Under the 2024 Early Buy program, we generally ship products beginning in the late third quarter through approximately the first quarter of 2025 and expect to receive payments for most of these shipments during the second quarter of 2025. As a result, our accounts receivable balance increases from September to April before the Early Buy payment is received. In addition, cash flow is higher in the second quarter as the seasonality of our business peaks and payments are received. Also, because most of our sales are to distributors whose inventory of our products may vary due to reasons beyond our control, such as end-user demand, supply chain lead times and macroeconomic factors, our revenue may fluctuate from period-to-period. For example, our results of operations have been negatively impacted, and in the future may be negatively impacted, by distributors reducing inventory levels.

As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year. In addition, seasonal effects in our business may vary from year to year and be impacted by weather patterns, particularly by temperature, heavy flooding and droughts, which patterns may become less predictable and more extreme as a result of climate change. Additionally, while the majority of our sales are driven by aftermarket repair, replacement and remodeling products, adverse weather conditions, such as cold or wet weather, may negatively affect demand for, and sales of, pool equipment as a result of diminished use and reduced construction speed.

A loss of, or material cancellation, reduction or delay in purchases by, one or more of our largest customers could harm our business.

Most of our net sales are generated from sales to distributors, including our largest customer, Pool Corporation, which represented approximately 36% of our net sales in Fiscal Year 2024 and approximately 47% of our accounts receivable on December 31, 2024. Another customer accounted for 11% of our net sales in Fiscal Year 2024 and approximately 11% of our accounts receivable on December 31, 2024. Our top five customers accounted for approximately 61% of our net sales in Fiscal Year 2024. Our concentration of sales to a relatively small number of larger customers makes our relationship with each of these customers important to our business. Our success is dependent on retaining these customers, which requires us to successfully manage relationships and anticipate the needs of our customers in the channels in which we sell our products. The loss of one or more of our largest customers, any material cancellation, reduction or delay in purchases by these customers, or our inability to successfully develop relationships with additional customers could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, as our largest customers continue to evolve their approach relative to assessing their necessary and historic inventory levels on hand, our net sales have been and in the future could be adversely affected by purchasing decisions of our largest customers associated with a reduction of their inventory levels.

We are exposed to credit risk on our accounts receivable and this risk is heightened during periods when economic conditions worsen.

We distribute our products through distributors, large pool builders, buying groups, services and specialty online resellers. A substantial majority of our outstanding accounts receivables are not covered by collateral, third-party bank support or financing arrangements, or credit insurance. Further, a significant portion of our accounts receivables are typically concentrated within a relatively small number of distributors, builders, buying groups, retailers and servicers. As of December 31, 2024, our largest customer represented approximately 47% of our accounts receivable, and another customer represented approximately 11% of our accounts receivable. In addition, our exposure to credit and collectability risk on our accounts receivable is higher in certain international markets, and our ability to mitigate such risks is limited. There can be no assurance that our procedures to monitor and limit exposure to credit risk on our accounts receivable will effectively limit our credit risk and avoid losses. If general economic conditions worsen, it may be more likely that one or more of our customers will default on payments owed to us, and it may be harder for us to enforce any judgment debts against such customers, which may result in a significant write-off of accounts receivable and may have a material adverse effect on our results of operations.

We are exposed to political, regulatory, economic, trade and other risks that arise from our international business operations, including the risks associated with geopolitical conflicts.

Sales outside of the United States for Fiscal Year 2024 accounted for approximately 22% of our net sales. Furthermore, we obtain some components and raw materials from non-U.S. suppliers and have manufacturing facilities in Europe and China. Accordingly, our business is subject to the political, regulatory, economic, trade and other risks that are inherent in operating in numerous countries. These risks include:

- adverse changes in general economic and political conditions in countries where we operate, particularly in emerging markets;

- the imposition of tariffs, duties, exchange controls, licensing requirements and restrictions or other trade restrictions;

- geopolitical conflicts, including sanctions imposed in response to geopolitical conflicts, may be unpredictable;

- changes in tax treaties, laws or rulings that could have a material adverse impact on our effective tax rate;

- the difficulty of enforcing agreements and collecting receivables through non-U.S. legal systems;

- the difficulty of communicating and monitoring evolving standards and directives across our product lines, services, and global facilities;

- the threat of nationalization and expropriation and limitations on repatriation of earnings or other regionally-imposed capital requirements;

- difficulty in staffing and managing widespread operations in non-U.S. labor markets;

- the difficulty of protecting intellectual property and other proprietary rights in non-U.S. countries; and

- changes in and required compliance with a variety of non-U.S. laws and regulations.

In addition, changes in U.S. or foreign government administrative policy, including between the U.S. and China, may affect our ability, or the ability of our partners and contract manufacturers to import products or raw materials into the United States. We maintain a manufacturing facility in China and purchase certain of our key parts and components from suppliers in China, and we maintain a manufacturing facility in Europe. As such, we are exposed to risks relating to any deterioration in the relationship between the U.S. and China, or the U.S. and the European Union, including through increases in tariffs between the United States and such regions.

Our success depends in part on our ability to anticipate and effectively manage these and other risks. We cannot provide assurance that these and other factors will not have a material adverse effect on our international operations or on our business.

Past growth may not be indicative of future growth.

Historically, we have experienced substantial sales growth through organic market share gains, geographic expansion, technological innovation, new product offerings, increased demand for outdoor living products and acquisitions that have increased our size, scope and geographic footprint. During the first two years of the COVID-19 pandemic, residential pool equipment sales increased. This increase in demand was experienced broadly across all of our product lines as consumers refocused their attention on improving the quality of the homeowner's outdoor living experience. In addition, because of channel customer expectations with respect to increased lead-times during the COVID-19 pandemic, demand for our products was partially accelerated. As the impact of the COVID-19 pandemic has lessened, we believe that these pandemic-fueled trends have generally abated and the industry has returned to more normalized historical seasonal trends.

Our various business strategies and initiatives, including our growth initiatives, are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control. If we are not able to continue to compete in our markets, expand into new markets, and grow our business, our business, financial condition, results of operations and cash flows could be adversely affected.

We may not be able to identify, finance and complete suitable acquisitions, and any completed acquisitions may be unsuccessful or consume significant resources.

Our business strategy includes acquiring businesses that complement our existing businesses. To date, we have experienced significant growth through acquisitions, completing multiple acquisitions over the past two decades, but we may not be able to maintain this growth. We continue to analyze and evaluate the acquisition of strategic businesses or product lines with the potential to strengthen our industry position or enhance our existing set of product offerings. We may not be able to identify suitable acquisition candidates, obtain financing or have sufficient cash necessary for acquisitions in the future. Acquisitions may involve significant cash expenditures, debt incurrences, equity issuances, operating losses and expenses. Acquisitions involve numerous other risks, including:

- diversion of management time and attention from daily operations;

- difficulties integrating acquired businesses, technologies and personnel into our business;

- difficulties in obtaining and verifying the financial statements and other data of acquired businesses;

- inability to obtain required regulatory approvals;

- cybersecurity risk related to the integration of acquired information technology systems;

- potential loss of key employees, contractual relationships or customers of acquired companies or of ours;

- assumption of the liabilities and exposure to unforeseen liabilities of acquired companies, including risks relating to anti-corruption laws such as the FCPA and privacy laws, including the GDPR; and

- the incurrence of indebtedness or the dilution of interests of holders of our shares through the issuance of equity securities or equity-linked securities.

Any acquisitions or investments may not be successful or meet our expectations and may ultimately result in impairment charges and have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be negatively impacted by litigation and other claims, including intellectual property, product liability or warranty claims, and health and safety concerns, including product recalls.

We have been, and in the future may be, made a party to litigation arising in the ordinary course of our business, including those relating to commercial or contractual disputes with suppliers, customers or parties to acquisitions and divestitures, intellectual property matters, product liability, the use or installation of our products, consumer matters, employment and labor matters, violations of securities laws and environmental, health and safety matters, including claims based on alleged exposure to asbestos-containing product components. The outcome of such legal proceedings cannot be predicted with certainty, and some may be disposed of unfavorably to us. Regardless of the outcome, legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. In addition, we have agreed to provide indemnification in connection with prior acquisitions or dispositions for certain of these matters, and we cannot provide any assurance that material indemnification claims will not be brought against us in the future. Relatedly, we have been, and in the future may be, subject to lawsuits or other actions related to products produced by companies we have acquired.

We have in the past and may in the future implement a voluntary recall or market withdrawal or may be required to do so by a regulatory authority. A recall or market withdrawal of one of our products would be costly and would divert management resources. A recall or withdrawal of one of our products, or a similar product processed by another entity, also could impair sales of our products because of confusion concerning the scope of the recall or withdrawal, or because of the damage to our reputation for quality and safety.

If our products are, or are alleged to be, defectively designed, manufactured or labeled, contain or are alleged to contain, defective components or components containing hazardous materials, such as asbestos, or are misused, we may become subject to costly litigation initiated by pool owners as well as government enforcement actions. Product liability claims could harm our reputation, divert management's attention from our core business, be expensive to defend, reduce product sales and may result in sizable damage awards against us. Although we maintain product liability insurance, we may not have sufficient insurance coverage for future product liability claims, and claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims.

We have significant goodwill and intangible assets and future impairment of our goodwill and intangible assets could have a material adverse effect on our results of operations.

We test goodwill and other indefinite-lived intangible assets for impairment on at least an annual basis, and more frequently if circumstances warrant. As of December 31, 2024, our goodwill and intangible assets were $1,974.1 million and represented approximately 66% of our total assets. Declines in value could result in future goodwill and intangible asset impairment charges.

Exchange rate fluctuations could adversely affect our financial condition, results of operations and cash flows.

We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. We conduct business in various locations throughout the world and are subject to market risk due to changes in value of foreign currencies in relation to our reporting currency, the U.S. dollar. The functional currencies of our international operating locations are generally the local currency. We manage various operating activities at the local level and net sales, costs, assets and liabilities are denominated in both the local currency and the U.S. dollar. Our results of operations and assets and liabilities are reported in U.S. dollars and thus will fluctuate with changes in applicable exchange rates, affecting our reported results and the comparability of our results of operations and cash flows between periods.

The Company's financial instruments that can be affected by foreign currency fluctuations and exchange risks consist primarily of cash and cash equivalents, trade receivables, trade payables and net sales denominated in currencies other than the U.S. dollar. For the Fiscal Year 2024, approximately 17% of our net sales were made by our international operating locations that use a functional currency other than the U.S. dollar. These sales were primarily transacted in Euros as well as Canadian dollars. Consequently, we are exposed to the impact of exchange rate volatility between the U.S. dollar and these currencies. We periodically enter into foreign currency derivative contracts to manage these risks.

We expect that the amount of our sales denominated in non-dollar currencies may increase in future periods. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations. See "Quantitative and Qualitative Disclosures about Market Risk." Further, currency fluctuations may negatively affect our debt service requirements, which are primarily in U.S. dollars.

Changes in our effective tax rate or exposure to additional income tax liabilities could adversely affect our financial results.

Taxation and tax policy changes, tax rate changes, new tax laws, revised tax law interpretations and changes in accounting standards and guidance related to tax matters may cause fluctuations in our effective tax rate. In addition, our effective tax rate may also be impacted by changes in the geographic mix of our earnings.

We may experience cost and other inflation.

In the past, we have experienced material cost and other inflation in several of our businesses. Recently, cost inflation has caused prices to increase across various sectors of the economy and we have been impacted by increases in the prices of our raw materials and other associated manufacturing costs. We strive for productivity improvements and seek to implement increases in selling prices to help mitigate cost increases in raw materials (especially metals and resins), energy and other costs including wages, pension, health care and insurance. We continue to implement operational initiatives designed to mitigate the impacts of this inflation and reduce our costs. However, these actions may not be successful in managing our costs or increasing our productivity. Continued cost inflation or the failure of our initiatives to generate cost savings or improve productivity could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on our ability to attract, develop, and retain highly qualified personnel, including key members of management.

Our future success depends on the continued efforts of the members of our executive management team. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions, or if we are unable to attract and retain high-quality executives or key personnel in the future, our business may be adversely affected.

In addition, we consider our employees to be the foundation for our growth and success. As such, our future success depends in large part on our ability to attract, train, retain, and motivate qualified personnel. For example, during periods of unexpected demand for our products, we may need to hire additional personnel to maintain sufficient inventory levels. If we are unable to attract, hire and retain qualified personnel, our operating results could be adversely affected.

Disruptions in the financial markets could adversely affect us, our customers, consumers and suppliers by increasing funding costs or reducing the availability of credit.

In the normal course of our business, we may access credit markets to, for example, refinance or repay indebtedness, complete acquisitions, add to working capital, repurchase shares, make capital expenditures and make investments in our subsidiaries. Our access to and the cost of capital could be negatively impacted by disruptions in the credit markets, which have occurred in the past and made financing terms for borrowers unattractive or unavailable. In addition, financial market disruptions may make it more difficult for our suppliers to obtain financing to meet demand for their products or for our customers and prospective consumers of our products to obtain financing to commence new projects. Disruptions in the financial markets have had adverse effects on other areas of the economy and have led to a slowdown in general economic activity that may adversely affect our businesses. One or more of these factors could adversely affect our business, financial condition, results of operations or cash flows.

We rely on information technology systems to support our business operations. A significant disturbance or breach of our technological infrastructure, or those of our vendors or others with which we do business, could adversely affect our financial condition and results of operations. Additionally, failure to maintain the security of confidential information could damage our reputation and expose us to litigation.

We rely upon information technology systems and networks in connection with a variety of business activities, some of which are managed by third parties, whose products, services and systems are beyond our control. We expect our reliance on information technology systems to increase as we implement new technologies to facilitate our operations, such as our new ERP system and new human resources information system, which are in the process of being implemented. As a result, our ability to operate effectively on a day-to-day basis and accurately report our results depends on a reliable technological infrastructure, which is inherently susceptible to internal and external threats, including malicious code embedded in open-source software, or misconfigurations, "bugs" or other vulnerabilities in commercial software that is integrated into our (or our suppliers' or service providers') information technology systems and networks, products or services. We are vulnerable to interruption and breakdown by system downtime or failure, fire, natural disaster, power loss, telecommunication failures, internet failures, security breaches and other catastrophic events.

We are subject to vulnerabilities in our software and systems and those of third parties. We and certain of our third-party service providers have in the past experienced, and we expect in the future will continue to experience, cybersecurity attacks and other incidents that threaten the confidentiality, integrity and availability of information technology systems and networks and confidential information, including personal information, that we or third parties collect, maintain and/or process. We periodically evaluate and test the adequacy of our systems, measures, controls and procedures and perform third-party risk assessments. However, such threats have increased in frequency, scope, and potential impact in recent years. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until after they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We prioritize the remediation of identified security vulnerabilities based on known and anticipated risks, and we aim to patch vulnerabilities within reasonable timeframes. However, we are unable to comprehensively identify all vulnerabilities (particularly as related to third-party software and systems), apply patches or confirm that mitigating measures are in place, or ensure that any patches will be applied by us or third parties before exploitation by a threat actor. If attackers are able to exploit vulnerabilities before patches are installed or mitigating measures are implemented, significant compromises could impact our systems and data.

The development of artificial intelligence technologies may exacerbate these cybersecurity risks and pose new or unknown cybersecurity risks and challenges. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our information technology systems and networks, confidential information or business. The accidental or willful security breaches or other unauthorized access by third parties to our information technology systems or facilities, or those of our vendors and/or others with which we do business, or the existence of computer viruses, such as ransomware or other malware, in our or their data or software, and/or any other failure of our or their information technology systems could expose us to a risk of information loss, the misappropriation of proprietary and confidential information, work stoppages, reputational damage, regulatory investigations and enforcement actions, regulatory fines or penalties, litigation by affected parties, possible financial obligations for liabilities and damages related to the theft or misuse of this information and/or the defective manufacture or defective design of our products, which could expose us to liability, and/or significant incident response, system restoration or remediation and future compliance costs. In addition, while we currently maintain insurance coverage that, subject to its terms and conditions, is intended to address costs associated with certain aspects of cybersecurity incidents and information systems failures, this insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or all types of claims that arise from an incident, or the damage to our reputation that may result from an incident. The occurrence of any of these events could have an adverse effect on our business, financial condition, results of operations and reputation. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our information technology systems and confidential information.

Establishing and maintaining systems and processes to address these threats may increase our costs and may be mandated by regulation. For example, the California Internet of Things Security Law, which became effective in 2020, requires us to implement reasonable security measures for IoT devices, and failure to do so could expose us to penalties.

We may encounter difficulties in operating or implementing a new ERP system and human resources information system, which may adversely affect our operations and financial reporting.

We are in the process of implementing a new ERP system for most of our business as part of our ongoing efforts to improve and strengthen our operational and financial processes and our reporting systems. In addition, we are implementing a new human resources information system, which is designed to improve the efficiency of our global HR process. These systems may not provide the benefits anticipated, could add costs and complications to ongoing operations, and may impact our ability to process transactions efficiently, all of which may have a material adverse effect on our business and results of operations.

Misuse of our technology-enabled products could lead to reduced sales, increased costs, liability claims or harm to our reputation.

As we continue to design and develop products, services and solutions that leverage our hosted or cloud-based resources, the IoT and other wireless/remote technologies, such as our OmniLogic app, and include networks of distributed and interconnected devices that contain sensors, data transfers and other computing capabilities, our customers' data and systems may be subjected to harmful or illegal content or attacks, including potential cybersecurity threats. Additionally, we may not have adequately anticipated or precluded such cybersecurity threats through our product design or development. These products, services and solutions may contain vulnerabilities or critical security defects which may not have been remedied and cannot be disclosed without compromising security. We may also make prioritization decisions in determining which vulnerabilities or security defects to fix, and the timing of these fixes, which could result in compromised security. These vulnerabilities and security defects could expose us or our customers to a risk of loss, disclosure, or misuse of information/data; result in litigation, liability or regulatory action; deter customers or sellers from using our products, services and solutions; cause damage to our or our customers' property; and otherwise harm our business and reputation.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations and the listing standards of the NYSE.

The Sarbanes-Oxley Act requires, among other things, that we evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting. For fiscal years ended December 31, 2022 and

2021, we identified material weaknesses in our internal control over financial reporting relating to our policies and procedures and controls over the segregation of duties within our financial reporting function and the preparation and review of journal entries, among other items. While no material weaknesses have been identified since fiscal 2022, there can be no assurance that we will not experience additional material weaknesses in the future.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations or prevent fraud, which may adversely affect investor confidence in us and, as a result, the value of our common stock. Any failure to maintain effective disclosure controls and procedures and internal control over financial reporting could have an adverse effect on our business and results of operations and financial condition. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control, investors may lose confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, or may risk the Company being delisted from the NYSE.

Risks Related to the Manufacturing, Supply and Distribution of Our Products

We depend on suppliers, including single-source suppliers and, in a few cases, sole-source suppliers, to consistently supply us with components for our products, and any failure to procure such components could have a material adverse effect on our business, product inventories, sales and profit margins.

Our suppliers (and those they depend upon for materials and services) are subject to risks, including labor disputes or constraints, union organizing activities, financial liquidity, inclement weather, public health epidemics, natural disasters, significant public health and safety events, supply constraints, and general economic and political conditions that could limit their ability to provide us with materials at acceptable prices or at all. Although we have manufacturing and supply agreements with the most strategic and critical of our suppliers, for most of our suppliers we place purchase orders on an as-needed basis. Our suppliers could discontinue the manufacturing or supply of these components at any time. We carry safety stocks within our inventory, but these may not suffice to meet our needs. Our suppliers may not be able to meet our demand for their products, either because of acts of nature, the nature of our agreements with those manufacturers or our relative importance to them as a customer, and these manufacturers may decide in the future to discontinue or reduce the level of business they conduct with us.

In addition, we rely on single-source suppliers for certain types of parts in our products, and, in a few cases, on sole-source suppliers. A single-source supplier is a supplier from which we make all purchases of a particular component used in our products even though other suppliers of the component exist. A sole-source supplier is a supplier from which we make all purchases of a particular component used in our product, and the supplier is the only source of that particular component in the market. Establishing additional or replacement suppliers for any of these materials or components, if required, or any supply interruption from our suppliers, could limit our ability to manufacture our products, result in production delays and increased costs and adversely affect our ability to deliver products to our customers on a timely basis or at all. If we are not able to identify alternate sources of supply for the components, we might need to modify our product to use substitute components, which could cause delays in shipments, increase design and manufacturing costs and increase prices for our products. Any such modified product might not be as effective as the predecessor product or might not gain market acceptance. This could lead to customer or consumer dissatisfaction and damage to our reputation and could materially and adversely affect our business, product inventories, sales and profit margins.

If we or our customers do not manage product inventory in an effective and efficient manner, it could adversely affect profitability.

Many factors affect the efficient use and planning of product inventory, such as effectiveness of predicting demand, preparing manufacturing to meet demand, meeting product mix and product demand requirements, and managing product expiration. We typically build-up product inventory during the first quarter in anticipation of the upcoming pool season and during the third quarter in anticipation of shipments of products purchased through our Early Buy program in the fourth quarter. However, we may not accurately anticipate the level of demand during these periods. We may be unable to manage our inventory efficiently, keep inventory within expected budget goals, keep our work-in-process inventory on hand or manage it efficiently, control expired product, or keep sufficient product on hand to meet demand. Failure to do so may harm our long-term growth prospects. Moreover, we sell our products primarily through distributors whose inventory of our products may fluctuate due to changes in demand, perception of our ability to meet demand, changes in customer order patterns, such as changes in the levels of inventory maintained by customers and the timing of customer purchases, adoption of new technology and connected products, and changes in customers' preferences for our products, or other reasons. We cannot control the level of inventory of the distributors who sell our products, and may experience difficulties in forecasting demand as a result. Reductions in the inventory levels of our distributors have adversely affected and in the future may adversely affect our net sales in a particular period and our ability to manage our inventory efficiently.

Product manufacturing disruptions, including as a result of catastrophic and other events beyond our control, could cause us to be unable to meet customer demands or increase our costs.

If operations at any of our manufacturing facilities, warehouses or any of our suppliers were to be disrupted as a result of significant equipment failures, natural or man-made disasters, earthquakes, power outages, fires, explosions, terrorism, adverse weather conditions, hurricanes, labor disputes, public health epidemics or other catastrophic events or events outside of our control, we may be unable to fill customer orders and otherwise meet customer demand for our products. In addition, in some instances, we maintain inventory and own manufacturing equipment at locations owned and operated by third parties, limiting our ability to mitigate these risks. As a result, any of such events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have in the past, and may in the future, experience higher costs and delays, with respect to obtaining raw materials and components and shipping finished goods to customers. Geopolitical conflicts, labor disputes and adverse weather events made worse by climate change, have all caused increases in shipping costs in recent years, and such conditions, or others affecting the global supply chain, may worsen. In the past, supply chain disruptions have resulted in higher costs for raw materials and other associated manufacturing costs, which have had an adverse impact on our profitability.

Interruptions in production, in particular at our manufacturing facilities, could increase our costs and reduce our sales. Any interruption in production capability could require us to make substantial capital expenditures to fill customer orders. While we maintain property damage insurance, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss, any recovery under our insurance policies may not offset the lost sales or increased costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Tariffs and other trade restrictions could adversely affect our business and financial results, and we may not be able to raise prices sufficiently to offset increased costs caused by any such tariffs.

Our business is impacted by international or cross-border trade, including the import and export of products and goods into and out of the United States and trade tensions among nations. The U.S. government has implemented or proposed implementing significant tariffs on certain goods, including goods from China, and on all steel and aluminum imports, all of which could significantly increase our costs. We purchase key parts and components from suppliers in China and use steel and aluminum in many of our products. Relatedly, we sell our products globally, and if other countries enact retaliatory tariffs in response to U.S. trade policy, our sales into such countries may be impacted. While we historically have been able to pass along price increases to our consumers to help offset price increases we incur, we may not be able to continue to do so, thereby adversely impacting our margins as a result of any tariffs imposed on our operations.

The cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.

Our principal raw materials are resins (ABS, PP, HDPE, PVC), metals (copper, steel, aluminum, titanium, ruthenium) and liner board (packaging), which are commodity materials. The prices of these commodity materials are a function of, among other things, manufacturing capacity and demand. While we have generally passed through raw material price increases to our consumers, we may not always be able to do so. We purchase most of our key parts and components primarily from large suppliers in the United States, Mexico and China. We believe that alternate sources of supply are available for all of our raw materials. However, we may not always have access to reliable sources of supply. Additionally, significant price fluctuations or shortages in raw materials needed for our products may increase our cost of goods sold and cause our results of operations and financial condition to suffer.

Risks Related to Government Regulation

The nature of our business subjects us to compliance with, and liabilities under, employment, environmental, health, transportation, safety, and other governmental regulations.

We are subject to foreign, federal, state, and local laws and regulations relating to matters such as product labeling, weights and measures, zoning, land use, environmental protection, local fire codes and health and safety, including regulation by the USEPA, the Federal Communications Commission, the Consumer Product Safety Commission, OSHA, the National Fire Protection Agency, and the Federal Trade Commission. Most of these requirements govern the packaging, labeling, handling, transportation, storage, sale and use of our products. We and certain of our affiliates store certain types of hazardous materials and chemicals at various locations, and the storage of these items is strictly regulated by local fire codes. In addition, we sell UV, Ozone, and Salt Chlorinator and related products that are regulated under FIFRA, which primarily relate to testing, use, reporting, sale, distribution, licensing and market verification of these products. We are also subject to regulation passed by the DOE relating to the labeling, testing, reporting and certification of new and replacement pumps sold for swimming pools.

Failure to comply with these laws and regulations, or others that we may be subject to in the future, may result in investigations, the assessment of administrative, civil and criminal fines, damages, seizures, disgorgements, penalties, cessation of operations or the imposition of injunctive relief. These laws and regulations have changed substantially and rapidly in recent years, and we anticipate that there will be continuing changes.

The clear trend in environmental, health, transportation, and safety regulations is to place more restrictions and limitations on activities that impact the environment, such as the use and handling of hazardous materials and chemicals. Under certain environmental laws and regulations, we could be held strictly, jointly and severally liable for costs related to contamination at our currently or formerly owned, leased or operated properties or at third-party sites where we have sent wastes. We could also be liable to third parties for related damages, including property damage or personal injuries. Certain of our properties have had a history of industrial and other uses that have resulted in contamination. In addition, from time to time, we have been involved in investigation and remediation activities, and there can be no assurance that any future costs or liabilities relating to such activities will not be material.

Increasingly, strict restrictions and limitations have resulted in higher costs for us and it is possible that the costs of compliance with such laws and regulations will continue to increase. We cannot provide any assurance that we will not incur material costs to comply with such laws and regulations in the future.

Our handling of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, which may have a material adverse effect on our reputation, business, financial condition and results of operations.

We collect, use, store, transmit and otherwise process data that is sensitive to the Company and its employees, customers, dealers and suppliers. A variety of state, federal, and foreign laws, regulations and binding industry standards apply to the collection, use, retention, protection, disclosure, transfer and other processing of certain types of data, including the California Consumer Privacy Act (CCPA), the European Union's General Data Protection Regulation (GDPR), Canada's Personal Information Protection and Electronic Documents Act, and Australia's Privacy Act. Furthermore, other states in the United States have enacted data privacy laws that have come into effect or will come into effect in the coming months and years. Some jurisdictions also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our products and services. For example, the GDPR generally restricts the transfer of personal information, including employee and consumer information, to countries outside of the EEA without appropriate safeguards or other measures. If we cannot implement a valid compliance mechanism for cross-border privacy and security transfers, we may face increased exposure to regulatory actions, substantial fines and injunctions against processing or transferring personal information from Europe or elsewhere.

Many foreign data privacy regulations, including the GDPR, which has extraterritorial scope, are more stringent than laws and regulations in the United States. The GDPR has resulted and will continue to result in significantly greater compliance burdens and costs for companies with customers, users, or operations in the European Union. The GDPR's requirements for using and sharing personal information may be operationally costly, and fines of up to 20 million Euros or up to 4% of the annual global revenues of the infringer, whichever is greater, can be imposed for violations. Similarly, the regulations of many U.S. states may impose obligations and potential liability on us. The CCPA, for example, requires covered companies to provide certain disclosures to California consumers and provide such consumers data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations enforceable by the California Attorney General, as well as a private right of action for certain data breaches that result in the loss of personal information.

We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Compliance with existing and forthcoming data privacy and security laws, regulations and industry standards can be costly and time consuming, and may require changes to our information technologies, systems and practices and to those of any third parties that process personal information on our behalf. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with obligations related to data privacy and security, we could face significant consequences, including, but not limited to, proceedings against the company by governmental entities (for example, investigations, fines, penalties, audits, inspections) or other entities or individuals, additional reporting requirements or oversight bans, damage to our reputation and credibility, or inability to process data or operate in certain jurisdictions, any of which could have a negative impact on our business, reputation, revenues and profits.

Our employees, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, commercial partners, and vendors may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless, or negligent conduct that violates the rules of the applicable regulatory bodies, manufacturing standards, data privacy laws, or laws that require the complete and accurate reporting of financial information or data.

It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Whether or not we are successful in defending against any such actions or investigations, even if no misconduct occurred, we could incur substantial costs, which could have a material adverse effect on our business, financial condition and results of operations.

Violations of the U.S. Foreign Corrupt Practices Act (the "FCPA"), U.K. Bribery Act, and other anti-corruption laws outside the United States could have a material adverse effect on us.

The FCPA, U.K. Bribery Act and other anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Although the U.S. Government recently announced a 180-day cessation on FCPA enforcement actions, recent years have seen a substantial increase in anti-bribery law enforcement activity, including increased enforcement activity by non-U.S. regulators and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Because many of our suppliers, customers and consumers are involved in infrastructure construction and energy production, they are often subject to increased scrutiny by regulators. We cannot provide any assurance that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees or third-party intermediaries. Violations of these laws may require costly investigations, self-disclosure to government agencies and result in criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

Our failure to satisfy international trade compliance regulations, and changes in U.S. government sanctions, could have a material adverse effect on us.

Our global operations require importing and exporting goods and technology across international borders on a regular basis. Certain of the products we manufacture are "dual use" products, which are products that may have both civil and military applications, or may otherwise be involved in weapons proliferation, and may be subject to more stringent export controls. From time to time, we obtain or receive information alleging improper activity in connection with imports or exports. Our policy mandates strict compliance with U.S. and non-U.S. trade laws applicable to our products, including investigating allegations of improper activity and, if warranted, reporting our findings to the relevant governmental authorities. However, these policies may not protect us from violations and, even when we are in strict compliance with law and our policies, we may suffer reputational damage if certain of our products are sold through various intermediaries to entities operating in sanctioned countries. Any improper actions could subject us to civil or criminal penalties, including material monetary fines, or other adverse actions including denial of import or export privileges, and could damage our reputation and business prospects.

Climate change and legal or regulatory responses thereto may have an adverse impact on our business and results of operations.

The impacts of climate change are highly unpredictable, and there is growing concern that a gradual increase in global average temperatures as a result of increased concentration of greenhouse gases in the atmosphere is causing, and will in the future cause, significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Such climate change and the adverse weather conditions caused thereby may impair our production capabilities, disrupt our supply chain or impact demand for our products. The impacts of climate change present potential challenges to water-related products, such as degradation of water quality and changes in water conservation or efficiency requirements. Certain events may disrupt our operations or negatively affect the demand for our products in impacted regions, while other events may drive increased demand for our products if pools gain popularity in warming regions, which may create volatility in our business and results of operations.

Growing concern over climate change also may result in additional legal or regulatory requirements designed to reduce the output of greenhouse gases or mitigate the effects of climate change on the environment. For example, the European Union enacted the Corporate Sustainability Reporting Directive, which will require in-scope companies, including us, to provide detailed information about climate change impacts facing them and their own greenhouse gas emissions, among other items. Compliance with this law will likely be costly and time consuming. In addition, increased energy or compliance costs and expenses as a result of increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our products. The impacts of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse impact on our business and results of operations.

There is increasing scrutiny from stakeholders on environmental, social, and other sustainability matters.

Investors, customers, policymakers, and other stakeholders are increasingly attuned to companies' management of environmental, social, and other sustainability ("Sustainability") matters, such as climate change and human capital. We engage in various initiatives to manage such matters and address stakeholder expectations; however, such initiatives can be costly and may not have the desired effect. For example, many of our Sustainability initiatives leverage methodologies, standards, and data that are complex, at times reliant on third-parties, and continue to evolve. Moreover, stakeholders have different, and at times conflicting, expectations, and proponents and opponents of varying topics are increasingly resorting to activism, including litigation, to advance their perspectives. Addressing stakeholder expectations on Sustainability matters, including evolving legal requirements, entails costs, and any failure to successfully navigate such expectations, as well as evolving interpretations of any existing laws or regulations, may result in reputational harm, loss of customers or employees, regulatory or investor engagement, or other adverse impacts to our business.

Risks Related to Intellectual Property Matters

If we are unable to adequately obtain and maintain our intellectual property and proprietary rights or if we are accused of infringing on, misappropriating or otherwise violating the intellectual property of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Patents, trademarks and other intellectual property rights are important to our business, and our success depends in part on our ability to obtain and maintain patent and trademark protection in the United States and other countries. As of December 31, 2024, we held approximately 220 issued U.S. patents and 247 issued foreign patents relating to our technologies, such as pumps, filters, heaters, drains and white goods, robotic cleaners, in-floor cleaning systems, lights, automation and controls, sanitization, valves and flow control, and IoT and other technologies, as well as approximately 143 U.S. trademark registrations and 708 foreign trademark registrations covering our marks, brands and products. As of December 31, 2024, we also held approximately 39 pending U.S. patent applications, 53 pending foreign patent applications, 6 pending U.S. trademark applications and 31 pending foreign trademark applications. See "Business—Intellectual Property." In addition, we have in-licensed patents and patent applications to certain technologies incorporated in our products.

Pending and future patent applications may not result in patents being issued that protect our products or which effectively prevent others from commercializing competitive technologies and products. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Even once issued, the scope, validity, enforceability and commercial value of patent rights are uncertain. This uncertainty has been exacerbated by recent actions by the U.S. Congress, the U.S. federal courts and the USPTO, modifying and in some instances weakening the laws and regulations governing patents. Further, any patents that we hold or in-license may be challenged, narrowed, circumvented or invalidated by third parties, and this could allow others to commercialize our technology or products and compete directly with us or result in our inability to manufacture or commercialize products without infringing third-party rights. Even if we obtain intellectual property protection for our products and technology, it may not preclude competitors from developing products similar to ours or from challenging our names, brands or products. In addition, participants in our markets may use challenges to intellectual property as a means to compete.

If we do not adequately maintain our intellectual property, we may lose our rights. For example, we are required to pay various periodic and renewal fees on registered intellectual property, and our failure to do so could result in the affected intellectual property being partially or completely invalidated. If this were to occur, our competitors may be able to use our technologies, names, brands or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have.

Competitors have in the past, and may in the future, infringe our intellectual property. To defend against such actions can be expensive and time-consuming, and an adverse result in any proceeding could put our intellectual property rights at risk of being invalidated or narrowed. In addition, it may be difficult or impossible to obtain evidence of infringement in a third party's product. We may need to spend significant resources monitoring, enforcing and defending our intellectual property rights. As discussed above, competitors who infringe on our intellectual property or otherwise create products that mimic ours may supplant demand for our products and otherwise damage our business. We may not prevail in any disputes that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of dispute.

From time to time, we have been notified that we may be infringing certain patents or other intellectual property rights of third parties. The defense costs and settlements for patent infringement lawsuits are not covered by insurance. If we do not prevail in any dispute regarding intellectual property, in addition to any damages we might have to pay, we could be required to cease the infringing activity or obtain a license requiring us to make royalty payments. It is possible that a required license may not be available to us on commercially acceptable terms, if at all, potentially precluding us from making use of affected products.

If we fail to successfully enforce our intellectual property rights or register new patents, our competitive position could suffer, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest, and third parties could assert trademark infringement claims against us.

If our trademarks and trade names are not successfully registered and adequately protected, we may not be able to build name recognition in our target markets and our business may be adversely affected. Competitors or other third parties have in the past, and may in the future, adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity, possibly leading to market confusion and potentially requiring us to pursue legal action. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, domain names or other similar intellectual property may be ineffective and could result in substantial costs, diversion of resources and the payment by us of money damages or injunctive relief preventing us from using certain of such intellectual property, each of which could adversely impact our financial condition or results of operations.

We rely on access to intellectual property owned by third parties, so our rights to develop and commercialize certain products are subject to the terms and conditions of licenses granted to us by others.

Some of our products incorporate intellectual property owned by third parties and as a result, we are reliant on licenses from such third parties. For example, we license patents to certain technologies used in our pool cleaner and lighting products. These licenses may not provide us rights (whether exclusive or non-exclusive) to use such intellectual property for all purposes or in all territories that we may wish to commercialize our products, now and in the future. As a result, others may also include such intellectual property in their products, which may weaken any competitive advantage that our licensed intellectual property may provide us. In addition, if our licensors fail to prosecute, maintain, enforce, and defend such intellectual property or otherwise lose their rights therein, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are the subject of such licensed rights could be adversely affected. Furthermore, disputes with our licensors, or future negotiations with respect to such licenses, may result in the termination or modification of such license agreements, which could eliminate our ability to exclusively develop and commercialize products covered by these license agreements or at all.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. For example, although we take measures to prevent our employees, consultants and advisors from using the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property of others. In addition, we may face claims by third parties that our agreements with employees obligating them to assign intellectual property to us are invalid, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in such intellectual property. Either outcome could harm our business and competitive position.

We may not be able to effectively enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not afford intellectual property protection to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from utilizing our patented technologies outside the United States or exporting otherwise infringing products to territories where we have patent protection and competing with our products.

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our financial condition.

As of December 31, 2024, the Company's indebtedness totaled approximately $973.9 million, including $965.0 million under our first lien term loan facility, $2.4 million of finance lease obligations and $6.5 million of other long-term debt. In addition, our asset-based lending facility (the "ABL Facility") permits us to borrow up to $425.0 million, or $475.0 million in certain seasons of year, subject to compliance with certain financial covenants. Draws are subject to a borrowing base calculation which may lower the amount available to borrow in any given month. As of December 31, 2024, we had no outstanding borrowings under our ABL Facility and approximately $163.4 million of undrawn lines of credit available under the ABL Facility.

Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences, including:

- requiring us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, product development and other purposes;

- increasing our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

- increasing our exposure to rising interest rates, as certain of our borrowings are at variable interest rates;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures; and

- limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, product development and other corporate purposes.

Although the terms of the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of important exceptions and indebtedness incurred in compliance with such restrictions could be substantial. If we and our restricted subsidiaries incur significant additional indebtedness, including under the ABL Facility, the related risks that we face could increase.

Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Our business may not generate sufficient cash flow from operating activities to service our debt obligations. Moreover, a significant portion of our indebtedness is subject to variable interest rates. While we enter into interest rate swap agreements in an effort to mitigate the risk of variable interest rates, we may still experience higher debt service costs if interest rates rise. Based on our December 31, 2024 variable rate loan balances, an increase or decrease of 1% in the effective interest rate would have caused an increase or decrease in interest cost of approximately $3.7 million, net of interest rate swap settlements. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures depends on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If we are unable to generate sufficient cash flow from operations to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations, delay capital expenditures or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from pursuing any of these alternatives. Moreover, because a significant portion of our indebtedness bears interest at variable rates, increases in market interest rates could require a greater portion of our cash flow to be used to pay interest, which could further hinder our operations.

The terms of our indebtedness restrict our current and future operations, particularly our ability to respond to change or to take certain actions.

The agreements governing our outstanding indebtedness contain several restrictive covenants that impose operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including, among other things, restrictions on our ability to:

- incur additional indebtedness;

- create liens on assets;

- declare or pay certain dividends and other distributions;

- make certain investments, loans, guarantees or advances;

- consolidate, amalgamate, merge, sell or otherwise dispose of all or substantially all of our assets; and

- enter into certain transactions with our affiliates;

In addition, the ABL Facility contains a financial covenant requiring us to maintain a specified fixed charge coverage ratio during the specified periods described therein. These restrictions could impede our ability to operate our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities. See Note 9. "Long-Term Debt" of Notes to Consolidated Financial Statements in this Form 10-K.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. A breach of such covenants could result in an event of default unless we obtain a waiver to avoid such default. If we are unable to obtain a waiver, such a default may allow our creditors to accelerate the related debt and may result in the acceleration of, or default under, any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Because our operations are conducted through our subsidiaries, we are dependent on the receipt of distributions and dividends or other payments from our subsidiaries for cash to fund our operations and expenses, including to make future dividend payments, if any.

Our operations are conducted through our subsidiaries. As a result, our ability to make future dividend payments, if any, is dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries' earnings and other business considerations and may be subject to statutory or contractual restrictions. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future. However, to the extent that we determine in the future to pay dividends on our common stock, the ability of Hayward Holdings, Inc.'s operating subsidiaries to pay dividends is restricted by the credit agreements governing our indebtedness.

Despite our debt, we may still be able to incur significantly more debt, which would increase the risks described herein. We may also require additional capital, which may not be available on acceptable terms, if at all.

Despite our current indebtedness levels, we may increase our levels of debt in the future to finance our operations or in connection with acquisitions. The agreements relating to our indebtedness limit but do not prohibit our ability to incur additional debt. If we increase our total indebtedness, our debt service obligations, and our exposure to the risks described above, will increase. Our ABL Facility permits us to borrow up to $425.0 million, or $475.0 million in certain seasons of the year, subject to compliance with certain financial covenants. Draws are subject to a borrowing base calculation which may lower the amount available to borrow in any given month. As of December 31, 2024, we had approximately $163.4 million of undrawn lines of credit available under the ABL Facility. We regularly consider market conditions and our ability to incur indebtedness to either refinance existing indebtedness or for working capital.

We may require more financing to fund our operations or finance acquisitions. However, financing may not be available to us on acceptable terms, if at all. If we incur additional debt or raise equity, the terms of the debt or capital shares issued may give the holders rights, preferences and privileges senior to those of holders of our ordinary shares, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, the percentage ownership of existing shareholders in our company would decline. If we are unable to raise additional capital when needed, our financial condition could be adversely affected. Unfavorable changes in the ratings that rating agencies assign to our debt may ultimately negatively impact our access to the debt capital markets and increase the costs we incur to borrow funds.

Risks Related to our Corporate Structure

Provisions in our charter documents and Delaware law may deter takeover efforts that stockholders may believe to be beneficial to stockholder value.

Provisions in our certificate of incorporation and bylaws and Delaware law could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders, and could also make it difficult for stockholders to elect directors that are not nominated by the current members of our Board of Directors or take other corporate actions, including effecting changes in our management. These provisions include a classified board of directors and the ability of our Board of Directors to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Our certificate of incorporation also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than certain specified entities. As a result, stockholders may lose their ability to sell their stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful.

Our certificate of incorporation, as currently amended, designates specific courts as the sole and exclusive forum for certain claims or causes of action that may be brought by our stockholders, which could discourage lawsuits against us and our directors and officers.

Our certificate of incorporation, as currently amended (our "certificate of incorporation"), provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by applicable law, the sole and exclusive forum for certain types of claims, including any derivative claim brought in the right of the Company, any claim asserting a breach of a fiduciary duty to the Company or the Company's stockholders owed by any current or former director, officer or other employee or stockholder of the Company, any claim against the Company arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our amended and restated bylaws, any claim to interpret, apply, enforce or determine the validity of our certificate of incorporation or our amended and restated bylaws, any claim against the Company governed by the internal affairs doctrine, and any other claim, not subject to exclusive federal jurisdiction and not asserting a cause of action arising under the Securities Act of 1933, as amended. This provision does not apply to claims brought to enforce a duty or liability created by the Exchange Act. Our certificate of incorporation further provides that the federal district courts of the United States of America are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

The choice of forum provisions contained in our certificate of incorporation may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. While the Delaware courts have determined that such choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions contained in our certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise, which could cause us to incur additional costs associated with resolving such action in other jurisdictions.

Risks Related to Ownership of our Common Stock

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress the price of common stock.

In the future, we may issue additional shares of our common stock. Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders and reduce the market price of our common stock.

As of December 31, 2024, we had 215,778,520 shares of common stock outstanding and 505,555,111 shares of common stock issuable upon potential exchanges and/or conversions. We have filed a registration statement on Form S-8 under the Securities Act registering 30,639,900 shares of our common stock reserved for issuance under the Second Amended and Restated 2017 Equity Incentive Plan, the 2021 Equity Incentive Plan and the 2021 Employee Stock Purchase Plan and a shelf registration statement on Form S-3 under the Securities Act pursuant to which certain stockholders, including investment funds affiliated with certain of our large stockholders, may sell shares from time to time. Additional sales of a substantial number of our shares of common stock in the public market, or the perception that sales could occur, could have a material adverse effect on the price of our common stock and could impair our ability to raise capital through the sale of additional stock.

The price of our common stock has been, and may in the future be, volatile and your investment in our common stock could suffer a decline in value.

The market price for our common stock has been, and may in the future be, volatile and could fluctuate significantly in response to a number of factors, most of which we cannot control. These factors include, among others, factors described in these risk factors; guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance; changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet such estimates or failure of those analysts to initiate or maintain coverage of our common stock; and price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole. In the past, stockholders have instituted securities class action litigation following periods of market volatility, and as discussed under Note 14. "Commitments and Contingencies" of Notes to Consolidated Financial Statements in this Form 10-K, we are currently the subject of a securities class action lawsuit. We may incur substantial costs and our resources and the attention of management could be diverted from our business as a result of this, or any similar, lawsuit.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Our Board of Directors (the "Board") recognizes the importance of cybersecurity in today's digital landscape. We are committed to safeguarding our information systems and data assets. This enables us to maintain the trust and confidence of our customers, clients, business partners and employees. The Board is actively involved in overseeing our risk management program, and cybersecurity represents an important component of our overall approach to risk management. Our cybersecurity processes are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards. We seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information we collect and store, including information regarding our customers, suppliers and employees. As part of our risk management program, we actively work to identify, prevent and mitigate cybersecurity threats, and take steps to be prepared to effectively respond to cybersecurity incidents when they occur.

Risk Management and Strategy

We have established a robust cybersecurity governance framework to manage and mitigate risk. Our approach includes:

- Maintaining a comprehensive International Organization for Standardization-based Information Security Policy. The Information Security Policy is reviewed and certified by our Vice President of Information Technology.

- Inclusion of Sarbanes-Oxley Information Technology General Controls in our Risk and Control Matrix, which are routinely tested by our Internal Audit team.

- Regular risk and vulnerability assessments to identify and address potential weaknesses in our systems. We primarily utilize in-house resources for assessing, identifying and managing cybersecurity threats.

- Engaging external cyber security firms, as needed, leveraging their expertise as part of our ongoing effort to evaluate and enhance our cybersecurity program. They help with cybersecurity defense capabilities and recommending steps to mitigate threats, enhance our cybersecurity posture and meet our evolving needs.

- Routine screening of potential and existing third-party vendors to assess their cybersecurity posture and the incremental risk that they may pose to us. Third-party vendor access to critical information systems is subject to regular review and assessment by management, and management evaluates the cybersecurity risks and safeguards of potential third-party vendors prior to engaging such vendors.

- Mandatory employee cybersecurity training to equip our employees with the tools and knowledge to enhance the cybersecurity posture across the organization.

- Continuous monitoring of networks and systems for suspicious activity, leveraging firewalls, intrusion detection and prevention systems, endpoint anti-virus and anti-malware solutions, and a privileged access management system.

- A comprehensive incident response plan, which has been developed to enhance the Company's ability to respond to, and recover from, cybersecurity incidents.

We engage in the periodic assessment and testing of our processes that are designed to address cybersecurity threats and incidents, including with respect to third-party vendors. The results of such assessments are reported to management and the Board. Adjustments to our cybersecurity processes are made as necessary.

Through these processes, we did not identify risks from current or past cybersecurity threats or cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect business strategy, results of operations, or financial condition. See "Risk Factors—We rely on information technology systems to support our business operations. A significant disturbance or breach of our technological infrastructure, or those of our vendors or others with which we do business, could adversely affect our financial condition and results of operations. Additionally, failure to maintain the security of confidential information could damage our reputation and expose us to litigation."

Governance

The Audit Committee is primarily responsible for overseeing our management of risks arising from cybersecurity threats. The Audit Committee receives quarterly presentations on cybersecurity risks, addressing matters such as evolving standards; vulnerability assessments, including results of third-party penetration testing; audits of our cybersecurity IT controls; and independent reviews of our cybersecurity processes. Management and the Board also receive prompt and timely information regarding any significant or potentially material cybersecurity incident and our remediation efforts.

Our Vice President, Information Technology, in coordination with management, works to implement our program to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents. To facilitate the success of our cybersecurity risk management program, we have assigned dedicated resources, including our Vice President, Information Technology, and members of his team to monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and provide reports to management, the Audit Committee and the Board on a regular basis and as needed in response to specific incidents.

Our Vice President, Information Technology, has served in various roles in information technology and information security for over 20 years, the majority of which has involved leading IT transformation, cybersecurity and compliance programs at public companies. He holds an undergraduate degree in industrial engineering and an MBA and has attained multiple cybersecurity-related certifications including the Certified Information Systems Security Professional.

ITEM 2. PROPERTIES

The Company's corporate headquarters is located on leased premises in Charlotte, North Carolina. We own four of our seven global manufacturing facilities and one of our eight global distribution facilities. All the other facilities are leased, except for two locations operated by third-party logistics providers, which are provided under service agreements.

Most of our leases contain renewal options, some of which involve rent increases. In addition to minimum rental payments, which are set at competitive rates, certain leases require reimbursement for taxes, maintenance and insurance. We do not believe that any single lease is material to our operations.

The following is a summary of our principal properties as of December 31, 2024, including manufacturing, distribution, warehouse, and corporate offices:

| Location | No. of Facilities | | | |
	Manufacturing	Distribution	Warehouse	Corporate Headquarters
North America				
Arizona	0	1	0	0
Georgia	1	0	0	0
North Carolina	1	1	1	1
Rhode Island	1	0	1	0
Tennessee	1	0	2	0
Canada	0	1	0	0
Europe and Rest of World				
Australia	0	4	0	0
China	1	0	0	0
France	0	1	0	0
Spain	2	0	2	0

We believe that our facilities as well as the related machinery and equipment, are well maintained and suitable for their purpose and are adequate to support our business.

ITEM 3. LEGAL PROCEEDINGS

In addition to the matters discussed in this report and in the notes to our audited consolidated financial statements, we are from time to time subject to, and are presently involved in, other litigation and legal proceedings arising in the ordinary course of business. These proceedings could relate to commercial or contractual disputes with suppliers, customers or parties to acquisitions and divestitures, intellectual property matters, product liability, the use or installation of our products, consumer matters, employment and labor matters, and environmental, safety and health matters, including claims based on alleged exposure to asbestos-containing product components. Where appropriate, these matters have been submitted to the Company's insurance carriers. We believe that the outcome of such other litigation and legal proceedings will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

On August 2, 2023, a securities class action complaint was filed in the United States District Court for the District of New Jersey against the Company and certain of our current directors and officers (Kevin Holleran and Eifion Jones) and MSD Partners and CCMP Capital Advisors, LP on behalf of a putative class of stockholders who acquired shares of our common stock between March 2, 2022 and July 27, 2022. That action is captioned City of Southfield Fire and Police Retirement System vs. Hayward Holdings, Inc., et al., 2:23-cv-04146-WJM-ESK (D.N.J.) ("City of Southfield"). On September 28, 2023, a second, related securities class action complaint was filed in the United States District Court for the District of New Jersey against the Company and certain of our current directors and officers (Kevin Holleran and Eifion Jones) and MSD Partners and CCMP Capital Advisors, LP on behalf of a putative class of stockholders who acquired shares of our common stock between October 27, 2021 and July 28, 2022. That action is captioned Erie County Employees' Retirement System vs. Hayward Holdings, Inc., et al., 2:23-cv-04146-WJM-ESK (D.N.J.) ("Erie County"). On December 19, 2023, the Court issued a ruling consolidating the two securities class actions (City of Southfield and Erie County) under the City of Southfield docket (the "Securities Class Action") and appointing a lead plaintiff. In a consolidated class action complaint filed March 4, 2024, the Securities Class Action alleged on behalf of a putative class of stockholders who acquired shares of our common stock between October 27, 2021 and July 28, 2022, among other things, that the Company, Kevin Holleran, and Eifion Jones violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by, among other things, making materially false or misleading statements regarding inventory, growth, and demand trends and the Company's financial projections for 2022. On October 2, 2024, the Court issued an Opinion and Order dismissing the consolidated class action complaint and granting the lead plaintiff leave to file an amended complaint within 30 days. On November 1, 2024, lead plaintiff filed a consolidated amended class action complaint making substantially similar allegations as in the consolidated class action complaint, but adding additional defendants affiliated with MSD Partners and CCMP Capital Advisors, LP. On December 18, 2024, the Company and all other defendants moved to dismiss the consolidated amended class action complaint. Under the current schedule, briefing on the motion to dismiss will be complete on March 4, 2025. The Securities Class Action seeks unspecified monetary damages on behalf of a putative class and an award of costs and expenses, including reasonable attorneys' fees.

On November 27, 2023, a shareholder derivative lawsuit was filed in the United States District Court for the District of New Jersey against current and past officers and directors of the Company captioned Heicklen v. Holleran, et al., 2:23-cv-22649 (D.N.J.) (the "Derivative Action"). The Derivative Action alleges breaches of fiduciary duties to Company stockholders, aiding and abetting breaches of fiduciary duties, unjust enrichment, corporate waste, and violations of Section 10(b) of the Securities Exchange Act of 1934 in connection with the claims in the Securities Class Action. The Derivative Action seeks recovery of unspecified damages and attorney's fees and costs, as well as improvements to the Company's corporate governance and internal procedures. The Derivative Action has been stayed pending final decision on the motion to dismiss filed in the Securities Class Action.

We dispute the allegations of wrongdoing in the Securities Class Action and the Derivative Action and intend to vigorously defend ourselves in these matters. In view of the complexity and ongoing and uncertain nature of the outstanding proceedings and inquiries, at this time we are unable to estimate a reasonably possible financial loss or range of financial loss, if any, that we may incur to resolve or settle the Securities Class Action and the Derivative Action.

ITEM 4. MINE SAFETY DISCLOSURES

None.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Information concerning our executive officers is set forth below:

Name	Age	Position
Kevin Holleran	56	President, Chief Executive Officer and Director
Eifion Jones	57	Senior Vice President, Chief Financial Officer
Susan Canning	55	Senior Vice President, Chief Legal Officer and Corporate Secretary
John Collins	48	Senior Vice President, Chief Commercial Officer
Raymond Lewis	60	Senior Vice President, Chief Human Resources Officer
Eric Sejourne	58	Senior Vice President, Chief Global Operations Officer
Kevin Gallagher	54	Vice President, Chief Engineering Officer
Darío Vicario	58	Vice President, General Manager, Europe & Rest of World

Kevin Holleran has served as President, Chief Executive Officer, and Director of the Company since August 2019. Prior to joining Hayward, beginning in 2017, Mr. Holleran served as President and Chief Executive Officer of the Industrial Segment within Textron, Inc. ("Textron"). Textron's Industrial Segment is composed of Textron Specialized Vehicles, Inc. ("Textron Specialized Vehicles"), a leading global manufacturer of purpose-built vehicles and equipment for a variety of commercial and recreational applications across a number of brands, as well as, Kautex, a tier one automotive supplier of fuel systems, selective catalytic reduction systems and cleaning solutions. Prior to 2017, Mr. Holleran served for 10 years as the President and Chief Executive Officer of Textron Specialized Vehicles, Inc., during which time he grew revenue and profitability substantially through organic growth and acquisitions. Prior to his time at Textron, Mr. Holleran held several management positions at Ingersoll Rand and

Terex Corporation across the sales, marketing, and product management functions. He holds an MBA from Wake Forest University and an undergraduate degree from Cornell University.

Eifion Jones has served as Senior Vice President, Chief Financial Officer of the Company since April 2020. From 2011 until he joined Hayward, Mr. Jones served as the Chief Financial Officer of Cornerstone Holdings Inc. ("Cornerstone"), a portfolio company of private equity firms HIG Capital and, later, Littlejohn & Co. LLC. In this role he oversaw the governance, performance, and financial management of Cornerstone's U.S. and European companies, including leading all acquisition evaluation, diligence and integration efforts. Prior to Cornerstone, Mr. Jones spent 21 years with Akzo Nobel N.V., where he held financial and managerial leadership roles in the Americas and Europe, including SVP and General Manager for their Americas O&G protective coatings business and prior to that, SVP and CFO for their Americas industrial coatings business. He began his financial career with Courtaulds Plc in their European fibers businesses prior to its sale to Akzo Nobel N.V.

Susan Canning has served as Senior Vice President, Chief Legal Officer and Corporate Secretary since joining the Company in June 2021. From 2018, until she joined Hayward, Ms. Canning served as Senior Vice President, General Counsel and Corporate Secretary at GNC and was responsible for legal, compliance, ethics and quality matters. Prior to that, Ms. Canning held roles on the Legal and Compliance team at Kellogg Company, including three years, based in Manchester, UK, as Kellogg Europe's Regional General Counsel and seven years in Kellogg's global headquarters counseling on securities, governance, investor relations, and corporate development matters. Additionally, from 1991 to 2008, Ms. Canning served in a variety of legal roles with JPMorgan Chase & Co., focused on mutual funds and counseling SEC-registered investment advisors.

John Collins has served as Senior Vice President and Chief Commercial Officer since December 2023. Previously he served as the Company's Senior Vice President, Chief Supply Chain Officer. Prior to joining Hayward, Mr. Collins spent twenty years at Textron Specialized Vehicles, where he served in roles of progressively increasing responsibility, and most recently as the Senior Vice President and General Manager of E-Z-GO. In this role, from 2020 to 2022, Mr. Collins led product management and global sales for Textron's E-Z-GO and Cushman vehicle lines. Prior to 2020, Mr. Collins served in several leadership roles with Textron, including plant manager; director of sourcing; Vice President, Integrated Supply Chain; Vice President, Parts & Services and Vice President, Consumer Business.

Raymond Lewis has served as Senior Vice President, Chief Human Resources Officer of the Company since May 2024. From February 2019 until he joined Hayward, Mr. Lewis served as Vice President, Human Resources, Residential HVAC & Supply at Trane Technologies. From 2016 to 2018, Mr. Lewis served as Executive Vice President and Chief HR Officer of Catalina Marketing, a digital media portfolio company of private equity firm Berkshire Partners, LLC. Prior to Catalina Marketing, Mr. Lewis served as Senior Vice President and Chief HR Officer at Allegion, the security business spin off from Ingersoll Rand, where he had spent the prior six years as Vice President, HR, for several Ingersoll Rand businesses, including a year as Chief People Officer for Doosan, a divestiture of Ingersoll Rand, overseeing the U.S. and the Republic of Korea. Mr. Lewis served in the U.S. Army as a commissioned officer and helicopter test pilot, before joining GE Corporation in 1996, where he began his human resources career.

Eric Sejourne has served as Senior Vice President and Chief Global Operations Officer of the Company since April 2024. From 2010 until he joined Hayward, Mr. Sejourne held various leadership positions at Assa Abloy, a lock, door, gate and entrance automation manufacturing company. His roles included President of the Access & Egress Hardware Group - Americas, Chief Operations Officer - Americas and President of the Architectural Accessories and Door Control Group. From 2008 until joining Assa Abloy, Mr. Sejourne held the position of Vice President of Lean & Operational Excellence at Watts Water Technology, overseeing operations across North America, Asia and Europe. Prior to Watts Water Technology, he held positions of increasing seniority, including General Manager of Operations for the Northeast region, of Allegion, the security business spin-off from Ingersoll Rand, where he began his career in engineering and manufacturing.

Kevin Gallagher has served as global Vice President, Chief Engineering Officer of the Company since May 2024. From 2021 until he joined Hayward, Mr. Gallagher served as Chief Technology Officer, Personal Protective Equipment (PPE) at Honeywell. From 2016 to 2021, Mr. Gallagher was Vice President of Global Engineering and Quality at InVue, an international merchandising, security, and IoT solutions company, where he led product development, innovation, quality and program management. Beginning in 2007, he served as Vice President of Global Engineering and Quality at Dorman Products, Inc., a manufacturer of aftermarket automotive products. Mr.

Gallagher began his career in the automotive industry at Chrysler Corporation, where during his 13-year tenure he held engineering roles of increasing responsibility.

Darío Vicario has served as Vice President, General Manager, Europe & Rest of World of the Company since May 2024, based in Spain. From 2022 until he joined Hayward, Mr. Vicario served as CEO of Azkoyen Group, a multinational vending, payment and security technology company, as well as non-executive Board member. Prior to Azkoven, from 2018 to 2021, he served as CEO of Thyssenkrupp Elevator for Iberia and Africa, where he oversaw the company's digitalization and investment in Internet of Things (IoT) solutions. From 2012 through 2017, Mr. Vicario served as Managing Director South Europe for Gunnebo, a security integrations and payment technology company. Prior to that, he served as General Manager for the tire manufacturer Goodyear in Iberia and the Scandinavian region. As an industrial engineer, Mr. Vicario began his career at Bridgestone Europe, a global leader in premium tires and sustainable mobility solutions.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is publicly traded on the New York Stock Exchange ("NYSE") under the symbol "HAYW." As of February 25, 2025, there were 370 holders of record of our common stock. The actual number of stockholders is greater than the number of record holders, and includes stockholders who are beneficial owners, whose shares are held of record by banks, brokers and other financial institutions.

We do not currently expect to declare or pay dividends on our common stock for the foreseeable future.

On July 26, 2022, the Board renewed the initial authorization of its share repurchase program (the "Share Repurchase Program") such that the Company is authorized commencing at that time to repurchase from time to time up to an aggregate of $450 million of our common stock with such authority expiring on July 26, 2025. Under the repurchase program, we may purchase shares of our common stock on a discretionary basis from time to time. The Share Repurchase Program is primarily expected to be conducted through privately negotiated transactions, including with certain of our large stockholders, as well as through open market repurchases or other means, including through Rule 10b-18 trading plans or through the use of other techniques such as accelerated share repurchases. The actual timing, number and nature of shares repurchased will depend on a variety of factors, including stock price, trading volume, and general business and market conditions. The Share Repurchase Program does not require the Company to acquire any number of shares in any specific period or at all and may be amended, suspended or discontinued at any time at our discretion.

The following table sets forth all purchases made by us or on our behalf or any "affiliated purchaser," as defined in Rule 10b-18(a)(3) under the Exchange Act, of shares of our common stock during each month in the quarter ended December 31, 2024.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Program [1]	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Program
September 29 – November 2, 2024	—	—	—	$ 400,000,000
November 3 – November 30, 2024	—	—	—	400,000,000
December 1 – December 31, 2024	—	—	—	400,000,000
Total	—	—	—	$ 400,000,000

[1] On July 26, 2022, the Board authorized the repurchase of up to an aggregate of $450 million of the Company's outstanding shares of common stock, with such authorization expiring on July 26, 2025. Pursuant to this authorization, the Company may purchase shares of its common stock on a discretionary basis from time to time, which may be conducted through privately negotiated transactions, including with MSD Partners, as well as through open market repurchase or other means, including through Rule 10b5-1(c) trading plans or through the use of other techniques such as accelerated share repurchases. During Fiscal Year 2024, the Company did not repurchase any shares of its common stock under the plan.

CUMULATIVE TOTAL RETURN PERFORMANCE GRAPH

Set forth below is a line graph showing the change in the cumulative total shareholder return for our common stock as compared to similar returns for the S&P 500® Index and the Russell 1000® Stock Index. We believe the Russell 1000® Stock Index includes companies with market capitalization comparable to ours. We chose the Russell 1000® Index for comparison, as opposed to an industry index, because we do not believe that we can reasonably identify a peer group or a published industry or line-of-business index that contains companies in a similar line of business.

Each of the cumulative returns is calculated assuming the investment of $100 in each of the securities at the closing price on the first day of trading of our common stock on the NYSE (March 12, 2021), and reinvestment of dividends into additional shares of the respective equity securities when paid. The graph plots the respective values beginning on March 12 and continuing through December 31, 2024. Past performance is not necessarily indicative of future performance.



Comparison of Cumulative Total Return since Initial Public Offering

	March 12, 2021	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Hayward Holdings, Inc.	$100.00	$154.29	$55.29	$80.00	$89.94
Russell 1000 Stock Index	$100.00	$119.96	$97.19	$121.94	$152.68
S&P 500 Index	$100.00	$122.15	$99.95	$126.13	$157.52

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with the discussion in Part I, Item 1A, "Risk Factors," and our audited consolidated financial statements and notes thereto, each included elsewhere in this Form 10-K. In addition to historical financial information, this discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

We define the year ended December 31, 2024 as "Fiscal Year 2024" and the year ended December 31, 2023 as "Fiscal Year 2023." Our fiscal quarters are 13 weeks except the fourth quarter that ends on December 31 of each fiscal year. The first quarter 2024 refers to the quarter ended March 30, the second quarter 2024 refers to the quarter ended June 29, the third quarter 2024 refers to the quarter ended September 28, and the fourth quarter 2024 refers to the quarter ended December 31.

Our Company

We are an industry-leading global designer, manufacturer, and marketer of a broad portfolio of pool equipment and associated automation systems. With the pool as the centerpiece of the growing outdoor living space, the pool industry has attractive market characteristics, including significant aftermarket requirements (such as the ongoing repair, replacement, remodeling and upgrading of equipment for existing pools), innovation-led growth opportunities, and a favorable industry structure. We are a leader in this market with a highly-recognized brand, one of the largest installed bases of pool equipment in the world, decades-long relationships with our key channel partners and trade customers and a history of technological innovation. Our engineered products, which include various energy efficient and more environmentally sustainable offerings, enhance the pool owner's outdoor living lifestyle while also delivering high quality water, pleasant ambiance and ease of use for the ultimate backyard experience. Aftermarket replacements and upgrades to higher value IoT and energy efficient models are a primary growth driver for our business.

We have an estimated North American seasonal residential pool market share of approximately 33%. We believe that we are well-positioned for future growth. Historically aftermarket sales represented 80% of our net sales and are generally recurring in nature since these products are critical to the ongoing operation of pools given requirements for water quality and sanitization. Our product replacement cycle of approximately 8 to 11 years drives multiple replacement opportunities over the typical life of a pool, creating opportunities to generate aftermarket product sales as pool owners repair and replace equipment and remodel and upgrade their pools. We estimate aftermarket sales based upon feedback from certain representative customers and management's interpretation of available industry and government data, and not upon our GAAP net sales results.

We manufacture our products at seven facilities worldwide, which are located in North Carolina, Georgia, Tennessee, Rhode Island, Spain (two) and China.

Segments

Our business is organized into two reportable segments: North America ("NAM") and Europe & Rest of World ("E&RW"). The Company determined its reportable segments based on how the Chief Operating Decision Maker ("CODM") reviews the Company's operating results in assessing performance and allocating resources. NAM and E&RW accounted for approximately 85% and 15%, and 83% and 17%, of total net sales for Fiscal Year 2024 and Fiscal Year 2023, respectively.

The NAM segment manufactures and sells a complete line of residential and commercial swimming pool equipment and supplies in the United States and Canada and manufactures and sells flow control products.

The E&RW segment manufactures and sells residential and commercial swimming pool equipment and supplies in Europe, Central and South America, the Middle East, Australia and other Asia Pacific countries.

Key Trends and Uncertainties Regarding Our Existing Business

The following trends and uncertainties affect the period-to-period comparability of our results of operations and may affect our financial performance in the future:

- *Demand related to the aging base of pools and the COVID-19 pandemic.* Irrespective of broader macroeconomic trends, the primary driver for the industry continues to be aftermarket spending on the base of installed pools. In the United States, our primary market, the record construction of pools from 1999 to 2005 is manifesting itself in the aftermarket repair, replace, and remodel cycle given that the average age of this pool cohort is over 20 years. Residential pool equipment sales increased during the first two years of the COVID-19 pandemic. This increase in demand was experienced broadly across all our product lines as consumers refocused attention on improving the quality of the homeowner's outdoor living experience. We believe that during this period, the pandemic reinforced existing pool industry growth trends, as well as partially accelerated demand due to the impact of longer lead times that resulted from supply chain shortages. As the impact of the COVID-19 pandemic has lessened, we believe that these pandemic-fueled demand trends have generally abated, and the industry has returned to more normalized historical seasonal trends.

- *Seasonality.* Our business is seasonal, with sales typically higher in the second and fourth quarters. During the second quarter, sales are higher in anticipation of the start of the summer pool season and in the fourth quarter, we incent trade customers to buy and stock in preparation for next year's pool season under an "Early Buy" program, which features a price discount and extended payment terms. Shipments for the 2024 Early Buy program began in the late third quarter and will continue through approximately the first quarter of 2025. The favorable payment terms extended as part of the Early Buy program generally do not exceed 180 days. Revenue is recognized upon shipment of products, which cannot be returned after ten days from receipt of goods. For more information, see "—Key Factors and Measures We Use to Evaluate Our Business—Net Sales.'' We aim to keep our manufacturing plants running at a constant level throughout the year and consequently we generally build inventory in the first and third quarters and inventory is sold-down in the second and fourth quarters. Our accounts receivable balance increases from September to April as a result of the Early Buy extended terms and increases through June due to higher sales in the second quarter. Also, because most of our sales are to distributors whose inventory of our products may vary, including due to reasons beyond our control, such as end-user demand, supply chain lead times and macroeconomic factors, our revenue may fluctuate from period to period.

- *Targeted expansion efforts.* We continue to pursue attractive product and global geographic market opportunities to grow our presence in new markets or markets in which we have less penetration. We believe that our business can effectively address these opportunities through new product development and scalable sales, marketing, and administration. We also have and may in the future pursue acquisitions to opportunistically add product offerings or increase our geographic footprint. If we do not execute this strategic objective, our core net sales growth will likely be limited or may decline.

- *New product offerings.* Our business is primarily driven by aftermarket spending. Pool owners are increasingly demanding new technologies, such as IoT-enabled and more energy efficient products, as they replace or upgrade their existing pool equipment. In Fiscal Year 2024, approximately 20% of gross sales was from new or next-generation products launched in the last three years. These new products offer higher energy efficiency, automation capabilities and enhanced water care solutions, and we expect will become primary drivers of our sales growth. Staying at the forefront of technological innovation and introducing new product offerings with new features will continue to be critical in growing our market share and revenue.

- *Geopolitical events.* Geopolitical conflicts around the world have created substantial uncertainty in the global economy, including as a result of sanctions and penalties imposed in response to these conflicts. In particular, armed conflicts in the Middle East and in Ukraine and Russia have adversely affected market demand in the Middle East and Asia, which has negatively impacted our results in our E&RW segment. See "—Segment—Europe & Rest of World ("E&RW")," below. Given the nature of our business and global operations, if these or other geopolitical conflicts continue or worsen, our business and results of operations may be adversely affected.

Key Factors and Measures We Use to Evaluate Our Business

We consider a variety of financial and operating measures in assessing the performance of our business. The key GAAP measures we use are net sales, gross profit and gross profit margin, selling, general, and administrative ("SG&A") expense, research, development and engineering ("RD&E") expense, operating income and operating income margin. The key non-GAAP measures we use are EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted segment income and adjusted segment income margin.

Net sales

We offer a broad range of pool equipment including pumps, filters, heaters, automatic cleaners, sanitizers, chlorine generators, controls, LED lights, as well as industrial thermoplastic valves and process liquid control products. Sales are impacted by product and geographic segment mix, as well as promotional and competitive activities. Growth of our sales is primarily driven by market demand, expansion of our trade customers and product offering.

Revenue is recognized upon shipment and recorded net of related discounts, allowances, returns, and sales tax. Customers are offered volume discounts and other promotional benefits. We estimate these volume discounts, promotional allowance benefits, and returns based upon the terms of the customer contracts and historical experience and record such amounts as a reduction of gross sales with either an offsetting adjustment to accounts receivable or recognition of an accrued liability. We regularly monitor the adequacy of these allowances.

Gross profit and gross profit margin

Gross profit is equal to net sales less cost of sales. Cost of sales includes the direct cost of manufacturing, including direct materials, labor and related overhead, as well as inbound and outbound freight and import duties.

Gross profit margin is gross profit as a percentage of net sales. Gross profit margin is impacted by costs of raw material, product mix, salary and wage inflation, production costs, shipping and handling costs, and import duties, all of which can vary.

Selling, general and administrative expense

Our SG&A includes expenses arising from activities in selling, marketing, technical and customer services, warranty, warehousing, and administrative expenses. Other than warranty and variable compensation, SG&A is generally not directly proportional to net sales.

Research, development and engineering expense

The Company primarily conducts RD&E activities in its own facilities. These expenses consist primarily of salaries, supplies and overhead costs related to the active development of new products, enhanced product applications and improved manufacturing and value engineering of existing products.

Generally, RD&E costs are expensed as incurred. Certain RD&E costs applicable to the development of software are capitalized and amortized over the expected life of the product.

Amortization of intangible assets

Customer relationships, trademarks and other intangible assets arising from business combinations are amortized over their expected useful lives of 5-20 years.

Acquisition and restructuring related costs (or income)

The Company records costs or expenses incurred related to business combinations, organizational restructuring, or gains or losses attributable to any sales or dispositions of assets, including impairments, to acquisition and restructuring related expense, net.

Operating income

Operating income is gross profit less SG&A, RD&E, acquisition and restructuring related expense or income and amortization of intangible assets. Operating income excludes interest expense, income tax expense, and other non-operating expenses, net. We use operating income as well as other indicators as a measure of the profitability of our business.

Interest expense, net

The Company incurs interest expense on its Credit Facilities, as defined herein. The amortization of debt issuance costs and impact of our interest rate hedging instruments are also included in interest expense.

Net income

Net income is operating income less net interest expense, other non-operating items, and provision for income taxes.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted segment income, Adjusted segment income margin

EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted segment income and adjusted segment income margin are key metrics used by management and our Board of Directors to assess our financial performance. For information about our use of these Non-GAAP measures and a reconciliation of these metrics to the nearest GAAP metric see "—Non-GAAP Reconciliation."

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net sales. We derived the consolidated statements of operations for the Fiscal Years 2024 and 2023 from our audited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. A discussion regarding our financial condition and results of operations for the year ended December 31, 2023, compared to the year ended December 31, 2022, is included under "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 29, 2024.

The following table summarizes our results of operations and a comparison of the change between the periods (in thousands):

	Years Ended December 31,	
	2024	2023
Net Sales	$ 1,051,606	$ 992,452
Cost of sales	520,849	515,502
Gross profit	530,757	476,950
Selling, general, and administrative expense	260,928	233,607
Research, development, and engineering expense	25,778	24,547
Acquisition and restructuring related expense	6,464	13,213
Amortization of intangible assets	28,800	30,361
Operating income	208,787	175,222
Interest expense, net	62,163	73,584
Loss on debt extinguishment	4,926	—
Other expense (income), net	(2,484)	551
Total other expense	64,605	74,135
Income from operations before income taxes	144,182	101,087
Provision for income taxes	25,527	20,400
Net income	$ 118,655	$ 80,687
Adjusted EBITDA [a]	$ 277,447	$ 247,273

(a) See "— Non-GAAP Reconciliation."

Fiscal Year 2024 Compared to Fiscal Year 2023

<u>Net sales</u>

Net sales increased to $1,051.6 million in Fiscal Year 2024 from $992.5 million in Fiscal Year 2023, an increase of $59.1 million, or 6.0%. See segment discussion below for further information.

	2024
Volume	1.8 %
Price, net of discounts and allowances	3.2 %
Acquisitions	1.1 %
Currency and other	(0.1)%
Total	6.0 %

The Fiscal Year 2024 increase in net sales was primarily driven by an increase in net price, as well as by an increase in volume and the favorable impact from acquisitions. The increase in net price was due to price increases enacted to offset inflationary pressures. The increase in volume was primarily the result of normalized channel inventory movements, partially offset by market declines in the Middle East and Asia and lower new construction and remodel activity in the United States.

<u>Gross profit and Gross profit margin</u>

Gross profit increased to $530.8 million in Fiscal Year 2024 from $477.0 million in Fiscal Year 2023, an increase of $53.8 million or 11.3%.

Gross profit margin increased to 50.5% in Fiscal Year 2024 compared to 48.1% in Fiscal Year 2023, an increase of 240 basis points primarily due to operational efficiencies, net price increases and management of our manufacturing costs, partially offset by an increase to cost of goods sold resulting from the fair value inventory step-up adjustment recognized as part of the purchase accounting for the acquisition of ChlorKing HoldCo, LLC and related entities ("ChlorKing") ($3.3 million) and discrete inventory adjustments in Europe.

<u>Selling, general and administrative expense</u>

Selling, general and administrative expense increased to $260.9 million in Fiscal Year 2024 from $233.6 million in Fiscal Year 2023, an increase of $27.3 million or 11.7%, driven by normalized annual incentive compensation, higher salary costs driven by wage inflation, targeted investments in our customer care, selling and business analytics teams, and discrete legal expenses, partially offset by decreased warranty costs.

As a percentage of net sales, SG&A increased to 24.8% in Fiscal Year 2024 as compared to 23.5% in Fiscal Year 2023, an increase of 130 basis points, primarily due to the factors described above.

<u>Research, development and engineering expense</u>

RD&E expense increased to $25.8 million in Fiscal Year 2024 compared to $24.5 million in Fiscal Year 2023, an increase of $1.3 million, or 5.0%. As a percentage of net sales, RD&E remained relatively flat at 2.5% in each year. RD&E spend continues to be focused on new product development and new product quality.

<u>Acquisition and restructuring related expense</u>

Acquisition and restructuring related expense decreased to $6.5 million in Fiscal Year 2024 as compared to $13.2 million in Fiscal Year 2023, a decrease of $6.7 million.

The $6.5 million expense in Fiscal Year 2024 was primarily driven by $4.3 million of acquisition and integration costs associated with the acquisition of the ChlorKing business, including $3.2 million of compensation expenses for the retention of key employees acquired in the ChlorKing acquisition. Fiscal Year 2024 also included costs associated with the centralization and consolidation of operations in Europe. In comparison, the $13.2 million expense in Fiscal Year 2023 was primarily driven by costs related to the discontinuation of a product line leading to an impairment of the associated fixed assets, inventory and intangible assets, programs to centralize and consolidate manufacturing operations and professional services in Europe, as well as costs associated with the relocation of the corporate headquarters to Charlotte, North Carolina.

For additional information, see Note 19. "Acquisition and Restructuring Related Expense" of Notes to Consolidated Financial Statements in this Form 10-K.

Amortization of intangible assets

Amortization of intangible assets decreased to $28.8 million in Fiscal Year 2024 from $30.4 million in Fiscal Year 2023, a decrease of $1.6 million, or 5.1%, due to the amortization pattern of certain intangibles based on the declining balance method.

Operating income and operating income margin

Operating income increased to $208.8 million in Fiscal Year 2024 from $175.2 million in Fiscal Year 2023, an increase of $33.6 million, or 19.2%, due to the accumulated effect of the items described above. Operating income as a percentage of net sales ("operating margin") was 19.9% in Fiscal Year 2024, a 220 basis point increase from the 17.7% operating margin in Fiscal Year 2023.

Interest expense, net

Interest expense, net, decreased to $62.2 million in Fiscal Year 2024 from $73.6 million in Fiscal Year 2023, a decrease of $11.4 million, or 15.5%. The decrease was primarily due to the repayment of the Incremental Term Loan B principal balance in April 2024 and interest income on cash investment balances.

Interest expense in Fiscal Year 2024 consisted of $68.0 million of interest on the outstanding debt, net of the impact from the interest rate swaps, and $4.2 million of amortization of deferred financing fees, partially offset by $10.1 million of interest income. Interest expense in Fiscal Year 2023 consisted of $76.0 million on the outstanding debt and $4.7 million of amortization of deferred financing fees, partially offset by $7.1 million of interest income.

Loss on extinguishment of debt

The $4.9 million loss on extinguishment of debt was incurred as a result of the voluntary repayment of the Incremental Term Loan B principal balance in April 2024.

Provision for income taxes

We incurred income tax expense of $25.5 million for Fiscal Year 2024 and $20.4 million for Fiscal Year 2023, a increase of $5.1 million or 25.1%. This increase in tax expense was primarily due to increased income from operations.

Our effective income tax rate decreased to 17.7% for Fiscal Year 2024 from 20.2% for Fiscal Year 2023 primarily due to decreased foreign withholding taxes and state taxes, partially offset by decreased excess tax benefit from stock compensation.

Net income

As a result of the foregoing, net income increased to $118.7 million in Fiscal Year 2024 compared to net income of $80.7 million in Fiscal Year 2023, an increase of $38.0 million, or 47.1%.

Adjusted EBITDA

Adjusted EBITDA increased to $277.4 million in Fiscal Year 2024 from $247.3 million in Fiscal Year 2023, an increase of $30.1 million, or 12.2%, driven primarily by increased net sales and an increase in gross profit of $53.8 million, partially offset by an increase in SG&A expenses of $27.3 million.

See "— Non-GAAP Reconciliation" for a reconciliation of these non-GAAP measures to the most directly comparable GAAP measures.

Segment Results of Operations

The Company manages its business primarily on a geographic basis. The Company's reportable segments consist of NAM and E&RW.

We evaluate performance based on net sales, segment income and adjusted segment income, and use segment income margin and adjusted segment income margin as comparable performance measures for our reporting segments.

Segment income represents net sales less cost of sales, less segment SG&A and RD&E, excluding acquisition and restructuring related expense, as well as amortization of intangible assets. Adjusted segment income represents segment income adjusted for the impact of depreciation, amortization of certain intangible assets, stock-based compensation and certain non-cash, nonrecurring or other items that are included in segment income that we do not consider indicative of the ongoing segment operating performance. See "—Non-GAAP Reconciliation" for a reconciliation of these non-GAAP measures to the most directly comparable GAAP measures.

North America ("NAM")
(Dollars in thousands)

| | Years Ended December 31, | |
	2024	2023
Net sales	$ 895,498	$ 823,276
Gross profit	$ 474,274	$ 410,641
Gross profit margin %	53.0 %	49.9 %
Segment income	$ 261,735	$ 215,425
Segment income margin %	29.2 %	26.2 %
Adjusted segment income[a]	$ 290,964	$ 237,693
Adjusted segment income margin %[a]	32.5 %	28.9 %

(a) See "—Non-GAAP Reconciliation."

Year-over-year net sales increase was driven by the following:

	2024
Volume	4.0 %
Price, net of discounts and allowances	3.6 %
Acquisitions	1.4 %
Currency and other	(0.2)%
Total	8.8 %

Net sales

Net sales increased to $895.5 million in Fiscal Year 2024 from $823.3 million in Fiscal Year 2023, an increase of $72.2 million, or 8.8%.

This increase was primarily the result of volume growth and an increase in net price, as well as the favorable impact of acquisitions. The increase in volume was primarily the result of normalized channel inventory movements. The increase in the net price was due to price increases enacted to offset inflation, while the favorable impact from acquisitions resulted from the acquisition of the ChlorKing business in June 2024.

Gross profit and Gross profit margin

Gross profit increased to $474.3 million in Fiscal Year 2024 from $410.6 million in Fiscal Year 2023, an increase of $63.7 million, or 15.5%.

Gross profit margin increased to 53.0% in Fiscal Year 2024 from 49.9% in Fiscal Year 2023, an increase of 310 basis points, primarily due to operational efficiencies, net price increases and management of our manufacturing costs, partially offset by an increase to cost of goods sold resulting from the fair value inventory step-up adjustment recognized as part of the purchase accounting for the acquisition of ChlorKing.

Segment income and Segment income margin

Segment income increased to $261.7 million in Fiscal Year 2024 from $215.4 million in Fiscal Year 2023, an increase of $46.3 million, or 21.5%. This was primarily driven by an increase in sales and gross profit as discussed above, partially offset by higher SG&A expense driven by normalized annual incentive compensation. As a percentage of segment net sales, SG&A and RD&E expenses remained consistent at 23.7% for each year.

Segment income margin increased to 29.2% in Fiscal Year 2024 from 26.2% in Fiscal Year 2023, an increase of 300 basis points primarily resulting from the increase in sales and gross profit as discussed above.

Adjusted segment income and Adjusted segment income margin

Adjusted segment income increased to $291.0 million in Fiscal Year 2024 from $237.7 million in Fiscal Year 2023, an increase of $53.3 million, or 22.4%. This was driven by higher segment income as discussed above, adjusted for additional non-cash or non-recurring charges.

Adjusted segment income margin increased to 32.5% in Fiscal Year 2024 from 28.9% in Fiscal Year 2023, an increase of 360 basis points.

Europe & Rest of World ("E&RW")
(Dollars in thousands)

	Years Ended December 31,	
	2024	**2023**
Net sales	$ 156,108	$ 169,176
Gross profit	$ 56,483	$ 66,309
Gross profit margin %	36.2 %	39.2 %
Segment income	$ 21,632	$ 33,518
Segment income margin %	13.9 %	19.8 %
Adjusted segment income[a]	$ 22,857	$ 34,503
Adjusted segment income margin %[a]	14.6 %	20.4 %

(a) See "—Non-GAAP Reconciliation."

Year-over-year net sales decrease was driven by the following:

	2024
Volume	(8.5)%
Price, net of discounts and allowances	1.0 %
Currency and other	(0.2)%
Total	(7.7)%

Net sales

Net sales decreased to $156.1 million in Fiscal Year 2024 from $169.2 million in Fiscal Year 2023, a decrease of $13.1 million, or 7.7%.

The decrease in net sales was primarily due to a decline in volume, partially offset by the favorable impact of net price. The decline in volume was primarily driven by market declines in the Middle East and Asia, partially as a result of the impact of geopolitical conflicts in the Middle East.

Gross profit and Gross profit margin

Gross profit decreased to $56.5 million in Fiscal Year 2024 from $66.3 million in Fiscal Year 2023, a decrease of $9.8 million or 14.8%.

Gross profit margin decreased to 36.2% in Fiscal Year 2024 compared to 39.2% in Fiscal Year 2023, a decrease of 300 basis points, primarily driven by lower operating leverage, discrete inventory adjustments and unfavorable mix due to the impact of geopolitical conflicts in the Middle East, partially offset by the net price increases discussed above.

Segment income and Segment income margin

Segment income decreased to $21.6 million in Fiscal Year 2024 from $33.5 million in Fiscal Year 2023, a decrease of $11.9 million, or 35.5%. This was primarily driven by a decrease in sales and gross profit as discussed above. As a percentage of segment net sales, SG&A and RD&E expenses increased from 19.4% in the Fiscal Year 2023 to 22.3% as a result of lower net sales as discussed above.

Segment income margin decreased to 13.9% in Fiscal Year 2024 from 19.8% in Fiscal Year 2023, a decrease of 590 basis points. The decline was primarily attributable to the decreased sales and operating leverage.

Adjusted segment income and Adjusted segment income margin

Adjusted segment income decreased to $22.9 million in Fiscal Year 2024 from $34.5 million in Fiscal Year 2023, a decrease of $11.6 million or 33.8%. This was primarily driven by the decreased sales and operating leverage, adjusted for additional non-cash or non-recurring charges.

Adjusted segment income margin decreased to 14.6% in Fiscal Year 2024 from 20.4% in Fiscal Year 2023, a decrease of 580 basis points.

Non-GAAP Reconciliation

The Company uses EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted segment income and adjusted segment income margin to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies. These metrics are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry, when considered alongside other GAAP measures.

EBITDA is defined as earnings before interest (including amortization of debt costs), income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA adjusted for the impact of restructuring related income or expenses, stock-based compensation, currency exchange items and certain non-cash, nonrecurring, or other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance. Adjusted EBITDA margin is defined as adjusted EBITDA divided by net sales. Adjusted segment income is defined as segment income adjusted for the impact of depreciation, amortization of intangible assets recorded within cost of sales, stock-based compensation, and certain non-cash, nonrecurring or other items that are included in segment income that we do not consider indicative of the ongoing segment operating performance. Adjusted segment income margin is defined as adjusted segment income divided by segment net sales.

EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted segment income and adjusted segment income margin are not recognized measures of financial performance under GAAP. We believe these non-GAAP measures provide analysts, investors and other interested parties with additional insight into the underlying trends of our business and assist these parties in analyzing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance, which allows for a better comparison against historical results and expectations for future performance. Management uses these non-GAAP measures to understand and compare operating results across reporting periods for various purposes including internal budgeting and forecasting, short and long-term operating planning, employee incentive compensation and debt compliance. These non-GAAP measures are not intended to replace the presentation of our financial results in accordance with GAAP.

Use of the terms EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted segment income and adjusted segment income margin may differ from similar measures reported by other companies. EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted segment income and adjusted segment income margin are not calculated in the same manner by all companies, and accordingly, are not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA, adjusted EBITDA, and adjusted segment income should not be construed as indicators of a company's operating performance in isolation from, or as a substitute for, net income (loss) and operating income, which are prepared in accordance with GAAP. We have presented EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted segment income and adjusted segment income margin solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. In the future we may incur expenses such as those added back to calculate adjusted EBITDA. Our presentation of adjusted EBITDA and adjusted segment income should not be construed as an inference that our future results will be unaffected by these items.

Following is a reconciliation from net income to adjusted EBITDA (dollars in thousands):

	Years Ended December 31,	
	2024	**2023**
Net income	$ 118,655	$ 80,687
Depreciation	20,078	15,983
Amortization	35,783	37,079
Interest expense	62,163	73,584
Income taxes	25,527	20,400
Loss on extinguishment of debt	4,926	—
EBITDA	267,132	227,733
Stock-based compensation[a]	608	1,270
Currency exchange items[b]	(836)	786
Acquisition and restructuring related expense, net[c]	6,464	13,213
Other[d]	4,079	4,271
Total Adjustments	10,315	19,540
Adjusted EBITDA	$ 277,447	$ 247,273
Net income margin	11.3 %	8.1 %
Adjusted EBITDA margin	26.4 %	24.9 %

(a) Represents non-cash stock-based compensation expense related to equity awards issued to management, employees, and directors. The adjustment includes only expense related to awards issued under the 2017 Equity Incentive Plan, which were awards granted prior to the effective date of Hayward's initial public offering (the "IPO").

(b) Represents unrealized non-cash (gains) losses on foreign denominated monetary assets and liabilities and foreign currency contracts.

(c) Adjustments in the year ended December 31, 2024 are primarily driven by $3.2 million of compensation expenses for the retention of key employees acquired in the ChlorKing acquisition. Pursuant to the ChlorKing acquisition agreement, this $3.2 million was part of a total $6.3 million employee retention payment that was deposited into an escrow account on the date of acquisition. The full amount held in escrow will be released to the specified key employees if such employees are employed by Hayward on the one-year anniversary of the acquisition. These payments are contingent on continued employment and are not dependent on the achievement of any metric or performance measure. The retention costs will be recognized over the twelve-month period from the date of acquisition. Further, other adjustments for the year ended December 31, 2024 include $1.1 million of transaction and integration costs associated with the acquisition of the ChlorKing business, $0.9 million of termination benefits related to a reduction-in-force within E&RW, $0.8 million of separation and other costs associated with the centralization and consolidation of operations in Europe and $0.4 million of costs to finalize restructuring actions initiated in prior years.

Adjustments in the year ended December 31, 2023 primarily include $6.7 million of costs related to the discontinuation of a product line leading to an impairment of the associated fixed assets, inventory and intangible assets, $2.4 million related to programs to centralize and consolidate manufacturing operations and professional services in Europe, $1.9 million of costs associated with the relocation of the corporate headquarters to Charlotte, North Carolina, $1.2 million separation costs associated with the 2022 cost reduction program and $0.8 million of costs associated with integration costs from prior acquisitions.

(d) Adjustments in the year ended December 31, 2024 are primarily driven by a $3.3 million increase in cost of goods sold resulting from the fair value inventory step-up adjustment recognized as part of the purchase accounting for the acquisition of the ChlorKing business, $0.7 million of costs sustained from flood damage associated with a hurricane at a contract manufacturing facility and $0.5 million of costs incurred related to litigation, partially offset by $0.5 million of gains on the sale of assets.

Adjustments in the year ended December 31, 2023 primarily include $1.8 million related to inventory and fixed asset write-offs in Europe and $1.5 million of costs incurred related to the selling stockholder offerings of shares in March, May and August 2023, which are reported in SG&A in our consolidated statements of operations.

Following is a reconciliation from segment income to adjusted segment income for NAM (dollars in thousands):

	Years Ended December 31,	
	2024	**2023**
Segment income	$ 261,735	$ 215,425
Depreciation	17,989	14,610
Amortization	6,985	6,718
Stock-based compensation [a]	176	437
Other [b]	4,079	503
Total Adjustments	29,229	22,268
Adjusted segment income	$ 290,964	$ 237,693
Segment income margin	29.2 %	26.2 %
Adjusted segment income margin	32.5 %	28.9 %

(a) Represents non-cash stock-based compensation expense related to equity awards issued to management, employees, and directors. The adjustment includes only expense related to awards issued under the 2017 Equity Incentive Plan, which were awards granted prior to the effective date of the IPO.

(b) Adjustments in the year ended December 31, 2024 for NAM include a $3.3 million increase in cost of goods sold resulting from the fair value inventory step-up adjustment recognized as part of the purchase accounting for the acquisition of the ChlorKing business and $0.7 million of costs related to a flood sustained at a contract manufacturer.

Adjustments in the year ended December 31, 2023 for NAM include miscellaneous items we believe are not representative of our ongoing business operations.

Following is a reconciliation from segment income to adjusted segment income for E&RW (dollars in thousands):

	Years Ended December 31,	
	2024	**2023**
Segment income	$ 21,632	$ 33,518
Depreciation	1,215	940
Amortization	—	—
Stock-based compensation [a]	10	45
Total Adjustments	1,225	985
Adjusted segment income	$ 22,857	$ 34,503
Segment income margin	13.9 %	19.8 %
Adjusted segment income margin	14.6 %	20.4 %

(a) Represents non-cash stock-based compensation expense related to equity awards issued to management, employees, and directors. The adjustment includes only expense related to awards issued under the 2017 Equity Incentive Plan, which were awards granted prior to the effective date of the IPO.

Liquidity and Capital Resources

Our primary sources of liquidity are net cash provided by operating activities and availability under the ABL Facility. Primary working capital requirements are for raw materials, assembled components and certain finished goods inventories and supplies, payroll, manufacturing, freight and distribution, facility, and other operating expenses. Cash flow and working capital requirements fluctuate during the year, driven primarily by the seasonal demand for our products, an Early Buy program, the timing of inventory purchases and receipt of customer payments. As such, the utilization of the ABL Facility fluctuates during the year.

During the end of the year we incentivize trade customers to buy and stock up in preparation for next year's pool season under an "Early Buy" program that features a price discount and extended payment terms. Shipments under the 2024 Early Buy program began in the late third quarter and will continue through approximately the first quarter of 2025. We expect to receive payments for the majority of these shipments during the second quarter of 2025. As a result, our accounts receivable balance increases from the late third quarter through the first quarter of 2025 before the Early Buy payments are received. In addition, cash flow is higher in the second quarter as the seasonality of our business peaks and payments are received.

Unrestricted cash and cash equivalents totaled $196.6 million as of December 31, 2024, which is an increase of $18.5 million from $178.1 million at December 31, 2023. As of December 31, 2024 and December 31, 2023, the Company had zero and $25 million, respectively, in certificates of deposit, which was included in short-term investments on the consolidated balance sheets.

We focus on increasing cash flow, solidifying the liquidity position through working capital initiatives, and paying our debt obligations, while continuing to fund business growth initiatives and return of capital to stockholders. We believe that net cash provided by operating activities and availability under the ABL Facility will be adequate to finance our working capital requirements, inclusive of capital expenditures, and debt service over the next 12 months.

The Organisation for Economic Co-operation and Development introduced an international tax framework under Pillar Two which includes a global minimum tax of 15%. While the United States has not enacted legislation to adopt Pillar Two, certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation to implement Pillar Two. We do not expect Pillar Two to have a material impact on our effective tax rate or taxes paid.

Accounts Receivable Sales

On July 3, 2024, we entered into a Receivables Purchase Agreement under which we may offer to sell eligible accounts receivable. The agreement is uncommitted and the eligible accounts receivable to be sold under the agreement consist of up to $125 million in accounts receivable generated by sales to specified customers of the Company. The Company will be paid a discounted purchase price for each receivable sold. The discount rate used to determine the purchase price for the subject receivables is based upon an annual interest rate equal to the forward-looking term rate based on the secured overnight financing rate for the period of time between payment to the Company and the due date for the receivable plus a buffer period specific to the obligor, plus a margin applicable to the specified obligor.

Transactions under this agreement are accounted for as sales of accounts receivable, and the receivables sold are removed from the consolidated balance sheets at the time of the sales transaction. For ease of administration, the Company collects customer payments related to the receivables sold and remits those payments to the purchaser. Proceeds received from the sales of accounts receivable are classified as operating cash flows and collections of previously sold accounts receivable not yet submitted to the financial institution are classified as financing cash flows in the consolidated statements of cash flows. We record the discount in the "Other expense, net" line in the consolidated statements of operations. During the twelve months ended December 31, 2024, there were immaterial proceeds from the sale of receivables under the Receivables Purchase Agreement.

Credit Facilities

The First Lien Term Facility and ABL Facility (collectively "Credit Facilities") contain various restrictions, covenants and collateral requirements. Refer to Note 9, "Long-Term Debt" of Notes to the Consolidated Financial Statements in this Form 10-K for further information on the terms of the Credit Facilities.

Long-term debt consisted of the following (in thousands):

		December 31,		
		2024		**2023**
First Lien Term Facility, due May 28, 2028	$	965,000	$	975,000
Incremental Term Loan B, due May 28, 2028		—		123,438
ABL Revolving Credit Facility		—		—
Other bank debt		6,461		8,775
Finance lease obligations		2,448		4,729
Subtotal		973,909		1,111,942
Less: Current portion of long-term debt		(13,991)		(15,088)
Less: Unamortized debt issuance costs		(9,356)		(17,574)
Total	$	950,562	$	1,079,280

ABL Facility

The aggregate amount of the revolving loan commitments on the ABL Facility is $425.0 million, with a peak season commitment of $475.0 million, subject to a borrowing base calculation based on available eligible receivables, inventory, and qualified cash in North America. Accounts receivable sold under the Receivables Purchase Agreement are not eligible receivables under the ABL Facility. An amount of up to 30% (or up to 40% with agent consent) of the then-outstanding commitments under the ABL Facility is available to our Canada and Spain subsidiaries. A portion of the ABL Facility not to exceed $50.0 million is available for the issuance of letters of credit in U.S. Dollars, of which $20.0 million is available for the issuance of letters of credit in Canadian dollars. The ABL Facility also includes a $50.0 million swingline loan facility and a $17.5 million First-In, Last-Out Sublimit ("FILO Sublimit").

The borrowings under the ABL Facility bear interest at a rate equal to an adjusted term of the Secured Overnight Financing Rate ("SOFR") or a base rate plus a margin of between 1.25% to 1.75% or 0.25% to 0.75%, respectively, while the FILO Sublimit borrowings bear interest at a rate equal to SOFR or a base rate plus a margin of between 2.25% to 2.75% or 1.25% to 1.75%, respectively. The ABL Facility matures June 1, 2026. We have the option to increase the ABL Facility, subject to certain conditions, including the commitment of the participating lenders.

For the year ended December 31, 2024, the average borrowing base under the ABL Facility was $212.6 million and the average loan balance outstanding was zero. As of December 31, 2024, the loan balance was zero with a borrowing availability of $163.4 million.

For the year ended December 31, 2023, the average borrowing base under the ABL Facility was $265.8 million and the average loan balance outstanding was $17.3 million. As of December 31, 2023 the loan balance was zero with a borrowing availability of $256.5 million.

First Lien Term Facilities

The First Lien Term Facility bears interest at a rate equal to a base rate or SOFR (which includes an applicable credit spread adjustment), plus, in either case, an applicable margin. In the case of SOFR tranches, the applicable margin is 2.75% per annum with a 0.50% floor, with a stepdown to 2.50% per annum with a 0.50% floor when net secured leverage as defined by the First Lien Credit Agreement is less than 2.5x. The loan under the First Lien Term Facility amortizes quarterly at a rate of 0.25% of the original principal amount and requires a $2.5 million repayment of principal on the last business day of each March, June, September and December. For the periods prior to May 22, 2023, before the Company entered into the Fifth Amendment to the Company's First Lien Credit Agreement to replace the LIBOR based reference rate with an adjusted term SOFR, the borrowings under the First Lien Term Facility bore interest at a rate equal to LIBOR or a base rate plus an applicable margin of 2.75% per annum with a 0.50% floor, with a stepdown to 2.50% per annum with a 0.50% floor when net secured leverage ratio as defined by the credit agreement is less than 2.5x.

The First Lien Term Facility included an incremental term loan in an aggregate original principal amount of $125 million (the "Incremental Term Loan B"). The Incremental Term Loan B bore interest at an annual floating rate based on SOFR (with a 0.50% floor) plus 3.25% and a 0.10% credit spread adjustment. In April 2024, the Company voluntarily prepaid the Incremental Term Loan B in full.

Under the agreement governing the First Lien Credit Facility (the "First Lien Credit Agreement"), the Company must make an annual mandatory prepayment of principal for between 0% and 50% of the excess cash and subject to permitted deductions, as defined in the First Lien Credit Agreement, generated in the prior calendar year. The amount due varies with the First Lien Leverage Ratio as defined in the First Lien Credit Agreement, from zero if the First Lien Leverage Ratio is less than or equal to 2.5x, to 50% if the First Lien Leverage Ratio is greater than 3.0x, less certain allowed deductions, in each case as of December 31 of the prior year. Pursuant to this provision, the Company does not have a mandatory excess cash flow prepayment in 2025 based on the First Lien Leverage Ratio and permitted deductions as of December 31, 2024. The First Lien Term Facility matures on May 28, 2028.

As of December 31, 2024, the balance outstanding under the First Lien Term Facility was $965.0 million. The effective interest rate on borrowings under the First Lien facilities, including the impact of an interest rate hedge, was 6.77%.

As of December 31, 2023, the balance outstanding under the First Lien Term Facility was $975.0 million and the balance outstanding under the Incremental Term Loan B was $123.4 million. The effective interest rate on borrowings under the First Lien facilities, including the impact of an interest rate hedge, was 6.85%.

Covenant Compliance

The Credit Facilities contain various restrictions, covenants and collateral requirements. As of December 31, 2024, we were in compliance with all covenants under the Credit Facilities.

Sources and Uses of Cash

Following is a summary of our cash flows from operating, investing, and financing activities (dollars in thousands):

	Years Ended December 31,	
	2024	2023
Net cash provided by operating activities	$ 212,068	$ 184,540
Net cash used in investing activities	(54,131)	(55,381)
Net cash used in financing activities	(136,790)	(7,612)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2,655)	373
Change in cash and cash equivalents and restricted cash	$ 18,492	$ 121,920

Net cash provided by operating activities

Net cash provided by operating activities increased to $212.1 million for the year ended December 31, 2024 from $184.5 million for the year ended December 31, 2023, an increase of $27.6 million, or 14.9%. The increase was driven by the increase in net income.

Net cash used in investing activities

Net cash used in investing activities decreased to $54.1 million for the year ended December 31, 2024 compared to $55.4 million for the year ended December 31, 2023, a decrease of $1.3 million, or 2.3%. For the year ended December 31, 2024, net cash used in investing activities was driven by the acquisition of the ChlorKing business and purchases of property, plant and equipment, partially offset by the proceeds of certificates of deposit investments. For the year ended December 31, 2023, net cash used in investing activities was driven by purchases of property, plant and equipment along with investments made into certificates of deposit.

Net cash (used in) provided by financing activities

Net cash used in financing activities increased to $136.8 million for the year ended December 31, 2024 compared to $7.6 million for the year ended December 31, 2023, an increase of $129.2 million. The increase was primarily driven by the prepayment of the Incremental Term Loan B.

Contractual Obligations and Other Commitments

The following table summarizes our contractual cash obligations as of December 31, 2024 (in thousands):

	2025	2026	2027	2028	2029	Thereafter	Total
Long-term debt [a]	$12,424	$12,420	$11,117	$935,347	$ 102	$ 51	$ 971,461
Letters of credit	4,310	—	—	—	—	—	4,310
Operating lease commitments [b]	11,517	10,148	8,040	7,302	7,216	33,767	77,990
Finance lease commitments	1,836	272	270	177	30	—	2,585
Total	$30,087	$22,840	$19,427	$942,826	$ 7,348	$ 33,818	$1,056,346

(a) For further information on the terms of the Credit Facilities, please see Note 9. "Long-Term Debt" of Notes to Consolidated Financial Statements in this Form 10-K and "Liquidity and Capital Resources".

(b) Operating lease commitments primarily relate to our office, distribution, and manufacturing facilities. All of these obligations require cash payments to be made by us over varying periods of time. Certain leases are renewable at our option for periods of one to ten years and certain of these arrangements are cancellable on short notice while others require payment upon early termination. Refer to Note 15. "Leases" of Notes to Consolidated Financial Statements in this Form 10-K for further information.

Off-Balance Sheet Arrangements

We had $4.3 million of outstanding letters of credit on our ABL Facility as of each of December 31, 2024 and December 31, 2023.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of our consolidated financial statements and notes to consolidated financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Our significant accounting policies are described in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We believe that the following critical accounting estimates include the most significant estimates and management judgments used in preparing the consolidated financial statements.

Customer Rebates

Many of our major customer agreements provide for rebates, some of which require achievement of various performance targets. We account for customer rebates as a reduction of gross sales with either a corresponding offset to accounts receivable or recognition of an accrued liability. We estimate the rebates based on our latest projection of customer performance. We update the estimates regularly to reflect any changes to the projection of customer performance for the applicable period.

Goodwill and Indefinite Lived Intangibles

We review goodwill and indefinite lived intangible assets for impairment annually or on an interim basis whenever events or changes in circumstances indicate the fair value of such assets may be below their carrying amount. As of December 31, 2024, goodwill and indefinite lived intangible assets were $943.6 million and $736.0 million, respectively.

For goodwill, we may first make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value. The qualitative impairment assessment includes considering various factors including macroeconomic conditions, industry and market conditions, cost factors and any reporting unit specific events. If it is determined through the qualitative assessment that the reporting unit's fair value is more likely than not greater than its carrying value, the quantitative impairment assessment is not required. If the qualitative assessment indicates it is more likely than not that the reporting unit's fair value is no greater than its carrying value, we must perform a quantitative impairment assessment. If it is determined a quantitative assessment is necessary, we would compare the fair value of the reporting unit to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not considered impaired. If the carrying value is higher than the fair value, the difference would be recognized as an impairment loss. Fair value of the reportable unit is estimated using a discounted six-year projected cash flow analyses and a terminal value calculation at the end of the six-year period. For the year-ended December 31, 2024, the Company performed a qualitative analysis and determined that the fair values of the reporting units were more likely than not greater than the carrying amounts. As such, the Company did not need to proceed beyond the qualitative analysis, and no goodwill impairments were recorded. For the year-ended December 31, 2023, the Company performed a quantitative analysis and determined that the fair value of each of the reporting units exceeded the corresponding carrying value.

Similar to the test for impairment of goodwill, we may first make a qualitative assessment of whether it is more likely than not that an indefinite lived intangible assets' fair value is less than its carrying value to determine whether it is necessary to perform a quantitative impairment assessment. If it is determined a quantitative assessment is necessary, we would compare their estimated fair values to their carrying values. Fair value is generally estimated using discounted cash flows or relief from royalty approaches. We would recognize an impairment charge when the estimated fair value of the indefinite lived intangible asset is less than its carrying value. We annually evaluate whether the trade names continue to have an indefinite life.

Stock-Based Compensation

We recognize stock-based compensation expense for awards of equity instruments based on the grant-date fair value of those awards. The grant-date fair value of the award is recognized as compensation expense ratably over the requisite service period, which generally equals the vesting period of the award. We also grant performance-based restricted share units ("PSUs"). PSU awards are recognized as compensation expense beginning at the grant date and reassessed quarterly for probability. We reassess the probability of achievement at each reporting period and adjust compensation cost, as necessary. If there are any changes in our probability assessment, we recognize a cumulative catch-up adjustment in the period of the change in estimate, with the remaining unrecognized expense recognized prospectively over the remaining requisite service period. If we subsequently determine that the performance criteria are not met or are not expected to be met, any amounts previously recognized as compensation expense are reversed in the period when such determination is made. We record actual forfeitures in the period in which the forfeiture occurs. We use the Black-Scholes option pricing model to estimate the fair value of option awards.

Warranties

We provide base warranties on the products we sell for specific periods of time, which vary depending upon the type of product and the geographic location of its sale. Pursuant to these warranties, we will repair, replace or remodel all parts that are defective in factory-supplied materials or workmanship. We accrue the estimated cost of warranty coverages at the time of sale using historical information regarding the nature, frequency, and average cost of claims for each product. We then compare the resulting accruals with present spending rates, among other factors, to assess whether the balances are adequate to meet expected future obligations. Based on this data, we update the estimates as necessary.

Inventory Valuation

Inventories consist of merchandise held for sale and are stated at the lower of cost or net realizable value. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recorded in cost of sales in our consolidated statement of operations as a loss in the period in which it occurs. We provide provisions for losses related to inventories based on historical purchase cost, selling price, margin and current business trends. The estimates have calculations that require us to make assumptions based on the current rate of sales, age, salability of inventory, and profitability of inventory, all of which may be affected by changes in merchandising mix and consumer preferences. We review and update these reserves on a quarterly basis.

Due to the uncertainty and potential volatility of the factors used in establishing estimates, changes in assumptions could materially affect our financial condition and results of operations.

Acquisitions

We apply the provisions of the Accounting Standards Codification ("ASC") 805, Business Combinations. Under this provision, we use the acquisition method of accounting where the purchase consideration is allocated to the underlying net tangible and intangible assets acquired, based on their respective fair values. The excess of the purchase consideration over the estimated fair values of the net assets acquired is recorded as goodwill. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, any contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities.

Determining the fair value of assets acquired, liabilities assumed and noncontrolling interest requires management's judgement and often involves the use of estimates and assumptions, including but not limited to, the selection of appropriate valuation methodology, projected revenue, expense and cash flows, weighted average cost of capital, discount rates, estimate of customer turnover, estimates of terminal values, and royalty rates. We may use third party valuation specialists to determine the assets acquired, liabilities assumed, and corresponding offset to goodwill.

Recently Issued and Adopted Accounting Standards

See Note 2. "Significant Accounting Policies" of Notes to Consolidated Financial Statements in this Form 10-K for additional information.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. We are exposed to various market risks, including changes in interest rates and foreign currency rates. Periodically, we use derivative financial instruments to manage or reduce the impact of changes in interest rates and foreign currency rates. Counterparties to all derivative contracts are major financial institutions. All instruments are entered into for other than trading purposes.

Currency Fluctuation Risk

We conduct business in various locations throughout the world and are subject to market risk due to changes in value of foreign currencies in relation to our reporting currency, the U.S. dollar. The functional currencies of our international operating locations are generally the local currency. For the Fiscal Year 2024, approximately 17% of our net sales were made by our international operating locations that use a functional currency other than the U.S. dollar. These sales were transacted in Euros, Canadian dollars and Australian dollars. Consequently, we are exposed to the impact of exchange rate volatility between the U.S. dollar and these currencies. We manage various operating activities at the local level and net sales, costs, assets and liabilities are denominated in both the local currency and the U.S. dollar. Our results of operations and assets and liabilities are reported in U.S. dollars and thus will fluctuate with changes in applicable exchange rates.

The Company's transactions, including those arising from intercompany transactions, that can be affected by foreign currency fluctuations and exchange risks consist primarily of cash and cash equivalents, trade receivables, trade payables and expenses denominated in currencies other than the functional currency of the operating entity. Periodically, we use derivative financial instruments to manage the risks around the non-functional currency cash flows of our operating entities and may use forward and option contracts denominated in the Canadian dollar, the Euro and Australian dollar.

Based on the Fiscal Year 2024, an aggregate increase or decrease of 10% in the currency exchange rate would have caused a translational increase or decrease of approximately $18 million and $2 million in net sales and net income, respectively.

Interest Rate Risk

Our results are subject to risk from interest rate fluctuations on borrowings under the Credit Facilities. Our borrowings bear interest at a variable rate, therefore, we are exposed to market risks relating to changes in interest rates. As of December 31, 2024, we had $965.0 million of outstanding variable rate loans under the First Lien Term Facility. Based on our December 31, 2024 variable rate loan balances, an increase or decrease of 1% in the effective interest rate would have caused an increase or decrease in interest cost of approximately $3.7 million, net of interest rate swap settlements.

As of each of December 31, 2024 and December 31, 2023, the Company was a party to interest rate swap agreements of a notional amount of $600.0 million. During the year-ended December 31, 2024, the Company entered into interest rate swap agreements with a notional amount of $250.0 million that will become effective in March 2025 and replace existing swap agreements with a notional amount of $250.0 million that had March 2025 maturity dates. These new agreements mature in March 2028.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. We actively manage the impact of inflation, including import duties and tariffs, through strong relationships with our diverse supplier base, vendor terms negotiations, and price and promotion management. Historically, we have been able to realize price increases to partially or fully offset cost inflation. We strategically invest through inventory purchases to obtain favorable pricing ahead of vendor price increases. As a result, we believe we have the ability to mitigate negative impacts of inflation.

ITEM 8. FINANCIAL STATEMENTS

HAYWARD HOLDINGS, INC.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Hayward Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Hayward Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of changes in redeemable stock and stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded ChlorKing HoldCo, LLC and related entities ("ChlorKing") from its assessment of internal control over financial reporting as of December 31, 2024, because it was acquired by the Company in a purchase business combination during 2024. We have also excluded ChlorKing from our audit of internal control over financial reporting. ChlorKing is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent approximately 1% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 3 to the consolidated financial statements, the Company primarily sells pool equipment to its customers. The Company's consolidated net sales were $1,051.6 million for the year ended December 31, 2024. An arrangement with a customer contains a single performance obligation for sale of the products. Transfer of the individual product is considered the performance obligation. The Company ships its products via Free on Board (FOB) shipping point and recognizes revenue at the point-in-time of shipment to the customer. The Company recognizes revenue net of rebates and other discounts.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others, (i) testing the revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment, and subsequent cash receipts; (ii) testing a sample of rebate and other discount transactions by obtaining and inspecting source documents, such as support for the nature of the rebate or other discount, the amount, agreement with the customer, underlying calculations, and cash payment; (iii) testing a sample of rebates and other discounts accrued as of December 31, 2024 by obtaining and inspecting source documents, such as support for the nature of the rebate or other discount, the amount, agreement with the customer, underlying calculations, and subsequent cash payment; and (iv) confirming a sample of outstanding customer invoice balances as of December 31, 2024 and, for confirmations not returned, obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP

New York, New York

February 27, 2025

We have served as the Company's auditor since 1999.

Hayward Holdings, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

	December 31,	
	2024	**2023**
Assets		
Current assets		
Cash and cash equivalents	$ 196,589	$ 178,097
Short-term investments	—	25,000
Accounts receivable, net of allowances of $2,701 and $2,870, respectively	278,582	270,875
Inventories, net	216,472	215,180
Prepaid expenses	20,203	14,331
Income tax receivable	6,426	9,994
Other current assets	48,697	11,264
Total current assets	766,969	724,741
Property, plant and equipment, net	160,377	158,979
Goodwill	943,645	935,013
Trademark	736,000	736,000
Customer relationships, net	198,333	206,308
Other intangibles, net	96,095	94,082
Other non-current assets	89,205	91,161
Total assets	$ 2,990,624	$ 2,946,284
Liabilities, Redeemable Stock and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 13,991	$ 15,088
Accounts payable	81,476	68,943
Accrued expenses and other liabilities	217,242	155,543
Income taxes payable	273	109
Total current liabilities	312,982	239,683
Long-term debt	950,562	1,079,280
Deferred tax liabilities, net	239,111	248,967
Other non-current liabilities	64,322	66,896
Total liabilities	1,566,977	1,634,826
Commitments and contingencies (Note 14)		
Stockholders' equity		
Preferred stock, $0.001 par value, 100,000,000 authorized, no shares issued or outstanding as of December 31, 2024 and 2023	—	—
Common stock $0.001 par value, 750,000,000 authorized; 244,444,889 issued and 215,778,520 outstanding at December 31, 2024; 242,832,045 issued and 214,165,676 outstanding at December 31, 2023	245	243
Additional paid-in capital	1,093,468	1,080,894
Treasury stock; 28,666,369 and 28,666,369 at December 31, 2024 and 2023, respectively	(358,133)	(357,755)
Retained earnings	699,564	580,909
Accumulated other comprehensive income (loss)	(11,497)	7,167
Total stockholders' equity	1,423,647	1,311,458
Total liabilities, redeemable stock and stockholders' equity	$ 2,990,624	$ 2,946,284

See accompanying notes to consolidated financial statements.

Hayward Holdings, Inc.
Consolidated Statements of Operations
(Dollars in thousands, except per share data)

	Years Ended December 31,		
	2024	**2023**	**2022**
Net sales	$ 1,051,606	$ 992,452	$ 1,314,136
Cost of sales	520,849	515,502	717,101
Gross profit	530,757	476,950	597,035
Selling, general and administrative expense	260,928	233,607	248,812
Research, development and engineering expense	25,778	24,547	22,359
Acquisition and restructuring related expense	6,464	13,213	8,162
Amortization of intangible assets	28,800	30,361	32,129
Operating income	208,787	175,222	285,573
Interest expense, net	62,163	73,584	51,387
Loss on debt extinguishment	4,926	—	—
Other (income) expense, net	(2,484)	551	(51)
Total other expense	64,605	74,135	51,336
Income from operations before income taxes	144,182	101,087	234,237
Provision for income taxes	25,527	20,400	54,890
Net income	$ 118,655	$ 80,687	$ 179,347
Earnings per common share			
Basic	$ 0.55	$ 0.38	$ 0.82
Diluted	$ 0.54	$ 0.37	$ 0.78
Weighted average common share outstanding			
Basic	215,028,683	213,144,063	219,945,024
Diluted	221,370,188	220,688,616	229,726,497

See accompanying notes to consolidated financial statements.

Hayward Holdings, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)

	2024			2023			2022		
	Gross	Taxes	Net	Gross	Taxes	Net	Gross	Taxes	Net
Net income			$ 118,655			$ 80,687			$ 179,347
Other comprehensive income (loss):									
Foreign currency translation adjustments	(16,172)	—	(16,172)	5,101	—	5,101	(17,391)	—	(17,391)
Net change on cash flow hedges	(3,323)	831	(2,492)	(10,723)	2,681	(8,042)	31,676	(7,919)	23,757
Comprehensive income			$ 99,991			$ 77,746			$ 185,713

See accompanying notes to consolidated financial statements.

Hayward Holdings, Inc.
Consolidated Statements of Changes in Redeemable Stock and Stockholders' Equity
(Dollars in thousands)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount					
Balance as of December 31, 2021	233,056,799	$ 238	$1,058,724	$ (14,066)	$320,875	$ 3,742	$ 1,369,513
Net income	—	—	—	—	179,347	—	179,347
Stock-based compensation	—	—	7,948	—	—	—	7,948
Issuance of common stock for compensation plans	2,096,934	3	3,206	—	—	—	3,209
Repurchase of stock	(23,290,952)	—	—	(343,349)	—	—	(343,349)
Other comprehensive income	—	—	—	—	—	6,366	6,366
Balance as of December 31, 2022	211,862,781	$ 241	$1,069,878	$(357,415)	$500,222	$ 10,108	$ 1,223,034
Net income	—	—	—	—	80,687	—	80,687
Stock-based compensation	—	—	9,165	—	—	—	9,165
Issuance of common stock for compensation plans	2,302,895	2	1,851	—	—	—	1,853
Repurchase of stock	—	—	—	(340)	—	—	(340)
Other comprehensive loss	—	—	—	—	—	(2,941)	(2,941)
Balance as of December 31, 2023	214,165,676	$ 243	$1,080,894	$(357,755)	$580,909	$ 7,167	$ 1,311,458
Net income	—	—	—	—	118,655	—	118,655
Stock-based compensation	—	—	10,595	—	—	—	10,595
Issuance of common stock for compensation plans	1,612,844	2	1,979	—	—	—	1,981
Repurchase of stock	—	—	—	(378)	—	—	(378)
Other comprehensive loss	—	—	—	—	—	(18,664)	(18,664)
Balance as of December 31, 2024	215,778,520	$ 245	$1,093,468	$(358,133)	$699,564	$ (11,497)	$ 1,423,647

See accompanying notes to consolidated financial statements.

Hayward Holdings, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Net income	$ 118,655	$ 80,687	$ 179,347
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	20,078	15,983	19,246
Amortization of intangible assets	35,783	37,079	38,393
Amortization of deferred debt issuance fees	4,203	4,696	3,271
Stock-based compensation	10,595	9,165	7,948
Deferred income taxes	(10,514)	(12,786)	(5,345)
Allowance for bad debts	(169)	(1,067)	1,934
Loss on debt extinguishment	4,926	—	—
Loss on impairment	—	6,720	—
(Gain) loss on sale of property, plant and equipment	(428)	1,000	6,128
Changes in operating assets and liabilities			
Accounts receivable	(7,260)	(58,700)	(3,409)
Inventories	4,330	67,824	(35,117)
Other current and non-current assets	(41,167)	24,820	(40,197)
Accounts payable	11,794	14,551	(36,773)
Accrued expenses and other liabilities	61,242	(5,432)	(19,482)
Net cash provided by operating activities	212,068	184,540	115,944
Cash flows from investing activities			
Purchases of property, plant, and equipment	(24,289)	(30,994)	(29,625)
Purchases of short-term investments	—	(25,000)	
Acquisitions, net of cash acquired	(55,153)	—	(62,952)
Proceeds from sale of property, plant, and equipment	311	613	4
Proceeds from short-term investments	25,000	—	—
Net cash used in investing activities	(54,131)	(55,381)	(92,573)
Cash flows from financing activities			
Purchases of common stock for treasury	(378)	—	(343,349)
Proceeds from issuance of long-term debt	2,886	5,448	129,725
Debt issuance costs	—	—	(8,547)
Payments of long-term debt	(138,638)	(12,518)	(10,445)
Proceeds from revolving credit facility	—	144,100	150,000
Payments on revolving credit facility	—	(144,100)	(150,000)
Proceeds from issuance of short term debt	6,340	6,130	8,119
Payments of short term debt	(6,463)	(6,894)	(5,063)
Other, net	(537)	222	320
Net cash (used in) provided by financing activities	(136,790)	(7,612)	(229,240)
Effect of exchange rate changes on cash and cash equivalents	(2,655)	373	(3,750)
Change in cash and cash equivalents	18,492	121,920	(209,619)
Cash and cash equivalents, beginning of year	178,097	56,177	265,796
Cash and cash equivalents, end of year	$ 196,589	$ 178,097	$ 56,177

Hayward Holdings, Inc.
Consolidated Statements of Cash Flows
(In thousands)

Supplemental disclosures of cash flow information:			
Cash paid-interest	$ 68,476	$ 75,658	$ 51,499
Cash paid-income taxes	35,938	16,420	99,395
Non-cash investing and financing activities:			
Accrued and unpaid purchases of property, plant, and equipment	$ 4,567	$ 1,150	$ 796
Equipment financed under finance leases	1,046	(21)	1,603

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Organization

Hayward Holdings, Inc. (the "Company") is a global designer and manufacturer of pool and outdoor living technology. The Company has seven primary manufacturing facilities worldwide, which are located in North Carolina, Georgia, Tennessee, Rhode Island, Spain (two) and China, and other facilities in the United States, Canada, France, Spain and Australia. Cash flow is impacted by the seasonality of the swimming pool business. Cash flow is usually higher in the second and third quarters due to the terms of sale to customers.

Note 2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified for comparative purposes to conform to the current presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant items subject to estimates and assumptions include the valuation of allowances for receivables, inventories, the carrying value of goodwill and other intangible assets, fair value measurements, derivative financial instruments, revenue recognition, income taxes, stock-based compensation, self-insurance and warranty obligations and the fair value of acquired assets and liabilities. Actual results may differ significantly from those estimates.

Cash and Cash Equivalents

Cash equivalents primarily consist of cash on deposit with banks, readily marketable and highly rated investments in government securities and commercial paper with an original maturity date of three months or less at date of purchase; and money market funds that invest substantially all their assets in the types of investments aforementioned.

Periodically throughout the period, the Company's cash balance exceeded the amount insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company maintains cash balances at banking institutions in Australia, China, Canada, France, Spain and the United Kingdom which are not protected by FDIC insurance. The Company mitigates potential cash risk by maintaining bank accounts with credit-worthy financial institutions. The Company does not believe that its cash balances are subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Short-term Investments

The Company classifies its investments as cash and cash equivalents or short-term investments based upon the terms of the investment. As of December 31, 2024 and December 31, 2023, the Company had certificates of deposit of zero and $25 million, respectively, reported as short-term investments in the consolidated balance sheets. Short-term investments are recorded at amortized cost, which approximates fair value, and realized gains or losses are reported in earnings.

Accounts Receivable, Net

Accounts receivable is presented net of accrued rebates and allowances for returns and doubtful accounts. The Company's allowance for doubtful accounts is an estimate of current expected credit losses that is determined based on a variety of factors that affect the potential collectability of related receivables, including customer history, customer credit ratings, financial stability of customers, specific one-time events and overall economic environment.

Activity in the Company's allowance for doubtful accounts is as follows (in thousands):

	Balance at Beginning of Period	Charges (Recoveries) to Costs and Expenses	(Deductions)	Balance at End of Period
2022	$ 2,003	$ 2,176	$ (242)	$ 3,937
2023	3,937	(1,055)	(12)	2,870
2024	2,870	(108)	(61)	2,701

On July 3, 2024, the Company entered into a Receivables Purchase Agreement under which it may offer to sell eligible accounts receivable. The agreement is uncommitted and the eligible accounts receivable to be sold under the agreement consist of up to $125 million in accounts receivable generated by sales to specified customers of the Company. The Company will be paid a discounted purchase price for each receivable sold. The discount rate used to determine the purchase price for the subject receivables is based upon an annual interest rate equal to the forward-looking term rate based on the secured overnight financing rate for the period of time between payment to the Company and the due date for the receivable plus a buffer period specific to the obligor, plus a margin applicable to the specified obligor.

Transactions under this agreement are accounted for as sales of accounts receivable, and the receivables sold are removed from the consolidated balance sheets at the time of the sales transaction. Proceeds received from the sales of accounts receivable are classified as operating cash flows and collections of previously sold accounts receivable not yet submitted to the financial institution are classified as financing cash flows in the consolidated statements of cash flows. We record the discount in the "Other expense, net" line in the consolidated statements of operations. The Company, as the servicer under the Receivables Purchase Agreement, continues to service the accounts receivable sold. For the year ended December 31, 2024, there were immaterial proceeds from the sale of receivables under the Receivables Purchase Agreement and all sold receivables had been collected and remitted to the transferee as of December 31, 2024.

Inventories

Inventories are stated at the lower of cost or net realizable value, net of obsolescence reserves on a first-in, first-out ("FIFO") basis. Fixed manufacturing overhead is allocated to the cost of inventory based on the normal capacity of production facilities. Unallocated overhead during periods of abnormally low production levels is recognized as cost of sales in the period in which it is incurred. The Company evaluates inventory for excess and obsolescence and records necessary reserves based on historical costs, selling price, margin and current business trends.

Property, Plant, and Equipment

Property, plant and equipment is recorded at cost and depreciated using the straight-line method of depreciation based upon the following estimated useful lives:

- Buildings and improvements—10 to 40 years
- Machinery, tools and equipment—3 to 20 years

Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and corresponding accumulated depreciation are removed from the related accounts and any gains or losses are reflected in operating income.

The Company reviews the recoverability of long-lived assets to be held and used when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset or asset group from the expected undiscounted future pre-tax cash flows of the related operations. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires the Company to estimate future cash flows and the fair value of long-lived assets.

The Company did not have any long-lived asset impairment charges for the year ended December 31, 2024. For the year ended December 31, 2023, the Company recorded a $3.9 million impairment charge in its North America reportable segment for significant long-lived assets associated with the discontinuation of a product line. The charge is recorded within acquisition and restructuring related expense in the consolidated statements of operations. For the year ended December 31, 2022, the Company recorded a $5.5 million impairment charge in its North America reportable segment for significant long-lived assets associated with the discontinuation of a product joint development agreement. The charge is recorded within selling, general and administrative expense within the consolidated statements of operations.

Goodwill and Intangible Assets

The purchase price in excess of net assets of businesses acquired is classified as goodwill in the accompanying consolidated balance sheets.

The Company tests goodwill at the reporting unit level, which is defined as an operating segment or one level below an operating segment that constitutes a business for which financial information is available and is regularly reviewed by the Chief Operating Decision Maker ("CODM"). The Company determined that it has 4 reporting units for this purpose. The Company tests for impairment at least annually or if there is an indication that goodwill may be impaired.

The Company has the option to first complete a qualitative assessment (i.e., "Step 0") to determine whether it is more likely than not that the fair value of the business is less than its carrying amount. If the Company determines that this is the case, it is required to perform the currently prescribed quantitative impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any. In addition to the more likely than not assessment as part of the Step 0, if significant time has elapsed since the prior valuation or economic conditions have been volatile, the Company may elect to perform a quantitative assessment.

Under the quantitative assessment, the Company compares the carrying value of goodwill at a reporting unit level to an estimate of the fair value of the respective reporting unit. Fair value of the reporting unit is estimated using a discounted six-year projected cash flow analyses and a terminal value calculation at the end of the six-year period. If the fair value of the reporting unit exceeds its carrying value, the goodwill associated with the reporting unit is not impaired. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized for the amount by which the reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

For the year ended December 31, 2024, the Company completed a qualitative assessment and for the year ended December 31, 2023, the Company completed a quantitative impairment analysis of goodwill for each of its reporting units at November 30, 2024 and 2023, respectively. The qualitative assessment for the year ended December 31, 2024 indicated that it was more likely than not that the fair values of the reporting units were more than the carrying values. The results of the quantitative assessment for the year ended December 31, 2023 indicated the fair value of each of the reporting units exceeded the corresponding carrying value.

Intangible assets with indefinite lives (i.e., trademarks) are not amortized; rather, they are tested for impairment whenever events or circumstances exist that would make it more likely than not that an impairment exists. The Company first assesses qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If adverse qualitative trends are identified that could negatively impact the fair value of the asset, then quantitative impairment tests are performed to compare the carrying value of the asset to its undiscounted expected future cash flows. If this test indicates that there is impairment, the impaired asset is written down to fair value.

For the year ended December 31, 2024, the Company completed a qualitative impairment analysis of indefinite-lived intangible assets at November 30, 2024. The results of the qualitative assessment indicated that it was more likely than not that the fair values of the indefinite-lived intangible assets were more than the carrying values. For the year ended December 31, 2023, the Company completed a quantitative assessment of indefinite-lived intangible assets in conjunction with its quantitative impairment analysis of goodwill at November 30, 2023. The results of the quantitative assessment for the year ended December 31, 2023 indicated the fair values exceeded the corresponding carrying values.

Intangible assets with finite lives are amortized based on the estimated useful life of the intangible asset using a method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, or, if that pattern cannot be reliably determined, using a straight-line amortization method.

In the fourth quarter of 2023, the Company discontinued a product line. As a result of the product line discontinuation, the Company recognized an impairment loss of $0.5 million associated with the product technology intangible asset within the North America reportable segment. The impairment loss is recorded within acquisition and restructuring related expense in the consolidated statements of operations.

Fair Value Measurements

The Company measures certain of its assets and liabilities at fair value, which is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants, in either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability.

The common framework for measuring fair value utilizes a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1   Quoted prices in active markets for identical assets or liabilities.

Level 2   Quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3   Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

Derivatives

In the normal course of business, the Company is exposed to the impact of interest rate changes and foreign currency fluctuations. The Company manages its economic and transactional exposure to certain market risks through the use of foreign currency derivative instruments and interest rate swaps. The Company's objective in holding derivatives is to reduce the volatility of net earnings, cash flows and net asset value associated with changes in foreign currency exchange rates and interest rates. The Company does not hold derivative instruments for trading or speculative purposes.

The Company limits its exposure to these risks by following established risk management policies and procedures, including the use of derivatives. For interest rate exposures, derivatives are used to manage the related cost of debt. As a result of the use of derivative instruments, the Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate counterparty credit risk, the Company only enters into contracts with credit-worthy counterparties.

In accordance with Accounting Standards Codification ("ASC") Topic 815, Derivatives and Hedging, the Company records all derivative instruments on its consolidated balance sheets at fair value and evaluates hedge effectiveness prospectively and retrospectively when electing to apply hedge accounting. When electing to apply hedge accounting, the Company formally documents all derivative hedges at inception and the underlying hedged items, as well as the risk management objectives and strategies for undertaking the hedge transaction.

Changes in the fair value of derivatives that are designated and effective as cash flow hedges are recorded in accumulated other comprehensive income (loss) and reclassified to the consolidated statements of operations when the effects of the item being hedged are recognized in the consolidated statements of operations. Changes in the fair value of derivatives that are designated and effective as fair value hedges are recognized currently in net income. These changes are offset in net income by fair value changes related to the risk being hedged on the hedged item. Changes in the fair value of designated and effective net investment hedges are recorded in accumulated other comprehensive income (loss) and will be reclassified to earnings only upon the sale or liquidation of the Company's hedged net investment. Changes in the fair value of undesignated derivative instruments are recognized currently in the consolidated statements of operations. Cash flows for derivative instruments designated and effective as hedges are classified consistent with the underlying hedged item. Derivatives not designated and effective as hedges are recorded in cash flows from operating activities on the consolidated statements of cash flows.

Revenue Recognition

Revenue is recognized by the Company, net of sales taxes, when goods or services obligated in a contract with a customer have been transferred, and no further performance obligation on such transfer is required, in an amount that reflects the consideration expected to be received. For the sale of the Company's products, revenue is typically recognized upon shipment.

Customers are offered volume discounts and other promotional benefits. The Company estimates volume discounts, promotional benefits, and returns based upon the terms of the customer contracts and actual historical experience and records such amounts as a reduction of gross sales with either an offsetting adjustment to accounts receivable or recognition of an accrued liability. The Company regularly monitors the adequacy of these offsets by comparing to actual results.

The Company considers shipping and handling activities as a fulfillment activity. Net sales include outbound shipping and handling charges billed to customers. Cost of sales includes all costs incurred in connection with inbound and outbound shipping and handling.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. Under ASC Topic 740, deferred tax assets and deferred tax liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that a deferred tax asset will not be realized.

The Company follows the guidance in ASC Topic 740-10 in assessing uncertain tax positions. The standard applies to all tax positions and clarifies the recognition of tax benefits in the financial statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amount to be recognized. Tax positions that meet the more-likely-than-not threshold are measured at the amount of tax benefit that is greater than 50% likely of being realized upon ultimate agreement with the taxing authority. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense. See Note 8. Income Taxes.

The Company's policy is to record estimated interest and penalties related to uncertain tax positions in income tax expense, of which there was no expense for the years ended December 31, 2024 and 2023.

Concentration of Credit Risks

The Company's largest customer accounted for approximately 36% of consolidated sales in both years ended December 31, 2024 and 2023 and represented 47% and 38% of total accounts receivable at December 31, 2024 and 2023, respectively. Another customer accounted for approximately 11% of consolidated sales for the year ended December 31, 2024 and represented 11% and 10% of total accounts receivable at December 31, 2024 and 2023, respectively. The Company's sales to these customers are included in both the North America and Europe & Rest of World reportable segments. The Company has adequate availability of suppliers. The loss of any one supplier would not have a long-term material effect on the Company's operations.

Research, Development, and Engineering

The Company conducts research, development and engineering ("RD&E") activities in its own facilities which consist primarily of the development of new products, enhanced product applications, improved manufacturing and packaging processes. Costs of RD&E are primarily expensed as incurred. RD&E costs applicable to the development of software used in Company products are expensed as incurred until the software is determined to be technologically feasible and the RD&E activities for the other related components of the product have been completed. Once the software is determined to be technologically feasible, costs incurred are capitalized and amortized over the expected life of the product. Capitalized software to be sold is amortized within cost of sales in the consolidated statements of operations.

Advertising Costs

Advertising costs are typically expensed as incurred; however, certain costs are deferred and included within prepaid assets on the Company's consolidated balance sheets. These deferred costs are expensed as the events occur or as the materials are distributed. Advertising costs expensed were $9.6 million, $9.0 million and $9.8 million for the years ended December 31, 2024, 2023 and 2022 respectively.

Stock-Based Compensation

The Company uses its common stock, par value $0.001 per share ("Common Stock"), for various forms of share-based compensation arrangements entered into with its employees and directors. Share-based compensation arrangements are accounted for at fair value on the date of grant. The fair value of stock options is determined using a Black-Scholes valuation model. The fair value of other share-based awards is based on the valuation of the Common Stock on the date of grant. The fair value of time-based awards that are ultimately expected to vest is recognized as an expense on a straight-line basis over the requisite service period. The fair value of performance-based awards is recognized in the period the performance condition is probable of occurring. The Company recognizes forfeitures as they occur. Stock-based compensation costs are recorded in selling, general and administrative expenses in the consolidated statements of operations. See Note 17. Stock-based Compensation.

Earnings per Share

The Company presents both basic and diluted earnings per share amounts. Basic earnings per share is calculated by dividing net earnings attributable to the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is based upon the weighted average number of common and common equivalent shares outstanding during the year, which is calculated using the treasury stock method for outstanding share-based compensation awards.

Insurance

The Company obtains standard corporate insurance policies with an insured position subject to retention (deductible) for risks including, but not limited to, fire, flood, cyber, directors and officers, business interruption, ocean cargo, workers' compensation in the United States, automobile, property and casualty, general liability and product liability. The Company offers employee medical benefits in the United States under a self-funded plan combined with stop-loss coverage to limit its exposure to large claims. Insurance claims filed and claims incurred but not reported are accrued based upon estimates of the ultimate costs to be incurred using historical experience.

Foreign Currency Translation

The Company predominantly uses the U.S. dollar as its functional currency. The Company has international subsidiaries whose local currency has been determined to be their functional currency. For these subsidiaries, the assets and liabilities are translated using period-end exchange rates, and the revenues and expenses are translated at the average rates of exchange prevailing during the period. The adjustments resulting from translation are recorded separately in stockholders' equity as a component of accumulated other comprehensive loss. The effect of exchange rate changes on intercompany transactions of a long-term and permanent nature are credited or charged directly to a separate component of stockholders' equity. Foreign currency transaction gains and losses, including the remeasurement of monetary assets or liabilities denominated in a currency other than the functional currency, are reported in other income or expense.

Acquisitions

The Company accounts for business combinations by applying the acquisition method. The Company's consolidated financial statements include the operating results of acquired entities from the respective dates of acquisition. The Company recognizes and measures the identifiable assets acquired, liabilities assumed, and any non-controlling interest as of the acquisition date at fair value. The excess, if any, of total consideration transferred in a business combination over the fair value of identifiable assets acquired, liabilities assumed and any non-controlling interest is recognized as goodwill in the accompanying consolidated balance sheets. Costs incurred by the Company to effect a business combination other than costs related to the issuance of debt or equity securities are included in the accompanying consolidated statements of operations in the period the costs are incurred.

Asset acquisitions are accounted for using a cost accumulation and allocation model and the cost of the acquisition is allocated to the assets acquired and liabilities assumed. In an acquisition of assets, acquisition-related costs are capitalized and goodwill is not assigned. Contingent consideration obligations incurred in connection with an asset acquisition are recorded when it is probable that they will occur and they can be reasonably estimated.

Leases

The Company determines whether a contract is or contains a lease at contract inception based on the presence of identified assets and its right to obtain substantially all the economic benefit from and to direct the use of such assets. When the Company determines a lease exists, it records a right-of-use ("ROU") asset and corresponding lease liability on its consolidated balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the lease. The Company's lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. When the rate implicit in the lease is not readily determinable, the Company uses the incremental borrowing rate to discount the lease payments to present value. The estimated incremental borrowing rate is derived from information available at the lease commencement date and factors in a hypothetical interest rate on a collateralized basis with similar terms, payments and economic environments. The Company's ROU assets are also recognized at the applicable lease commencement date. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement, minus any lease incentives received, and any direct costs incurred by the lessee.

Recently Adopted Accounting Standards

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures*, which requires enhanced disclosures about significant segment expenses. For the year ended December 31, 2024, the Company adopted the standard resulting in additional segment expense disclosures. Refer to Note 12 for additional details regarding the Company's segment disclosures.

Reference Rate Reform

In March 2020, the FASB issued guidance that provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by the transition away from reference rates expected to be discontinued to alternative reference rates. The guidance was effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into on or before December 31, 2022. In December 2022, the FASB issued additional guidance deferring the sunset date of Topic 848 - Reference Rate Reform until December 31, 2024.

During the year-ended December 31, 2023, the Company completed the transition of its financial instruments and debt agreements effected by reference rate reform, including its existing First Lien Credit Agreement, to an alternative base rate instead of LIBOR. The adoption of this standard has not had a material impact on the Company's consolidated financial statements. Refer to Note 9 for additional details regarding the Company's amendments to its debt agreements.

Recently Issued Accounting Standards

Income Taxes

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, which is intended to improve income tax disclosure requirements by requiring (i) consistent categories and greater disaggregation of information in the rate reconciliation and (ii) the disaggregation of income taxes paid by jurisdiction. The guidance makes several other changes to the income tax disclosure requirements. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and is required to be applied prospectively with the option of retrospective application. The Company is evaluating the impact of the standard on its income tax disclosures and does not intend to early adopt.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which includes requirements that an entity disclose in the notes to the financial statements specified information about certain costs and expenses, including the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation and (d) intangible asset amortization included in each relevant expense caption presented on the statement of operations. The standard also requires disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, as well as the total amount of selling expenses and an entity's definition of selling expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact of the standard on its disclosures.

Note 3. Revenue Recognition

The Company primarily sells pool equipment including pumps, filters, heaters, cleaners, salt chlorinators, automation, lighting, safety and flow control products to its customers. An arrangement with a customer contains a single performance obligation for sale of the products. Transfer of the individual product is considered the performance obligation. The Company ships its products via Free on Board ("FOB") shipping point and recognizes revenue at the point-in-time of shipment to the customer. The Company's standard customer payment terms are net thirty days. The Company has established an early-buy program for select customers for purchases made outside of peak season that extends favorable payment terms, generally not to exceed 180 days, and applies the practical expedient in Accounting Standards Codification (the "ASC") 606-10-32-18 to not adjust the amount of consideration for the effects of a significant financing component. The Company recognizes revenue net of rebates and other discounts.

Under some arrangements, the Company and its customer agree to an annual incentive agreement. These incentive agreements establish all potential rebates and discounts. The transaction price is reduced for certain customer programs and offerings including pricing arrangements and other volume-based rebates and discounts that represent variable consideration.

Volume-based rebates are negotiated at or prior to the time of sale with the customer and are redeemable only if the customer achieves a specified cumulative level of sales or sales increase. Under these rebate programs, at the time of sale, the Company determines the most likely amount of the rebate based on forecasted sales levels. These forecasts are updated at least quarterly for each customer, and the anticipated cost of the rebate reduces gross sales.

The following tables disaggregate net sales between product groups and geographic regions, respectively (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Product groups			
Residential pool	$ 952,234	$ 904,028	$ 1,230,339
Commercial pool	49,578	38,972	34,037
Flow control	49,794	49,452	49,760
Total	$ 1,051,606	$ 992,452	$ 1,314,136
Geographic			
United States	$ 823,926	$ 761,596	$ 990,196
Canada	71,572	61,680	118,663
Europe	92,199	93,311	120,857
Rest of World	63,909	75,865	84,420
Total International	227,680	230,856	323,940
Total	$ 1,051,606	$ 992,452	$ 1,314,136

Note 4. Inventories

Inventories consist of the following (in thousands):

	December 31, 2024	December 31, 2023
Raw materials	$ 94,168	$ 103,559
Work in progress	20,013	15,374
Finished goods	102,291	96,247
Total	$ 216,472	$ 215,180

Activity in the Company's inventory obsolescence reserve is as follows (in thousands):

	Balance at Beginning of Period	Charges to Costs and Expenses	Deductions	Balance at End of Period
2022	$ 6,502	$ 7,422	$ (2,038)	$ 11,886
2023	11,886	19,267	(1,878)	29,275
2024	$ 29,275	$ 7,295	$ (9,520)	$ 27,050

Note 5. Property, Plant and Equipment, Net

The carrying value of property, plant, and equipment is as follows (in thousands):

	December 31,	
	2024	**2023**
Land	$ 10,102	$ 10,513
Buildings and improvements	49,427	47,452
Machinery, tools and equipment	147,735	126,062
Information technology equipment and software	34,620	16,580
Construction in progress	21,656	43,431
Owned equipment	263,540	244,038
Machinery, tools and equipment	8,936	9,276
Construction in progress	—	1,582
Equipment under finance lease	8,936	10,858
Less: Accumulated depreciation	(112,099)	(95,917)
Total	$ 160,377	$ 158,979

Depreciation expense was $20.1 million, $16.0 million, and $19.2 million (of which $14.6 million, $12.6 million and $15.1 million is included within cost of sales) for the years ended December 31, 2024, 2023, and 2022, respectively.

The following table presents property, plant, and equipment, net, by country (in thousands):

	December 31,	
	2024	**2023**
United States	$ 124,751	$ 125,546
China	18,645	19,937
Canada	7,440	8,049
Spain	7,244	4,787
France	2,115	490
Other	182	170
Total	$ 160,377	$ 158,979

Note 6. Goodwill and Intangible Assets

Goodwill

A summary of changes in goodwill is as follows (in thousands):

	North America	Europe & Rest of World	Total
Balance at December 31, 2022	$ 839,608	$ 92,788	$ 932,396
Currency translation	1,441	1,176	2,617
Balance at December 31, 2023	841,049	93,964	935,013
Acquisitions	16,032	—	16,032
Currency translation	(4,943)	(2,457)	(7,400)
Balance at December 31, 2024	$ 852,138	$ 91,507	$ 943,645

As of November 30, 2024 the Company performed a qualitative analysis and determined that the fair values of the reporting units were more likely than not greater than the carrying amounts. In 2023, the Company performed a quantitative impairment analysis, and no goodwill impairments were recorded.

Intangible Assets

Intangible assets consist of the following (in thousands):

	December 31, 2024			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 425,593	$ (227,260)	$ 198,333	$ 413,220	$ (206,912)	$ 206,308
Covenant not to compete	1,550	(776)	774	1,475	(473)	1,002
Trademarks	77,801	(35,011)	42,790	75,201	(29,914)	45,287
Product technology	94,381	(41,850)	52,531	82,505	(34,712)	47,793
Total amortizable intangibles	599,325	(304,897)	294,428	572,401	(272,011)	300,390
Trademarks	736,000	—	736,000	736,000	—	736,000
Total intangible assets	$ 1,335,325	$ (304,897)	$ 1,030,428	$ 1,308,401	$ (272,011)	$ 1,036,390

	Estimated Useful Lives	Net Carrying Amount December 31, 2023		Additions		Amortization		Impairment		Currency Translation		Net Carrying Amount December 31, 2024
Customer relationships	15-20	$	206,308	$	17,500	$	(23,382)	$	—	$	(2,093)	$	198,333
Covenant not to compete	5		1,002		75		(303)		—		—		774
Trademarks	15		45,287		2,600		(5,102)		—		5		42,790
Product technology	10-20		47,793		11,821		(6,996)		—		(87)		52,531
Total amortizable intangibles			300,390		31,996		(35,783)		—		(2,175)		294,428
Trademarks			736,000		—		—		—		—		736,000
Total intangible assets		$	1,036,390	$	31,996	$	(35,783)	$	—	$	(2,175)	$	1,030,428

	Estimated Useful Lives	Net Carrying Amount December 31, 2022		Additions		Amortization		Impairment		Currency Translation		Net Carrying Amount December 31, 2023
Customer relationships	15-20	$	230,503	$	—	$	(25,005)	$	—	$	810	$	206,308
Covenant not to compete	5		1,297		—		(295)		—		—		1,002
Trademarks	15		50,337		—		(5,048)		—		(2)		45,287
Product technology	10-15		55,039		—		(6,731)		(475)		(40)		47,793
Total amortizable intangibles			337,176		—		(37,079)		(475)		768		300,390
Trademarks			736,000		—		—		—		—		736,000
Total intangible assets		$	1,073,176	$	—	$	(37,079)	$	(475)	$	768	$	1,036,390

Amortization expense was $35.8 million, $37.1 million and $38.4 million (of which $7.0 million, $6.7 million and $6.3 million is included within cost of sales) for the years ended December 31, 2024, 2023 and 2022, respectively.

At December 31, 2024, the weighted-average remaining lives of definite-lived intangible assets is approximately 10.7 years. The weighted-average remaining lives at December 31, 2024 for customer relationships, trademarks, product technology and covenants not to compete are approximately 12.0, 8.6, 7.7 and 2.6 years, respectively.

Estimated future amortization expense related to amortizable intangibles as of December 31, 2024 is as follows (in thousands):

2025	$	35,023
2026		33,511
2027		31,122
2028		28,857
2029		28,336
Thereafter		137,579
Total	$	294,428

Note 7. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following (in thousands):

	December 31,	
	2024	2023
Selling, promotional and advertising	$ 60,620	$ 48,440
Insurance reserve	32,836	9,450
Employee compensation and benefits	28,860	16,923
Warranty reserve	25,306	22,154
Inventory purchases	24,002	20,790
Freight	7,010	6,034
Operating lease liability - short term	8,673	7,828
Payroll taxes	5,232	1,700
Deferred income	3,399	4,021
Professional fees	2,254	1,449
Taxes - non-income	2,630	679
Short term notes payable	2,169	2,292
Business restructuring costs	1,304	1,690
Other accrued liabilities	12,947	12,093
Total	$ 217,242	$ 155,543

The Company offers warranties on certain of its products and records an accrual for estimated future claims. Such accruals are based on historical experience and management's estimate of the level of future claims.

Changes in the warranty reserve are as follows (in thousands):

Balance at January 1, 2022	$ 24,174
Accrual for warranties issued during the period	31,753
Payments	(36,275)
Balance at December 31, 2022	19,652
Accrual for warranties issued during the period	47,368
Payments	(44,866)
Balance at December 31, 2023	22,154
Accrual for warranties issued during the period	43,708
Acquisition	1,105
Payments	(41,661)
Balance at December 31, 2024	$ 25,306

Note 8. Income Taxes

The components of income from operations before income taxes by jurisdiction are as follows (in thousands):

	December 31,		
	2024	**2023**	**2022**
United States	$ 148,371	$ 89,461	$ 184,231
International	(4,189)	11,626	50,006
Total	$ 144,182	$ 101,087	$ 234,237

The provision for income taxes is comprised of the following (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Current			
Federal	$ 29,166	$ 21,697	$ 38,180
State	7,183	6,575	9,979
International	(308)	4,914	12,076
	36,041	33,186	60,235
Deferred			
Federal	(4,800)	(10,455)	(3,077)
State	(4,579)	(2,894)	(4,329)
International	(1,135)	563	2,061
	(10,514)	(12,786)	(5,345)
Provision for income taxes	$ 25,527	$ 20,400	$ 54,890

Reconciliation between the effective tax rate on income from operations and the statutory tax rate is as follows:

	December 31,		
	2024	**2023**	**2022**
U.S. federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes—net of federal benefit	1.4	2.9	1.9
International withholding taxes—net of federal benefit	0.2	3.7	0.4
GILTI	0.1	0.3	0.2
Research & development tax credit	(0.7)	(1.0)	(0.3)
Foreign derived intangible income ("FDII") deduction	(1.7)	(2.3)	(0.9)
Valuation allowance	—	(1.6)	—
Prior-year tax return adjustments	(2.2)	(1.6)	0.1
Stock compensation	(0.8)	(3.0)	(1.7)
Non-deductible compensation subject to 162(m) limitation	0.7	1.0	1.1
Permanent differences	0.2	0.2	0.2
International rate differential	0.3	0.6	1.7
Other	(0.8)	—	(0.3)
Effective tax rate	17.7 %	20.2 %	23.4 %

The decrease in the Company's effective tax rate from 20.2% for the year ended December 31, 2023 to 17.7% for the year ended December 31, 2024 was primarily due to decreased foreign withholding and state taxes, partially offset by decreased tax benefit from stock compensation.

The tax effects of temporary differences that give rise to significant components of the deferred tax assets and liabilities are as follows (in thousands):

	December 31,		
	2024		**2023**
Deferred tax asset			
Lease liabilities	$ 13,512	$	14,444
Inventory	9,311		11,970
Warranty reserve	5,923		5,157
Research and development capitalization	8,826		6,165
Accrued liabilities	6,506		3,653
Net operating loss carryforwards	3,052		3,423
Deferred compensation and stock options	3,851		3,108
Insurance reserve	1,313		1,283
Interest expense	443		450
Tax credits	164		316
Other	624		414
Total deferred tax asset	53,525		50,383
Deferred tax liability			
Intangible assets	(241,213)		(251,111)
Property, plant & equipment	(21,310)		(18,778)
Right of use assets	(11,658)		(12,510)
Other current assets	(4,245)		(3,301)
Derivatives	(4,408)		(5,238)
Foreign withholding tax accrual	(2,146)		(2,448)
Net investment in lease	(1,864)		—
Deferred financing costs	(894)		(1,252)
Unrealized foreign exchange (gain)	(881)		(634)
Total deferred tax liability	(288,619)		(295,272)
Subtotal	(235,094)		(244,889)
Valuation allowance	(2,813)		(2,964)
Net deferred tax liability	$ (237,907)	$	(247,853)

Deferred taxes are reflected in the Company's consolidated balance sheet based on tax jurisdiction as follows (in thousands):

	December 31,		
	2024		**2023**
Deferred tax asset	$ 1,204	$	1,114
Deferred tax liability	(239,111)		(248,967)
Net deferred tax liability	$ (237,907)	$	(247,853)

The Company has U.S. federal net operating loss ("NOL") carryforwards in the amount of $12.6 million and $12.6 million as of December 31, 2024 and 2023, respectively, from historical acquisitions. The NOL carryforwards expire between 2035 and 2037. The Internal Revenue Code of 1986 contains certain provisions that can limit a taxpayer's ability to utilize net operating loss and tax credit carryforwards in any given year resulting from ownership changes in excess of 50 percent over a three-year period. The Company estimates that all of these NOL carryforwards may be subject to limitation and potentially expire prior to their utilization. The Company maintains a $12.6 million valuation allowance on these NOL carryforwards.

In addition, the Company's France subsidiary has NOL carryforwards totaling approximately $1.6 million and $3.1 million as of December 31, 2024 and 2023, respectively, which have no expiration.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Management evaluates the need for valuation allowances on the deferred tax assets according to the provisions of ASC 740, Income Taxes. In making this determination, the Company assesses all available evidence (positive and negative) including recent earnings, internally-prepared income projections, and historical financial performance.

The Company's total valuation allowance of $2.8 million and $3.0 million as of December 31, 2024 and 2023, respectively, consists of U.S. NOL carryforwards and U.S. tax credits.

The following table is a roll forward of the valuation allowance applied against certain deferred tax assets (in thousands):

	Balance at Beginning of Period		Provision for Income Taxes		Deductions		Balance at End of Period	
2022	$	3,770	$	—	$	—	$	3,770
2023	$	3,770	$	767	$	(1,573)	$	2,964
2024	$	2,964	$	—	$	(151)	$	2,813

As of 2023, the Company no longer asserts that its undistributed earnings in one jurisdiction are permanently reinvested. Accordingly, the Company recorded a deferred tax liability of $2.1 million for the estimated taxes associated with the repatriation of the undistributed earnings in that jurisdiction. The Company will continue its practice and intention to reinvest the earnings of certain non-U.S. subsidiaries in those operations. As of December 31, 2024 and 2023, the Company has not made a provision for U.S. state tax or foreign withholding taxes on approximately $95.4 million for 2024 and $90.1 million for 2023 of its undistributed earnings and profits that are indefinitely reinvested. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings and outside basis differences is not practicable.

The Company will recognize a tax benefit in the financial statements for an uncertain tax position only if the Company's assessment is that the position is "more likely than not" (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term "tax position" refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for financial reporting purposes.

The following table is a reconciliation of unrecognized tax benefits including any interest and penalties (in thousands):

Balance at January 1, 2022	$	—
Currency		—
Balance at December 31, 2022		—
Currency		—
Balance at December 31, 2023		—
Additions based on tax positions related to current year		68
Additions based on tax positions related to prior years		1,255
Balance at December 31, 2024	$	1,323

The Company files tax returns in various global jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, examinations for years before 2021. The statute of limitations in foreign jurisdictions generally ranges between three to four years. The Company's policy is to record estimated interest and penalties related to uncertain tax positions in income tax expense, which as of December 31, 2024 and 2023 was zero.

Note 9. Long-Term Debt

Long-term debt consists of the following (in thousands):

| | December 31, | |
	2024	2023
First Lien Term Facility, due May 28, 2028	$ 965,000	$ 975,000
Incremental Term Loan B, due May 28, 2028	—	123,438
ABL Revolving Credit Facility	—	—
Other bank debt	6,461	8,775
Finance lease obligations	2,448	4,729
Subtotal	973,909	1,111,942
Less: Current portion of long-term debt	(13,991)	(15,088)
Less: Unamortized debt issuance costs	(9,356)	(17,574)
Total	$ 950,562	$ 1,079,280

Interest expense, net for the years ended December 31, 2024, 2023, and 2022 consisted of the following (in thousands):

| | Years Ended December 31, | | |
	2024	2023	2022
Interest expense on outstanding debt	$ 68,016	$ 75,972	$ 48,472
Amortization of deferred financing fees	4,203	4,696	3,271
Interest (income)	(10,056)	(7,084)	(356)
Interest expense, net	62,163	73,584	51,387
Loss on debt extinguishment	4,926	—	—
Total	67,089	73,584	51,387

The Company's existing ABL Revolving Credit Facility (the "ABL Facility") includes revolving loan commitments of $425.0 million, with a peak season commitment of $475.0 million, subject to a borrowing base calculation based on available eligible receivables, inventory, and qualified cash in North America. Accounts receivable sold under the Receivables Purchase Agreement are not eligible receivables under the ABL Facility. An amount of up to 30% (or up to 40% with agent consent) of the then-outstanding commitments under the ABL Facility is available to the Company's Canada and Spain subsidiaries. A portion of the ABL Facility not to exceed $50.0 million is available for the issuance of letters of credit in U.S. dollars, of which $20.0 million is available for the issuance of letters of credit in Canadian dollars. The ABL Facility also includes a $50.0 million swingline loan facility and a $17.5 million First-In, Last-Out Sublimit ("FILO Sublimit").

As of December 31, 2024, the Company had approximately $163.4 million of undrawn lines of credit available under the ABL Facility, subject to certain conditions, including compliance with certain financial covenants. The ABL Facility matures on June 1, 2026. The borrowings under the ABL Facility bear interest at a rate equal to an adjusted term Secured Overnight Financing Rate ("SOFR") or a base rate plus a margin of between 1.25% to 1.75% or 0.25% to 0.75%, respectively, while the FILO Sublimit borrowings bear interest at a rate equal to SOFR or a base rate plus a margin of between 2.25% to 2.75% or 1.25% to 1.75%, respectively. The Company has the option to increase the ABL Facility, subject to certain conditions, including the commitment of the participating lenders.

On June 26, 2024, the Company entered into the Fourth Amendment to its existing ABL Facility to replace the Canadian reference rate from the Canadian Dollar Offered Rate ("CDOR") to the Canadian Overnight Repo Rate Average ("CORRA").

The Company's First Lien Credit Agreement (the "First Lien Term Facility") bears interest at a rate equal to a base rate or SOFR (which includes an applicable credit spread adjustment), plus, in either case, an applicable margin. In the case of SOFR tranches, the applicable margin is 2.75% per annum with a 0.50% floor, with a stepdown to 2.50% per annum with a 0.50% floor when net secured leverage as defined in the First Lien Credit Agreement is less than 2.5x. The loan under the First Lien Term Facility amortizes quarterly at a rate of 0.25% of the original principal amount and requires a $2.5 million repayment of principal on the last business day of each March, June, September and December.

Under the First Lien Term Facility, the Company had an incremental term loan in an aggregate original principal amount of $125 million (the "Incremental Term Loan B"). In April 2024, the Company voluntarily prepaid the Incremental Term Loan B in full.

The First Lien Term Facility and ABL Facility (collectively "Credit Facilities") contain collateral requirements, restrictions, and covenants, including restrictions under the First Lien Term Facility on the Company's ability to pay dividends on the Common Stock. Per the First Lien Credit Agreement, the Company must also make an annual mandatory prepayment of principal commencing April 2023 for between 0% and 50% of the excess cash, as defined in the First Lien Credit Agreement, generated in the prior calendar year. The amount due varies with the First Lien Leverage Ratio as defined in the First Lien Credit Agreement, from zero if the First Lien Leverage Ratio is less than or equal to 2.5x, to fifty percent if the First Lien Leverage Ratio is greater than 3.0x less certain allowed deductions. The Company did not have a mandatory prepayment for 2025 based on the First Lien Leverage Ratio as of December 31, 2024 and the applicable criteria under the First Lien Credit Agreement. All outstanding principal is due at maturity on May 28, 2028. As of December 31, 2024, the Company was in compliance with all covenants under the Credit Facilities.

At December 31, 2024, the future principal payments of the Company's long-term debt obligations, excluding finance lease obligations, are as follows (in thousands):

2025	$	12,424
2026		12,420
2027		11,117
2028		935,347
2029		102
Thereafter		51
Total	$	971,461

Note 10. Derivatives and Hedging Transactions

The Company holds derivative financial instruments for the purpose of hedging the risks of certain identifiable and anticipated transactions. In general, the types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and interest rates. In hedging the transactions, the Company in the normal course of business, holds the following types of derivatives.

Interest Rate Swap Agreements

The Company enters into interest rate swap agreements designated as cash flow hedges to manage its interest rate risk related to its variable rate debt obligations. As cash flow hedges, unrealized gains are recognized as assets while unrealized losses are recognized as liabilities. The interest rate swap agreements are highly correlated to the changes in interest rates to which the Company is exposed. Unrealized gains and losses on these instruments have been designated as effective and as such, the related gains or losses have been recorded as a component of accumulated other comprehensive income, net of tax. Other comprehensive income or loss is reclassified into current period income when the hedged interest expense affects earnings.

As of each of December 31, 2024 and December 31, 2023, the Company was a party to interest rate swap agreements of a notional amount of $600.0 million. A notional amount of $250.0 million matures in March 2025, a notional amount of $100.0 million matures in March 2026 and a notional amount of $250.0 million in January 2027.

During the year ended December 31, 2024, the Company entered into interest rate swap agreements with a notional amount of $250.0 million that will become effective in March 2025 and replace the existing swap agreements with a notional amount of $250.0 million that had March 2025 maturity dates. These new agreements mature in March 2028.

Foreign Exchange Contracts

The Company periodically enters into foreign exchange contracts to manage risks associated with foreign currency transactions and future variability of intercompany cash flows arising from those transactions that may be adversely affected by changes in exchange rates. These contracts are marked-to-market with the resulting gains and losses recognized in earnings. For the year ended December 31, 2024 and December 31, 2023, the Company recognized $3.2 million of income and $2.1 million of expense, respectively, in Other (income) expense, net, related to foreign exchange contracts.

The following table summarizes the gross fair values and location on the consolidated balance sheet of the Company's significant derivative instruments (in thousands):

	Years Ended December 31,						
	2024			**2023**			
	Other Current Assets	**Other Non-Current Assets**	**Other Non-Current Liabilities**	**Other Current Assets**	**Other Non-Current Assets**	**Accrued Expenses and Other Liabilities**	**Other Non-Current Liabilities**
Interest rate swaps [1]	$ 1,083	$ 16,640	$ 92	$ —	$ 21,398	$ —	$ 445
Foreign exchange contracts	2,339	—	—	227	—	872	$ —
Total	$ 3,422	$ 16,640	$ 92	$ 227	$ 21,398	$ 872	$ 445

(1) The Company estimates that $8.7 million of unrealized gains will be reclassified from accumulated other comprehensive income (loss) into earnings in the next twelve months.

The following tables present the effects of derivative instruments by contract type in accumulated other comprehensive income (loss) in the consolidated statements of comprehensive income (in thousands):

	Unrealized Gain (Loss) Recognized in AOCI [1]			**Gain (Loss) Reclassified from AOCI to Earnings [2]**			**Location of Gain (Loss) Reclassified from AOCI into Earnings**
	2024	**2023**	**2022**	**2024**	**2023**	**2022**	
Interest rate swaps	$ 13,365	$ 4,917	$ 23,757	$ 16,688	$ 15,640	$ (195)	Interest Expense

(1) The tax expense on the gain recognized in AOCI for the twelve months ended December 31, 2024, December 31, 2023 and December 31, 2022 was $3.3 million, $1.2 million and $7.9 million, respectively.

(2) The tax expense on the gain (loss) reclassified from AOCI to earnings for the twelve months ended December 31, 2024, December 31, 2023 and December 31, 2022 was $4.2 million, $3.9 million and zero, respectively.

Note 11. Fair Value Measurements

The Company is required to disclose the estimated fair values of all financial instruments, even if they are not carried at their fair value. The fair values of financial instruments are estimates based upon market conditions and perceived risks. These estimates require management's judgment and may not be indicative of the future fair values of the assets and liabilities.

The Company's financial instruments include cash and cash equivalents, accounts receivable, and accounts payable. The carrying amount of these instruments approximate fair value because of their short-term nature.

The Company's interest rate swaps and foreign exchange contracts are measured in the financial statements at fair value on a recurring basis. The fair values of these instruments are estimated using industry standard valuation models using market-based observable inputs, including interest rate curves. These instruments are customary, over-the-counter contracts with various bank counterparties that are not traded in active markets. Accordingly, the fair value measurements of the interest rate swaps and forward exchange contracts are categorized as Level 2.

The Company's investment plan assets as part of the nonqualified Hayward Industries Supplemental Retirement Plan (the "Supplemental Retirement Plan") are measured in the financial statement at fair value on a recurring basis and are based on quoted market prices in active markets. Accordingly, the fair value measurements of the Supplemental Retirement Plan assets are categorized as Level 1. Refer to Note 18, "Retirement Plans" for further information on the plan assets.

The following table sets forth the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis (in thousands):

| | December 31, 2024 | | | | December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Interest rate swaps	$ —	$17,723	$ —	$17,723	$ —	$21,398	$ —	$21,398
Foreign exchange contracts	—	2,339	—	2,339	—	227	—	227
Supplemental Retirement Plan assets	7,741	—	—	7,741	5,910	—	—	5,910
Liabilities:								
Interest rate swaps	$ —	$ 92	$ —	$ 92	$ —	$ 445	$ —	$ 445
Foreign exchange contracts	—	—	—	—	—	872	—	872
Supplemental Retirement Plan liabilities	7,741	—	—	7,741	5,910	—	—	5,910

The following table sets forth the Company's financial assets and liabilities that were not carried at fair value (in thousands):

| | December 31, 2024 | | December 31, 2023 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Short-term investments	$ —	$ —	$ 25,000	$ 25,000
Liabilities:				
Long-term debt and related current maturities	$ 965,000	$ 970,433	$ 1,098,438	$ 1,098,422

The estimated fair value of the long-term debt and related current maturities (excluding finance leases, the ABL Facility, and other bank debt) is based on observable quoted prices in active markets for similar liabilities and is classified as a Level 2 input. The fair value of the ABL Facility approximates its carrying value.

Note 12. Segments and Related Information

The Company has two reportable segments to align to its key geographies and go-to market strategy: North America ("NAM") and Europe & Rest of World ("E&RW"). Operating segments have not been aggregated to form the reportable segments. The Company's CODM is the President and Chief Executive Officer. The Company determined its reportable segments based on how the CODM reviews the Company's operating results in assessing performance and allocating resources. The CODM uses segment income in assessing performance of and allocating resources to the reportable segments. Segment income is defined as net sales less cost of sales, less segment SG&A and RD&E, excluding acquisition and restructuring related expense, as well as amortization of intangible assets.

The CODM does not evaluate reportable segments using asset information as these are managed on an enterprise-wide basis. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The NAM segment manufactures and sells residential and commercial swimming pool equipment and supplies as well as equipment that controls the flow of fluids.

The E&RW segment manufactures and sells residential and commercial swimming pool equipment and supplies.

The Company sells its products primarily through distributors and retailers. Financial information by reportable segment is included in the following summary (in thousands):

| | Year Ended December 31, 2024 | | |
	North America	Europe & Rest of World	Total
External net sales	$ 895,498	$ 156,108	$ 1,051,606
Significant Segment Expenses			
Cost of sales	421,223	99,626	520,849
Segment selling, general and administrative expense	188,021	33,591	221,612
Research, development and engineering expense	24,519	1,259	25,778
Segment income	261,735	21,632	283,367
Capital expenditures	24,699	2,144	26,843
Depreciation and amortization	24,974	1,215	26,189
Intersegment sales	19,171	157	19,328

| | Year Ended December 31, 2023 | | |
	North America	Europe & Rest of World	Total
External net sales	$ 823,276	$ 169,176	$ 992,452
Significant Segment Expenses			
Cost of sales	412,635	102,867	515,502
Segment selling, general and administrative expense	171,804	31,656	203,460
Research, development and engineering expense	23,412	1,135	24,547
Segment income	215,425	33,518	248,943
Capital expenditures	25,879	1,633	27,512
Depreciation and amortization	21,328	940	22,268
Intersegment sales	13,964	215	14,179

	Year Ended December 31, 2022		
	North America	Europe & Rest of World	Total
External net sales	$ 1,108,859	$ 205,277	$ 1,314,136
Significant Segment Expenses			
Cost of sales	594,004	123,097	717,101
Segment selling, general and administrative expense	186,377	32,284	218,661
Research, development and engineering expense	19,851	2,508	22,359
Segment income	308,627	47,388	356,015
Capital expenditures	24,169	2,375	26,544
Depreciation and amortization	23,313	767	24,080
Intersegment sales	32,514	453	32,967

The following table presents a reconciliation of segment income to income from operations before income taxes (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Total segment income	$ 283,367	$ 248,943	$ 356,015
Corporate expense, net	39,316	30,147	30,151
Acquisition and restructuring related expense	6,464	13,213	8,162
Amortization of intangible assets	28,800	30,361	32,129
Operating income	208,787	175,222	285,573
Interest expense, net	62,163	73,584	51,387
Loss on debt extinguishment	4,926	—	—
Other (income) expense, net	(2,484)	551	(51)
Total other expense	64,605	74,135	51,336
Income from operations before income taxes	$ 144,182	$ 101,087	$ 234,237

Note 13. Earnings Per Share

The following table sets forth the computation of basic and diluted net income per share attributable to common stockholders (in thousands, except share and per share data):

	Years Ended December 31,		
	2024	**2023**	**2022**
Net income	$ 118,655	$ 80,687	$ 179,347
Weighted average number of common shares outstanding, basic	215,028,683	213,144,063	219,945,024
Effect of dilutive securities[a]	6,341,505	7,544,553	9,781,473
Weighted average number of common shares outstanding, diluted	221,370,188	220,688,616	229,726,497
Earnings per share attributable to common stockholders, basic	$ 0.55	$ 0.38	$ 0.82
Earnings per share attributable to common stockholders, diluted	$ 0.54	$ 0.37	$ 0.78

(a) For the years ended December 31, 2024, 2023, and 2022 there were potential common shares totaling approximately 2.5 million , 2.8 million, and 2.3 million, respectively, that were excluded from the computation of diluted EPS as the inclusion of such shares would have been anti-dilutive.

Note 14. Commitments and Contingencies

Litigation

The Company is involved in litigation arising in the normal course of business, including involving product liability claims. Where appropriate, these matters have been submitted to the Company's insurance carrier. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. It is not possible to quantify the ultimate liability, if any, in these matters.

On August 2, 2023, a securities class action complaint was filed in the United States District Court for the District of New Jersey against the Company and certain of its current directors and officers (Kevin Holleran and Eifion Jones) and MSD Partners, L.P. and CCMP Capital Advisors, LP on behalf of a putative class of stockholders who acquired shares of the Company's common stock between March 2, 2022 and July 27, 2022. That action is captioned City of Southfield Fire and Police Retirement System vs. Hayward Holdings, Inc., et al., 2:23-cv-04146-WJM-ESK (D.N.J.) ("City of Southfield"). On September 28, 2023, a second, related securities class action complaint was filed in the United States District Court for the District of New Jersey against the Company and certain of its current directors and officers (Kevin Holleran and Eifion Jones) and MSD Partners, L.P. and CCMP Capital Advisors, LP on behalf of a putative class of stockholders who acquired shares of the Company's common stock between October 27, 2021 and July 28, 2022. That action is captioned Erie County Employees' Retirement System vs. Hayward Holdings, Inc., et al., 2:23-cv-04146-WJM-ESK (D.N.J.) ("Erie County"). On December 19, 2023, the Court issued a ruling consolidating the two securities class actions (City of Southfield and Erie County) under the City of Southfield docket (the "Securities Class Action") and appointing a lead plaintiff. In a consolidated class action complaint filed March 4, 2024, the Securities Class Action alleged on behalf of a putative class of stockholders who acquired shares of our common stock between October 27, 2021 and July 28, 2022, among other things, that the Company, Kevin Holleran, and Eifion Jones violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by, among other things, making materially false or misleading statements regarding inventory, growth, and demand trends and the Company's financial projections for 2022. On October 2, 2024, the Court issued an Opinion and Order dismissing the consolidated class action complaint and granting the lead plaintiff leave to file an amended complaint within 30 days. On November 1, 2024, lead plaintiff filed a consolidated amended class action complaint making substantially similar allegations as in the consolidated class action complaint, but adding additional defendants affiliated with MSD Partners, L.P. and CCMP Capital Advisors, LP. On December 18, 2024, the Company and all other defendants moved to dismiss the consolidated amended class action complaint. Under the current schedule, briefing on the motion to dismiss will be complete on March 4, 2025.

The Securities Class Action seeks unspecified monetary damages on behalf of a putative class and an award of costs and expenses, including reasonable attorneys' fees.

On November 27, 2023, a shareholder derivative lawsuit was filed in the United States District Court for the District of New Jersey against current and past officers and directors of the Company captioned Heicklen v. Holleran, et al., 2:23-cv-22649 (D.N.J.) (the "Derivative Action"). The Derivative Action alleges breaches of fiduciary duties to Company stockholders, aiding and abetting breaches of fiduciary duties, unjust enrichment, corporate waste, and violations of Section 10(b) of the Securities Exchange Act of 1934 in connection with the claims in the Securities Class Action. The Derivative Action seeks recovery of unspecified damages and attorney's fees and costs, as well as improvements to the Company's corporate governance and internal procedures. The Derivative Action has been stayed pending final decision on the motion to dismiss filed in the Securities Class Action.

We dispute the allegations of wrongdoing in the Securities Class Action and the Derivative Action and intend to vigorously defend ourselves in these matters. In view of the complexity and ongoing and uncertain nature of the outstanding proceedings and inquiries, at this time we are unable to estimate a reasonably possible financial loss or range of financial loss, if any, that we may incur to resolve the Securities Class Action and the Derivative Action.

As of December 11, 2024, during the discovery phase of litigation in which the Company was one of several named defendants, the Company reached a mutual understanding to settle its liability in a wrongful death lawsuit related to a discontinued product. We expect the resolution to include payment in the amount of $22.0 million, which amount will be paid entirely by the Company's insurance carriers pursuant to agreement among the Company and its insurance carriers. Accordingly, the Company recorded an accrual for a loss contingency of $22.0 million and insurance receivables of $22.0 million, which are recorded within other current assets and accrued expenses and other liabilities on the consolidated balance sheets, respectively. The Company expects the resolution payment to be made within the next five to nine months.

Contingencies

In September 2024, certain equipment and inventory of the Company located at a supplier's facility experienced water damage following Hurricane Helene. As of December 31, 2024, the Company has made alternative arrangements and does not expect this to have a material effect on the Company's operations or financial condition.

Note 15. Leases

The Company's operating and finance lease portfolio primarily consists of manufacturing and warehouse space, office space, IT equipment, office equipment, and vehicles. Operating lease ROU assets are presented within other non-current assets. The current portion of operating lease liabilities are presented within accrued expenses and other liabilities, and the non-current portion of operating lease liabilities are presented within other non-current liabilities on the consolidated balance sheets. Finance lease assets are included in property, plant and equipment - net, and the finance lease obligations are included in current portion of long-term debt and in long-term debt on the consolidated balance sheets.

The Company has elected to use the short-term lease recognition exemption for all asset classes. This means, for those leases that qualify, the Company will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets. For these short-term leases, expense will be recognized on a straight-line basis over the terms of the leases. The Company has also elected the practical expedient to not separate lease and non-lease components for all asset classes, meaning all consideration that is fixed, or in-substance fixed, will be captured as part of its lease components for balance sheet purposes.

The following lease cost is included in the consolidated statements of operations (in thousands):

	Year Ended December 31, 2024		Year Ended December 31, 2023
Lease cost [(a)]			
Operating leases cost	$	12,413	$	12,216
Amortization of ROU assets		835		716
Interest on lease liabilities		133		169
Finance leases cost		968		885
Total lease cost	$	13,381	$	13,101

(a) With the exception of interest on lease liabilities, the Company records lease costs to cost of sales or selling, general and administrative expense on the consolidated statements of operations, depending on the use of the leased asset. Interest on lease liabilities are recorded to interest expense, net on the consolidated statements of operations.

Supplemental cash flow information related to leases was as follows (in thousands):

	Year Ended December 31, 2024		Year Ended December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$	11,881	$	13,032
Operating cash flows from finance leases		132		169
Financing cash flows from finance leases		1,969		1,790
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$	5,871	$	1,490
Finance leases		1,046		(21)

Supplemental balance sheet information related to leases as of December 31, 2024 was as follows (in thousands):

	December 31,		
	2024		**2023**
Operating leases			
Other non-current assets	$	55,809	$	58,638
Accrued expenses and other liabilities		8,673		7,828
Other non-current liabilities		54,766		58,642
Total operating lease liabilities		63,439		66,470
Finance leases			
Property, plant and equipment		8,936		10,858
Accumulated depreciation		(2,892)		(2,415)
Property, plant and equipment, net		6,044		8,443
Current maturities of long-term debt		1,753		2,121
Long-term debt		695		2,608
Total finance lease liabilities	$	2,448	$	4,729

Weighted average information:

	December 31,	
	2024	**2023**
Finance leases		
Remaining lease term (in years)	1.94	2.47
Discount rate	4.68 %	2.98 %
Operating leases		
Remaining lease term (in years)	8.90	9.78
Discount rate	4.80 %	4.71 %

As of December 31, 2024, maturities of lease liabilities were as follows (in thousands):

	Operating Leases		**Finance Leases**	
2025	$	11,517	$	1,836
2026		10,148		272
2027		8,040		270
2028		7,302		177
2029		7,216		30
Thereafter		33,767		—
Total lease payments		77,990		2,585
Less: interest		(14,551)		(137)
Total	$	63,439	$	2,448

Note 16. Stockholders' Equity

Preferred Stock

The Company's Second Restated Certificate of Incorporation authorizes the Company to issue up to 100,000,000 shares of preferred stock, $0.001 value per share, all of which is undesignated.

Common Stock

The Company's Second Restated Certificate of Incorporation authorizes the Company to issue up to 750,000,000 shares of Common Stock, $0.001 value per share. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the Company's stockholders. The holders of Common Stock are entitled to receive dividends, if any, as may be declared by the board of directors.

Dividends paid

For the years ended December 31, 2024 and 2023, no dividend was declared nor paid on the Common Stock.

Share Repurchases

The Board of Directors authorized the Company's share repurchase program (the "Share Repurchase Program") such that the Company is authorized to repurchase from time to time up to an aggregate of $450 million of its outstanding shares of common stock, which authorization expires on July 26, 2025. The Company had no repurchases of its common stock for the years ended December 31, 2024 and December 31, 2023 under the Share Repurchase Program. As of December 31, 2024, $400.0 million remained available for additional share repurchases under the program.

Note 17. Stock-based Compensation

Stock-based compensation expense recorded in the consolidated statements of operations for equity-classified stock-based awards was $10.6 million, $9.2 million, and $7.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company has established two equity incentive plans as described below.

2021 Equity Incentive Plan

In March 2021, the Company adopted the 2021 Equity Incentive Plan (the "2021 Plan"). Under the 2021 Plan, up to 13,737,500 shares of Common Stock may be granted to employees, directors and consultants in the form of stock options, restricted stock units and other stock-based awards. The terms of awards granted under the 2021 Plan are determined by the Compensation Committee of the Board of Directors, subject to the provisions of the 2021 Plan. As of December 31, 2024, there were 10,197,246 shares available for future issuance under the 2021 Plan.

Options granted under the 2021 Plan expire no later than ten years from the date of grant. The vesting period of stock options and restricted stock units granted under the 2021 Plan is generally three years from the date of grant.

Performance-Based Restricted Stock Units

The Company utilizes performance-based restricted stock units ("PSUs") as part of its equity awards program for certain senior management and executive officers. The vesting of the PSUs granted during 2024 is tied to adjusted EBITDA margin, gross profit margin and return on gross invested capital in 2024, with relative weightings of 40%, 40% and 20%, respectively, subject to a modifier of up to plus or minus 15% based on the Company's absolute total shareholder return over a 3-year performance period. The vesting of the PSUs granted during 2023 is tied to return on gross invested capital and adjusted EBITDA margin while the PSUs granted during 2022 is tied to organic net revenue growth and adjusted EBITDA margin, each with a relative weighting of 50%. The PSUs are generally measured over 3-year performance periods with a minimum of 50% of the target awarded PSUs to be earned for threshold performance and a maximum of 200% of the target awarded PSUs to be earned for maximum performance. The Company reassesses at each reporting date whether achievement of the performance condition is probable and accrues compensation expense if and when achievement of the performance condition is probable.

The following table summarizes activity for PSUs under the 2021 Plan:

	Number of Shares	Weighted-average grant date fair value
Outstanding as of December 31, 2023	229,277	$ 13.59
Granted	308,039	14.20
Forfeited	(19,324)	13.94
Vested and converted to common	—	
Outstanding as of December 31, 2024	517,992	$ 13.94

At December 31, 2024 total unrecognized compensation cost related to the performance based stock units granted under the 2021 plan is estimated to be $5.2 million, to be recognized over a weighted-average period of 2.2 years.

The following table presents the weighted-average fair value of PSUs granted during the year:

	Years Ended December 31,		
	2024	2023	2022
Weighted-average fair value per share of PSUs granted during the year	$ 14.20	$ 11.81	$ 16.50

Time-based Stock Options

The following table summarizes activity for stock options under the 2021 Plan (aggregate intrinsic value in thousands):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2023	2,746,109	$ 15.62	7.83	$ 1,457
Granted	—	—		
Exercised	(6,662)	11.81		15
Forfeited	(273,647)	17.03		
Outstanding as of December 31, 2024	2,465,800	15.60	6.84	2,554
Options exercisable as of December 31, 2024	1,727,208	16.38	6.68	940
Options expected to vest as of December 31, 2024	738,592	$ 13.79	7.19	$ 1,614

The Company determined the fair value of these time-based stock options at the date of grant using the Black-Scholes option-pricing model. The following table sets forth fair value per share information, including related weighted-average assumptions, used to determine compensation cost:

	Years Ended December 31,		
	2024	2023	2022
Weighted-average fair value per share of options granted during the year	$ —	$ 4.73	$ 5.40
Assumptions:			
Risk-free interest rate	— %	4.26 %	1.88 %
Expected life (years)	—	6	6
Expected dividend yield	— %	— %	— %
Expected volatility	— %	32.3 %	29.7 %

The risk-free interest rate was based on the U.S. Treasury yield curve at date of grant over the expected term of these stock options. The expected volatility was based upon comparable public company historical volatility. The expected life was based on the average of the weighted-average vesting period and the contractual term of the stock option awards by utilizing the "simplified method," as prescribed in SEC's Staff Accounting Bulletin (SAB) No. 107, as the Company does not have sufficient available historical data to estimate the expected term of these stock option awards.

At December 31, 2024, the total unrecognized compensation cost related to the stock options granted under the 2021 Plan was $1.5 million, to be recognized over a weighted-average period of 1.1 years.

The following table presents the aggregate intrinsic value of options exercised during the year (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Aggregate intrinsic value of options exercised during the year	$ 15	$ 3	$ 2

Time-based Restricted Stock Units

The following table summarizes activity for time-based restricted stock units under the 2021 Plan:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Outstanding as of December 31, 2023	713,546	$ 12.36
Granted	852,030	14.17
Forfeited	(54,391)	12.87
Vested and converted to common	(313,525)	12.83
Outstanding as of December 31, 2024	1,197,660	$ 13.52

At December 31, 2024, the total unrecognized compensation cost related to restricted stock units granted under the 2021 Plan was $11.4 million, to be recognized over a weighted-average period of 2.6 years.

The total fair value of restricted stock awards vested was $4.0 million and $2.3 million in the years ended 2024 and 2023, respectively.

The following table presents the weighted-average fair value of time-based restricted stock units granted during the year:

	Years Ended December 31,		
	2024	2023	2022
Weighted-average fair value per share of time-based restricted stock units granted during the year	$ 14.17	$ 11.62	$ 14.65

2017 Equity Incentive Plan

In August 2017, the Company adopted the 2017 Equity Incentive Plan (the "2017 Plan"), which provided for the issuance of stock options, restricted stock and restricted stock awards to officers, directors and employees. The stock options granted under the 2017 Plan generally have a maximum term of up to ten years. Restricted stock, restricted stock awards, and stock options granted under the 2017 Plan generally are eligible to vest based on continued service, generally over five years, or upon an initial public offering and post-initial public offering stock price performance. Due to the Company's IPO on March 12, 2021 and subsequent stock price performance, all performance-vesting conditions were satisfied on March 26, 2021.

For presentation purposes in this document the Company has recast all figures to reflect the 195-for-1 stock split in the Common Stock that occurred on March 2, 2021.

As of December 31, 2024, there were 5,993,808 outstanding options and no outstanding restricted stock awards under the 2017 Plan. No future awards will be made under the 2017 Plan following the Company's IPO. Shares underlying awards under the 2017 Plan that expire or become unexercisable without delivery of shares, are forfeited to, or repurchased for cash by, the Company, are settled in cash, or otherwise become available again for grant as available for future awards under the 2021 Plan (as described above).

Time-Based Stock Options

The following table summarizes activity for time-based stock options under the 2017 Plan (aggregate intrinsic value in thousands):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2023	3,627,497	$ 1.27	5.46	$ 44,717
Exercised	(1,028,047)	1.26		13,553
Forfeited	(49,058)	1.07		
Outstanding as of December 31, 2024	2,550,392	1.24	4.47	35,829
Options exercisable as of December 31, 2024	2,394,392	1.23	4.42	33,662
Options expected to vest as of December 31, 2024	156,000	$ 1.40	5.30	$ 2,167

The total intrinsic value of options exercised was $13.6 million, $14.3 million, and $11.8 million in the years ended 2024, 2023 and 2022, respectively. At December 31, 2024, the total unrecognized compensation cost related to the time-based stock options granted under the 2017 Plan was $0.1 million, to be recognized over a weighted-average period of 0.3 year.

No stock options under the 2017 Plan were granted during the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

The following table presents the aggregate intrinsic value of options exercised during the year (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Aggregate intrinsic value of options exercised during the year	$ 13,553	$ 14,259	$ 11,774

Stock Options with Market and Performance Conditions

The following table summarizes activity for stock options with market and performance conditions under the 2017 Plan (aggregate intrinsic value in thousands):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2023	3,684,397	$ 1.31	5.55	$ 45,292
Exercised	(240,981)	2.21		3,023
Forfeited	—	—		
Outstanding as of December 31, 2024	3,443,416	1.24	4.54	48,368
Options exercisable as of December 31, 2024	3,443,416	1.24	4.54	48,368
Options expected to vest as of December 31, 2024	—	$ —	—	$ —

The performance criteria for these awards was met on March 26, 2021 upon the completion of the Company's initial public offering. As such, all performance-based stock options vested in 2021 and the Company recognized the related stock-based compensation expense in the year ended 2021. As of December 31, 2024, there is no remaining unrecognized compensation cost related to performance-based stock options.

No stock options under the 2017 Plan were granted during the year ended December 31, 2024 and December 31, 2023.

The following table presents the aggregate intrinsic value of options exercised during the year (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Aggregate intrinsic value of options exercised during the year	$ 3,023	$ 11,340	$ 12,849

Time-Based Restricted Stock Awards

The time-based criteria for all time-based restricted stock awards issued under the 2017 Plan was met in 2022. As such, all time-based restricted stock awards vested in 2022 and the Company recognized the related stock-based compensation expense in the year 2022.

Note 18. Retirement Plans

The Company maintains the Hayward Industries Retirement Plan (the "Retirement Plan"), a defined-contribution 401(k) plan, for substantially all of its U.S. employees. Under the Retirement Plan the Company contributes 3% of compensation as a non-elective contribution, to eligible employees, regardless of employee deferrals, and an additional non-elective contribution between 1 to 3% of compensation, based on age, for employees that were hired before January 1, 1996. To be eligible to receive the Company contribution, an employee must have been with the Company for one year and completed at least 1,000 hours of service. Additionally, the Retirement Plan allows employees to elect to defer up to 60% of their compensation on a pre-tax basis (not to exceed the IRS maximum), unless they are projected to be age 50 or older by the end of the taxable year. The Company matches 50% of each participant's deferral contribution, in an amount up to 6% of the employee's deferral. The Company's contribution to the Retirement Plan was approximately $6.0 million, $5.7 million and $6.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company also maintains the Supplemental Retirement Plan. The Supplemental Retirement Plan allows key executives to contribute up to 25% of their base salary and up to 100% of their annual bonus (as defined in the Supplemental Retirement Plan). The Company matches 100% of an eligible employee's deferral in an amount up to 9% of the employee's eligible compensation contributed to the Supplemental Retirement Plan. The employer contributions vest immediately. The employer contribution was approximately $0.4 million, $0.3 million and $0.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The value of investments related to the Supplemental Retirement Plan is included in other assets and a corresponding liability to participants is recorded in other liabilities. The following table presents the fair values of the related investments (in thousands):

	Years Ended December 31,	
	2024	2023
Value of investments related to Supplemental Retirement Plan	$ 7,741	$ 5,910

Note 19. Acquisition and Restructuring Related Expense

Acquisition and restructuring related expense, net consists of the following (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Business restructuring costs	$ 2,187	$ 12,419	$ 6,215
Acquisition transaction costs	4,277	794	1,947
Total	$ 6,464	$ 13,213	$ 8,162

In the third quarter of 2023, the Company initiated programs to centralize and consolidate manufacturing operations and professional services in Europe. For the twelve months ended December 31, 2024, the Company incurred $0.8 million of expense related to the program, bringing the total program cost to $3.2 million. These include severance and employee benefit costs, as well as other direct separation benefit costs.

The following tables summarize the status of the Company's restructuring related expense and related liability balances (in thousands):

		2024 Activity			
	Liability as of January 1, 2024	**Costs Recognized**	**Cash Payments**	**Non-cash (Charge)/ Gain**	**Liability as of December 31, 2024**
Termination benefits	$ 2,353	$ 1,402	$ (2,221)	$ —	$ 1,534
Facility-related	—	185	(185)	—	—
Other	6	600	(645)	67	28
Total	$ 2,359	$ 2,187	$ (3,051)	$ 67	$ 1,562

		2023 Activity			
	Liability as of January 1, 2023	**Costs Recognized**	**Cash Payments**	**Non-cash (Charge)/ Gain**	**Liability as of December 31, 2023**
Termination benefits	$ 2,422	$ 5,049	$ (5,118)	$ —	$ 2,353
Facility-related	—	108	(108)	—	—
Other[1]	—	7,262	(536)	(6,720)	6
Total	$ 2,422	$ 12,419	$ (5,762)	$ (6,720)	$ 2,359

[1] "Other" restructuring related activity primarily consists of a $6.7 million impairment loss associated with a discontinued product line.

		2022 Activity			
	Liability as of January 1, 2022	**Costs Recognized**	**Cash Payments**	**Non-cash (Charge)/ Gain**	**Liability as of December 31, 2022**
Termination benefits	$ 1,035	$ 6,093	$ (4,706)	$ —	$ 2,422
Facility-related	27	1,098	(684)	(441)	—
Other	4,374	(976)	(5,750)	2,352	—
Total	$ 5,436	$ 6,215	$ (11,140)	$ 1,911	$ 2,422

Restructuring costs are included within acquisition and restructuring related costs on the Company's consolidated statements of operations, while the restructuring liability is included as a component of accrued expenses and other liabilities on the consolidated balance sheet.

Acquisitions

On June 26, 2024, the Company acquired the equity interests of ChlorKing HoldCo, LLC and related entities ("ChlorKing"). The acquired business includes pool saline chlorinators and UV disinfection systems serving the commercial pools and water treatment market segments. The acquisition broadens the Company's commercial portfolio of products and expands the market of commercial customers while furthering the Company's commitment to sustainable and energy-efficient technology for both commercial and residential pools. The acquisition is included in our North America segment.

The consideration paid net of cash acquired was $55.2 million. The purchase price was funded with cash on hand. For the twelve months ended December 31, 2024, transaction expenses recognized for the acquisition were $4.3 million. These expenses are included within acquisition and restructuring related costs on the Company's consolidated statements of operations.

The Company completed its acquisition accounting for this transaction. In addition to recording measurement period adjustments, the Company identified a deferred purchase price payment to seller employees that was determined to be a compensation arrangement. This resulted in a $6.3 million correction of the purchase price. The deferred purchase price payment was deposited into an escrow account at the date of the ChlorKing acquisition and is to be released from escrow to the seller employees one year from the date of the acquisition, subject to their continued employment. The deferred payment is recognized as an acquisition cost on the statement of operations (included within acquisition and restructuring related costs) over the twelve-month service period, but was previously reflected as a component of the purchase consideration. The remaining $3.2 million of deferred costs associated with this compensation arrangement are recorded as a prepaid asset on the consolidated balance sheet at December 31, 2024 (previously recorded as goodwill). The $6.3 million payment was classified as an investing activity in the consolidated statement of cash flows in the preliminary purchase price whereas the payment is classified as an operating activity in the consolidated statement of cash flows for the year ended December 31, 2024. The remainder of the reduction in the preliminary purchase price was related to measurement period adjustments related to working capital. The following table summarizes the consideration transferred and the allocation of the purchase price among the assets acquired and liabilities assumed, including the reduction to the purchase price described above and measurement period adjustments recorded through December 31, 2024:

	Preliminary Allocation As of June 26, 2024	Adjustments [1]	Revised Allocation As of December 31, 2024
Cash and cash equivalents	$ 3,898	$ 134	$ 4,032
Receivables	3,701	(730)	2,971
Inventory	8,978	582	9,560
Prepaid expenses and other current assets	269	710	979
Property, plant and equipment	37	—	37
Other assets	2,565	—	2,565
Net Investment in Lease	1,867	5,525	7,392
Intangible assets	31,550	(6,775)	24,775
Accounts payable and accrued liabilities	(2,082)	(3,046)	(5,128)
Deferred tax liabilities	—	(1,810)	(1,810)
Other liabilities	(2,220)	—	(2,220)
Total identifiable net assets acquired	48,563	(5,410)	43,153
Goodwill	17,835	(1,803)	16,032
Purchase price	$ 66,398	$ (7,213)	$ 59,185

[1] Adjustments include measurement period adjustments as well as the impact of the $6.3 million correction of the purchase price described above.

The estimated fair value and useful lives of the identifiable intangible assets are as follows:

	Useful Life	Amount
	(in years)	*(in thousands)*
Finite lived intangible assets		
Tradename	15	$ 2,600
Customer relationships	15	17,500
Developed technology	10	4,600
Noncompete agreements	5	75
Total		$ 24,775

Goodwill is a result of the expected synergies and cross-selling opportunities this acquisition is expected to bring, as well as the expected growth potential from the integration of the ChlorKing products into Hayward's existing commercial business. The goodwill balance has been recorded to the North America reportable segment and is deductible for tax purposes.

Pro forma results of operations including ChlorKing have not been presented as the impact of ChlorKing on the Company's consolidated financial results is not material.

On June 2, 2022, the Company acquired the specialty lighting business of Halco Lighting Technologies, LLC ("Specialty Lighting Business") for a net acquisition cost of $61.3 million. The acquired business includes a robust portfolio of lighting solutions serving the residential and commercial pool, spa, fountain, and landscape lighting market segments. The acquisition is included in the North America segment. For the twelve months ended December 31, 2023 and December 31, 2022, transaction and integration expenses recognized for the acquisition were $0.4 million and $1.2 million, respectively. These expenses are included within acquisition and restructuring related costs on the Company's consolidated statements of operations.

Note 20. Related Party Transactions

For the years ended December 31, 2024 and December 31, 2023, the Company did not incur any significant related party transactions.

For the year ended December 31, 2022, as part of the Company's previously announced $450 million share repurchase program, the Company agreed to repurchase shares of common stock under two separate agreements from certain affiliates of one of the Company's then-controlling stockholders, CCMP Capital Advisors, LP ("CCMP").

First, the Company agreed on January 24, 2022 to repurchase 4.08 million shares at a price per share of $19.80, for an aggregate consideration of approximately $81 million. The price per share was approved by an independent committee of the Board of Directors and is the same price at which certain affiliates of the Company's then-controlling stockholders sold their shares in a block trade in compliance with Rule 144. Closing of this share repurchase occurred on March 11, 2022.

Second, on May 2, 2022, the Company agreed to purchase 8.0 million shares being sold as part of an underwritten offering by certain affiliates of CCMP, at a price per share of approximately $13.88, for an aggregate consideration of approximately $111 million. The price per share was approved by an independent committee of the Board of Directors and is the same price at which the underwriters agreed to purchase shares from the selling stockholders in such underwritten offering. Closing of this share repurchase occurred on May 5, 2022.

Note 21. Condensed Financial Information of Registrant (Parent Company Only)

Hayward Holdings, Inc. balance sheets are as follows (in thousands, except per share data):

	December 31,	
	2024	**2023**
Assets		
Current Assets		
Prepaid and other current assets	433	587
Total current assets	433	587
Other assets (principally investment in and amounts due from wholly owned subsidiaries)	1,432,227	1,317,576
Total non-current assets	1,432,227	1,317,576
Total assets	$ 1,432,660	$ 1,318,163
Liabilities, Redeemable Stock and Stockholders' Equity		
Current liabilities		
Intercompany liabilities	$ 8,538	5,980
Accrued expenses	91	138
Short term notes payable	384	587
Total current liabilities	9,013	6,705
Total liabilities	9,013	6,705
Stockholders' equity		
Common stock $0.001 par value, 750,000,000 authorized; 244,444,889 issued and 215,778,520 outstanding at December 31, 2024; 242,832,045 issued and 214,165,676 outstanding at December 31, 2023	245	243
Additional paid-in capital	1,093,468	1,080,894
Treasury stock	(358,133)	(357,755)
Retained earnings	699,564	580,909
Accumulated other comprehensive income (loss)	(11,497)	7,167
Total stockholders' equity	1,423,647	1,311,458
Total liabilities, redeemable stock and stockholders' equity	$ 1,432,660	$ 1,318,163

Hayward Holdings, Inc. statements of operations and comprehensive income are as follows (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Equity income in subsidiaries	$ 121,118	$ 83,372	$ 183,437
Selling, general, and administrative expense	2,418	2,685	4,090
Other expense (income), net	45	—	—
Income from operations before income taxes	118,655	80,687	179,347
Income tax expense (benefit)	—	—	—
Net income	$ 118,655	$ 80,687	$ 179,347
Comprehensive income, net of tax			
Net income	$ 118,655	$ 80,687	$ 179,347
Foreign currency translation adjustments, net of tax expense (benefit) of $0, $0, and $0, respectively	(16,172)	5,101	(17,391)
Change in fair value of derivatives, net of tax expense (benefit) of $(831), $(2,681), and $7,919, respectively	(2,492)	(8,042)	23,757
Comprehensive income	$ 99,991	$ 77,746	$ 185,713

Hayward Holdings, Inc. statement of cash flows are as follows (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net cash (used in) provided by operating activities	$ (2,119)	$ (2,183)	$ (4,015)
Cash flows from investing activities			
Distributions received from subsidiaries	3,892	4,652	349,269
Capital contributions to subsidiaries	(3,038)	(3,467)	(8,078)
Net cash provided by (used in) investing activities	854	1,185	341,191
Cash flows from financing activities			
Purchases of common stock for treasury	(378)	(340)	(343,349)
Proceeds from issuance of short-term debt	1,057	1,614	2,994
Payments of short-term debt	(1,395)	(2,129)	(1,905)
Proceeds from issuance of stock	1,981	1,853	3,206
Net cash provided by (used in) financing activities	1,265	998	(339,054)
Change in cash and cash equivalents and restricted cash	—	—	(1,878)
Cash and cash equivalents and restricted cash, beginning of year	—	—	1,878
Cash and cash equivalents and restricted cash, end of year	$ —	$ —	$ —

Basis of Presentation

These condensed parent company only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Hayward Holdings, Inc. (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Company. The ability of Hayward Holdings, Inc.'s operating subsidiaries to pay dividends is restricted by the credit agreements governing the subsidiaries' credit facilities. Under the credit agreements, dividends may only be paid to Hayward Holdings, Inc. for corporate overhead expenses and otherwise pursuant to customary dollar baskets and a portion of equity proceeds among other things, subject to satisfying minimum availability requirements for borrowings under the asset based revolving credit agreement and the absence of certain defaults, and an unlimited amount under the term loan credit agreements subject to Hayward Industries, Inc.'s total leverage not exceeding certain thresholds on a pro forma basis. As of December 31, 2024, the restricted net assets totaled approximately $1,193 million under the credit agreements.

These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. Under the equity method, the Company elected to apply the nature of the distribution approach. The nature of the distribution approach requires the Company to classify distributions from equity method investments on the basis of the nature of the activities of the investee that generated the distribution as either a return on investment (classified as a cash inflow of operating activities) or a return of investment (classified as a cash inflow from investing activities) when such information is available.

Note 22. Accumulated Other Comprehensive Income

The changes in Accumulated other comprehensive income are provided in the tables below (in thousands):

	Cumulative Translation Adjustment	Unrecognized (Losses) Gain on Derivative Instruments for Cash Flow Hedges	Accumulated Other Comprehensive Income, Net of Taxes
Balance at December 31, 2021	$ 3,742	$ —	$ 3,742
Other comprehensive (loss) income before reclassifications	(17,391)	31,676	14,285
Amounts reclassified from accumulated other comprehensive income	—	—	—
Net current period other comprehensive (loss) income	(17,391)	31,676	14,285
Tax amounts	—	(7,919)	(7,919)
Balance at December 31, 2022	(13,649)	23,757	10,108
Other comprehensive income before reclassifications	5,101	4,917	10,018
Amounts reclassified from accumulated other comprehensive income	—	(15,640)	(15,640)
Net current period other comprehensive income (loss)	5,101	(10,723)	(5,622)
Tax amounts	—	2,681	2,681
Balance at December 31, 2023	(8,548)	15,715	7,167
Other comprehensive (loss) income before reclassifications	(16,172)	13,365	(2,807)
Amounts reclassified from accumulated other comprehensive income	—	(16,688)	(16,688)
Net current period other comprehensive loss	(16,172)	(3,323)	(19,495)
Tax amounts	—	831	831
Balance at December 31, 2024	$ (24,720)	$ 13,223	$ (11,497)

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2024.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting includes those policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that the Company's receipts and expenditures are being made only in accordance with authorizations of management and directors; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Management has excluded ChlorKing from its assessment of internal control over financial reporting as of December 31, 2024, because it was acquired by the Company in a purchase business combination during 2024. ChlorKing's total assets and total revenues represent approximately 1% and 1%, respectively, of the Company's total assets and revenues as of and for the year ended December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

The Company is implementing a new enterprise resource planning ("ERP") system on a global basis, which is expected to occur in phases over the next several years. During the three months ended December 31, 2024, the Company deployed the new ERP for Europe in its Europe and Rest of World ("E&RW") segment. The Company has appropriately considered this change in its design of and testing for effectiveness of internal controls over financial reporting. The new ERP is expected to improve the efficiency of certain financial and related transactional processes.

Other than the change of our ERP system for a portion of our E&RW segment, there were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitation on the Effectiveness of Internal Control over Financial Reporting and Disclosure Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or its internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or adopted or terminated a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K).

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Information concerning compliance Section 16(a) of the Exchange Act, the audit committee, the Company's code of ethics, background of the directors and director nominations appearing under the captions "Security Ownership of Certain Beneficial Owners and Management— Section 16 Reports," "Corporate Governance—Board Committees," "Corporate Governance—Membership and Functions of the Committees of the Board," "Corporate Governance—Code of Ethics for Senior Executive and Financial Officers and Business Conduct Policy," "Corporate Governance—Insider Trading Policy, Hedging and Pledging Policies, Derivative Trading" and "Board of Directors," in our definitive proxy statement for the 2025 annual meeting of stockholders is incorporated herein by reference.

We have adopted a Code of Ethics for Senior Executive and Financial Officers applicable to our Chief Executive Officer, Chief Financial Officer, Chief Commercial Officer, Treasurer and Corporate Controller and any persons performing similar functions. We intend to disclose future amendments to certain provisions of our Code of Ethics for Senior Executive and Financial Officers, or waivers of such provisions applicable to any principal executive officer, principal financial officer or other persons performing similar functions on our website. A copy of our Code of Ethics for Senior Executive and Financial Officers is available under the investor relations—governance section of our website, global.hayward.com.

Item 11. EXECUTIVE COMPENSATION

The information set forth under the captions "Compensation Discussion and Analysis," "Executive Compensation" (except for the information under the subheading "Pay versus Performance"), "Corporate Governance—Non-Employee Director Compensation" and "Corporate Governance—Compensation Committee Interlocks and Insider Participation" in our definitive proxy statement for the 2025 annual meeting of stockholders is incorporated herein by reference. The information set forth under the caption "Compensation Committee Report" in our definitive proxy statement for the 2025 annual meeting of stockholders is furnished herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security ownership data appearing under the caption "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for the 2025 annual meeting of stockholders is incorporated herein by reference.

The table below contains information as of December 31, 2024, with respect to our compensation plans and arrangements (other than our tax-qualified plans) under which we have options, warrants or rights to receive equity securities authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding) Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	10,175,260	$ 5.43	10,197,246
Equity compensation plans not approved by security holders	—	—	—
Total	10,175,260	$ 5.43	10,197,246

[1] Column (b) relates to stock options and does not include any exercise price for restricted share awards and restricted stock units because the value of such equity awards is dependent upon attainment of continued employment or service and they are settled for shares of Common Stock on a one-for-one basis.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning transactions with related persons and the independence of our directors is set forth under the captions, "Related Person Transactions" and "Corporate Governance—Director Independence" in our definitive proxy statement for the 2025 annual meeting of stockholders and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information appearing under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" in our definitive proxy statement for the 2025 annual meeting of stockholders is incorporated herein by reference.

Part IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. Financial Statements

    The financial statements filed as part of this report are listed in Part II, Item 8 of this report on the Index to Consolidated Financial Statements.

2. Financial Statement Schedule

    None.

    All other schedules are omitted because of the absence of conditions under which they are required or because the required information is provided in the Consolidated Financial Statements or notes thereto.

3. Exhibits

Exhibit No.	Description
3.1	Second Restated Certificate of Incorporation of Hayward Holdings, Inc. (previously filed as Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-254348) and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Hayward Holdings, Inc. (previously filed as Exhibit 3.1 to the Form 8-K filed on January 13, 2023 and incorporated herein by reference).
4.1	Amended and Restated Stockholders' Agreement, by and among Hayward Holdings, Inc., CCMP Capital Investors III, L.P., CCMP Capital Investors III (Employee), L.P., MSD Aqua Partners, LLC, PE16PX Rocky Mountain Ltd., PE16GV Rocky Mountain Ltd. and certain other stockholders (previously filed as Exhibit 4.1 to the Form 10-K filed on March 9, 2022 and incorporated herein by reference).
4.2	Form of Common Stock Certificate (previously filed as Exhibit 4.2 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
4.3*	Description of Registered Securities
10.1	First Lien Credit Agreement, dated August 4, 2017, by and among Hayward Acquisition Corp., Hayward Intermediate, Inc., Bank of America, N.A., as administrative agent and collateral agent, and the Lenders from time to time party thereto (previously filed as Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.2	Amendment No. 1 to First Lien Credit Agreement, dated September 28, 2018, by and among Hayward Industries, Inc., Bank of America, N.A., as administrative agent and collateral agent, and the 2018 Incremental Term Lenders party thereto (previously filed as Exhibit 10.2 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).

10.3	Amendment No. 2 to First Lien Credit Agreement, dated October 28, 2020, by and among Hayward Industries, Inc., Bank of America, N.A., as administrative agent and collateral agent, and the 2018 Incremental Term Lenders party thereto (previously filed as Exhibit 10.3 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.4	Amendment No. 3 to First Lien Credit Agreement, dated May 28, 2021, by and among Hayward Industries, Inc., the Released Parties (as defined therein), Bank of America, N.A., as administrative agent and collateral agent, and the Refinancing Term Loan Lenders (as defined therein) (previously filed as Exhibit 10.4 to the Form 10-K filed on March 9, 2022 and incorporated herein by reference).
10.5	Amendment No. 4 to First Lien Credit Agreement, dated December 13, 2022, by and among Hayward Industries, Inc., and Bank of America, N.A., as administrative agent and collateral agent (previously filed as Exhibit 10.1 to the Form 8-K filed on December 15, 2022 and incorporated herein by reference).
10.6	Amendment No. 5 to First Lien Credit Agreement, dated May 22, 2023, by and among Hayward Industries, Inc., and Bank of America, N.A., as administrative agent and collateral agent (previously filed as Exhibit 10.1 to the Form 10-Q filed on August 2, 2023 and incorporated herein by reference).
10.7	ABL Credit Agreement, dated August 4, 2017, by and among Hayward Acquisition Corp., Hayward Intermediate, Inc., Hayward Pool Products Canada, Inc. / Produits De Piscines Hayward Canada, Inc., Bank of America, N.A., as administrative agent and collateral agent, the Swingline Lender, the Issuing Bank and the Lenders from time to time party thereto (previously filed as Exhibit 10.5 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.8	Amendment No. 1 to ABL Credit Agreement, dated August 4, 2017, by and among Hayward Industries, Inc., Hayward Intermediate, Inc., Hayward Pool Products Canada, Inc. / Produits De Piscines Hayward Canada, Inc., Bank of America, N.A., as administrative agent and collateral agent, the Swingline Lender, the Issuing Bank and the Lenders from time to time party thereto (previously filed as Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.9	Amendment No. 2 to ABL Credit Agreement, dated June 1, 2021, by and among Hayward Industries, Inc., Hayward Intermediate, Inc., Hayward Pool Products Canada, Inc. / Produits De Piscines Hayward Canada, Inc., Hayward Ibérica, S.L.U., the Released Parties (as defined therein), the other Restricted Subsidiaries party thereto, Bank of America, N.A., as administrative agent and collateral agent, and the Lenders and Issuing Banks party thereto (previously filed as Exhibit 10.7 to the Form 10-K filed on March 9, 2022 and incorporated herein by reference).
10.10	Amendment No. 3 to ABL Credit Agreement, dated October 7, 2022, by and among Hayward Industries, Inc., Hayward Intermediate, Inc., Hayward Pool Products Canada, Inc. / Produits De Piscines Hayward Canada, Inc., Hayward Ibérica, S.L.U., the Released Parties (as defined therein), the other Restricted Subsidiaries party thereto, Bank of America, N.A., as administrative agent and collateral agent, and the Lenders and Issuing Banks party thereto (previously filed as Exhibit 10.9 to the Form 10-K filed on February 28, 2023 and incorporated herein by reference).
10.11	Amendment No. 4 to ABL Credit Agreement, dated June 26, 2024, by and among Hayward Industries, Inc., Hayward Intermediate, Inc., Hayward Pool Products Canada, Inc. / Produits De Piscines Hayward Canada, Inc., Hayward Ibérica, S.L.U., the Released Parties (as defined therein), the other Restricted Subsidiaries party thereto, Bank of America, N.A., as administrative agent and collateral agent, and the Lenders and Issuing Banks party thereto (previously filed as Exhibit 10.1 to the Form 10-Q filed on July 30, 2024 and incorporated herein by reference).
10.12	Receivables Purchase Agreement, dated July 3, 2024, between Hayward Industries, Inc. and Wells Fargo Bank, N.A. (previously filed as Exhibit 10.1 to the Form 8-K filed on July 9, 2024 and incorporated herein by reference).
10.13+	Second Amended and Restated Hayward Holdings, Inc. 2017 Equity Incentive Plan (previously filed as Exhibit 10.8 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.14+	Form of Non-Qualified Stock Option Agreement under the 2017 Plan (previously filed as Exhibit 10.10 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).

10.15+	Non-Qualified Stock Option Agreement under the Registrant's 2017 Plan, by the Registrant and Kevin P. Holleran, granted December 24, 2019 (previously filed as Exhibit 10.11 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.16+	Non-Qualified Stock Option Agreement under the Registrant's 2017 Plan, by the Registrant and Eifion Jones, granted April 14, 2020 (previously filed as Exhibit 10.13 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.17+	Non-Qualified Stock Option Agreement under the Registrant's 2017 Plan, by the Registrant and Lawrence Silber, granted December 21, 2019 (previously filed as Exhibit 10.14 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.18+	Hayward Holdings, Inc. 2021 Equity Incentive Plan (previously filed as Exhibit 10.15 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.19+	Form of Restricted Stock Unit Agreement under the Registrant's 2021 Plan (previously filed as Exhibit 10.16 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.20+	Form of Non-Statutory Stock Option Agreement under the Registrant's 2021 Plan (previously filed as Exhibit 10.17 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.21+	Form of Performance Stock Unit Agreement under the Registrant's 2021 Plan (previously filed as Exhibit 10.18 to the Form 10-K filed on March 9, 2022 and incorporated herein by reference).
10.22+	Hayward Holdings, Inc. 2021 Employee Stock Purchase Plan (previously filed as Exhibit 10.18 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.23+	Hayward Holdings, Inc. 2021 Cash Incentive Plan (previously filed as Exhibit 10.19 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.24+	Amended and Restated Employment Agreement, by and among Hayward Industries, Inc., the Registrant and Kevin Holleran, dated March 2, 2021 (previously filed as Exhibit 10.21 to the Form 10-K filed on March 9, 2022 and incorporated herein by reference).
10.25+	First Amendment to the Amended and Restated Employment Agreement, dated as of July 18, 2023, between Hayward Industries, Inc., Hayward Holdings, Inc. and Kevin P. Holleran (previously filed as Exhibit 10.1 to the Form 10-Q filed on October 31, 2023 and incorporated herein by reference).
10.26+	Relocation Agreement, dated as of November 14, 2023, between Hayward Industries, Inc. and Kevin P. Holleran (previously filed as Exhibit 10.24 to the Form 10-K filed on February 29, 2024 and incorporated herein by reference).
10.27+	Amended and Restated Employment Agreement, by and among Hayward Industries, Inc., the Registrant and Eifion Jones, dated March 2, 2021 (previously filed as Exhibit 10.22 to the Form 10-K filed on March 9, 2022 and incorporated herein by reference).
10.28+	Employment Agreement, by and among Hayward Industries, Inc., the Registrant and Susan Canning, dated May 12, 2021 (previously filed as Exhibit 10.25 to the Form 10-K filed on February 28, 2023 and incorporated herein by reference).
10.29+	Employment Agreement, by and among Hayward Industries, Inc., the Registrant and John Collins, dated May 16, 2022 (previously filed as Exhibit 10.26 to the Form 10-K filed on February 28, 2023 and incorporated herein by reference).
10.30+*	Employment Agreement, by and among Hayward Industries, Inc., the Registrant and Eric Sejourne, dated February 7, 2024.
10.31+	Form of Non-Qualified Deferred Compensation Plan (previously filed as Exhibit 10.24 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
10.32+	Form of Director and Officer Indemnification Agreement (previously filed as Exhibit 10.25 to the Registration Statement on Form S-1 (File No. 333-253184) and incorporated herein by reference).
19.1	Hayward Holdings, Inc. Insider Trading Policy
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP
24.1*	Powers of Attorney
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a – 14(a)/15d – 14(a)

31.2*	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a)/15d – 14(a)
32.1*	Certification of Chief Executive Officer pursuant to Section 1350
32.2*	Certification of Chief Financial Officer pursuant to Section 1350
97.1	Hayward Holdings, Inc. Incentive-Based Compensation Recovery Policy (previously filed as Exhibit 97.1 to the Form 10-K filed on February 29, 2024 and incorporated herein by reference).
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in the Interactive Data Files submitted as Exhibits 101.*)

*   Items marked with an asterisk are filed herewith.

\+   Management contract or compensatory plan required to be filed under Item 15(c) of this report and Item 601 of Regulation S-K of the Securities and Exchange Commission.

Item 16. FORM 10-K SUMMARY

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 27, 2025.

HAYWARD HOLDINGS, INC.

By: /s/ Eifion Jones_____

Eifion Jones

Senior Vice President & Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, or in their behalf by their duly appointed attorney-in-fact, on behalf of the registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ Kevin Holleran Kevin Holleran	President and Chief Executive Officer (Principal Executive Officer) and Director	February 27, 2025
/s/ Eifion Jones Eifion Jones	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 27, 2025
/s/ Christopher Bertrand Christopher Bertrand*	Director	February 27, 2025
/s/ Kevin D. Brown	Director	February 27, 2025

Kevin D. Brown*		
/s/ Diane Dayhoff Diane Dayhoff*	Director	February 27, 2025
/s/ Stephen Felice Stephen Felice*	Director	February 27, 2025
/s/ Lawrence Silber Lawrence Silber*	Director	February 27, 2025
/s/ Arthur Soucy Arthur Soucy*	Director	February 27, 2025
/s/ Lori Walker Lori Walker*	Director	February 27, 2025
/s/ Ed Ward Ed Ward*	Director	February 27, 2025

*By: /s/ Susan M. Canning

Susan M. Canning, Attorney-in-Fact

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Annual Meeting

The annual meeting of stockholders will be held virtually on Thursday, May 22, 2025 at 8 a.m. ET. The link to join is:

www.virtualshareholdermeeting.com/HAYW2025

Publications

The Company's Annual Report on Form 10-K and other SEC filings are available without charge through our website at global.hayward.com or by written request addressed to:

Investor Relations
1415 Vantage Park Drive, Suite 400
Charlotte, NC 28203

Stock Exchange Listing

NYSE: HAYW

Investor Information

Website:
https://investor.hayward.com/overview/default.aspx

Contact us:
1415 Vantage Park Drive, Suite 400
Charlotte, NC 28203

Quarterly Business Results & News

Current investor information is available on our website at: www.global.hayward.com

Transfer Agent & Registrar

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005



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